
SALSA (YUM!), SOUR CREAM, CHEESE & LETTUCE
COMBINATIONS AT CHIPOTLE?
BEANS RULE!!
SMOKY, SPICY CHIPOTLE PEPPER ADOBO OR GRILLED STEAK OR VEGETARIAN
SOOOOOOOO WORTH IT
DELICIOUS
MORE CHIPS & GUAC = MORE FRIENDS
RESPONSIBLY RAISED, PASTURE-RAISED
BITE LEFT IN THE BOTT
THE SOIL ISN'T DEPLETED & THE EARTH IS GENERALLY TAKEN CARE OF
GOOD INGRED
BURRITOS & BOWLS & TACOS (SOFT OR CRISPY) & SALADS MADE JUST THE WAY YOU
HAAS AVOCADOS - ORDER EXTRA, YOU'LL NEED IT
TO ACHIEVE A SMOKY AROMA & A MILDLY SWEET HEAT
THANKS FOR SOURCING LOCALLY
COOKED UNTIL TENDER & SLIGHTLY AL DENTE
NEVER UNDERESTIMATE
AND WHERE THE INGREDIENTS COME FROM CAN BE PRETTY INFLUENTIAL
NO HORMONES NO ANTIB
THE IDEA OF THE FOOD I EAT COMING FROM SOMEWHERE NEARBY
ABOUT CHIPOTLE EVERY TIME MY STOMACH GROWLS OR IF I SEE A CLOUD THAT LOOKS REMOTELY LIKE A BURRITO
THERE ARE BUR
I SINCERELY LOVE CHICKEN WITH BLACK BEANS
SOME WOULD CALL IT AN OBSESSION I CALL IT TRUE LOVE
CHIPOTLE
FAMILY
LUNCH"
MMMMMMMMMMMMMMMMMMMMMMM
SOMETIMES I WORRY HOW I WOULD REACT IF SOMEONE GOT BETWEEN ME & MY TACOS!!!
IT'S LIKE A RESTAURANT READ MY DREAM JOURNAL & USED IT TO MAKE RECIPES
ABLY RAISED
NO H
I THOUGHT ABOUT QUITTING MY JOB AND JUST LIVING AT CHIPOTLE - BUT I FIGURED IT WOULD GET CREEPY
WITH A LITTLE BIT OF LETTUCE AND GUACAMOLE OR MAYBE I'LL GET THE SOFT TACOS... I GET THE CRISPY TACOS
REASONS I GET UP EVERY MORNING I SINCERELY BARBACOA
IT MAKES ME HAPPY BECAUSE I DON'T HAVE TO FEEL GUILTY ABOUT EATING FOOD
CRISPY CORN TACOS SALAD CHIPS & SALSA CHIPS & GUACAMOLE
SOFT CORN TACOS
THEY DON'T HELP ANYONE - UNLESS IT'S IN YOUR CAR
REAL INGREDIENTS (NOT THE ONES W SCIENCE EXPERIM
DID YOU SAY GREEN-TOMATILLO-CHILI SALSA? NOW YOU'RE SPEAKING MY LANGUAG
BUT I KNOW IT'S A GOOD IDEA. I SHOULD REALLY CHECK OUT CHIPOTLE.COM AND DO SOME GOOD OL' FASHIONED READI
ALL-NATURAL, KEEP-IT-REAL, FRESH-FROM-THE-COW-STYLE. THANK YOU VERY
FIST BUMP AND A HIGH FIVE. ONE FOR YOU, ONE FOR YOU, ONE FOR YOU
FRIENDSHIP
OBSESSIVE
ON THE GURNEE, ILLINOIS RESTAURANT
WHERE YOU EAT WITH YOUR HANDS
NATURAL INGREDIENTS
THE GOURMET RESTAURANT
1 BURRITO PLUS SUSTAINABLY RAISED
CARNITAS TAKES SIX HOUR
SALSA BETTER - OKAY OUR CHEF'S ARE PERFECTIONISTS...
LOVING THAT.
URRITO. YOUR VERY OWN FOIL-WRAPPED
ALL THAT GOODNESS TOGETHER
LUNCH-STRAVAGANZA
PEOPLE CAN GET A
MEDIUM-RARE
YUMMMMM
ORGANIC

2009 Annual Report
and Proxy Statement

CHIPOTLE
MEXICAN GRILL

Dear Shareholders,

We're proud of our strong performance during 2009, as we delivered outstanding results while remaining true to our vision to change the way people think about and eat fast food. Our success has been driven by our focus on doing just a few things, but doing them better than anyone else. This focus allows us to seek the best ingredients we can find, prepare great tasting food using classic cooking techniques, create a special people culture which leads to exceptional interactive service and an extraordinary dining experience, and serve our customers in an environment designed to complement our brand. We're able to do all this while strengthening our unit economic model and continuing to successfully open new restaurants, resulting in attractive returns for our shareholders.

A key aspect of our mission is what we call "Food With Integrity"-- a philosophy about food that leads us to seek better tasting and more sustainable sources for all of our ingredients. Throughout the year, we continued to work hard to increase our supply of naturally raised meat while also increasing the amount of local and organic produce we served. Today, 100% of our pork, 100% of our chicken, and about 60% of our beef is naturally raised. All of our naturally raised meat comes from animals that are humanely raised on a vegetarian diet, and never given antibiotics or added hormones. Through our local produce program, we committed to serve at least 35% of at least one produce item from local farms when seasonally available, and we often vastly exceeded that goal. Additionally, about 40% of all of our beans were organically grown.

Similarly, we are committed to improve our dairy supply. Currently, all of our dairy (cheese and sour cream) is made with milk from cows that are never given the synthetic hormone rBGH (recombinant bovine growth hormone). We are working hard to create a dairy supply which would allow us to source 100% of our dairy from cattle raised on pasture. While 30% of our dairy already comes from such sources, we are committed to getting all of our milk from these better suppliers as soon as possible.

Another key aspect of our mission is the creation of an exceptional people culture: one where we select only the best and brightest people to join our organization and where each of these people empowers the people they work with to be at their very best. The foundation of this culture is the restaurant manager position, since it is the most important position in our company. For this reason, we are tremendously focused on developing more Restaurateurs, which are our very best restaurant managers. Having a strong bench of Restaurateurs in 2009 resulted in a number of significant improvements to our business. These improvements were the result of our highest performers working more efficiently while delivering exceptional food and outstanding customer service. By creating a culture that appeals only to high performers, we were able to increase our rate of internal promotions to manager from 60% at the beginning of 2009 to 85% at the end. We currently have over 150 Restaurateurs, with their impact and influence affecting almost 250 restaurants through direct mentoring relationships. By continuing to expand this program we have a better pipeline of potential managers, which will help us ensure high standards for restaurant operations.

Our restaurant level margins for 2009 were the highest we have ever achieved as a company, and among the highest in the industry. These margins are attributable to our economic model which results from our focus on doing just a few things better than anyone else. Our new restaurant economics were further strengthened by a significant decline in new restaurant development costs in 2009. The decline was the result of our effort to continue to reduce our investment cost as well as taking advantage of our growth during these difficult economic times.

We remain committed to delivering shareholder value through the pursuit of our vision of changing the way people think about and eat fast food.

Sincerely,

Steve Ells
Founder, Chairman, & Co-CEO

Monty Moran
Co-CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing
Section
JUN 07 2010
Washington, DC
110

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-32731

CHIPOTLE MEXICAN GRILL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-1219301**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
1401 Wynkoop Street, Suite 500 Denver, CO	**80202**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (303) 595-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer (do not check if a smaller reporting company) ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $1.21 billion, based on the closing prices of the registrant's class A and class B common stock on June 30, 2009, the last trading day of the registrant's most recently completed second fiscal quarter. For purposes of this calculation, shares of common stock held by each executive officer and director and by holders of more than 5% of the outstanding common stock have been excluded since those persons may under certain circumstances be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 15, 2010, there were 31,559,066 shares of the registrant's common stock, par value of $0.01 per share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2010 annual meeting of shareholders, which will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2009.

Annual Report

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

General

Chipotle Mexican Grill, Inc. ("Chipotle", the "Company", or "We") operates 956 restaurants in 35 states throughout the United States, the District of Columbia, and Ontario, Canada as of December 31, 2009. Our restaurants serve a focused menu of tacos, burritos, salads and burrito bowls (a burrito without the tortilla), made using fresh ingredients. We are focused on trying to find the highest quality ingredients we can to make great tasting food; on recruiting and retaining top performing people to ensure that the restaurant experience we provide is exceptional; on building restaurants that are operationally efficient and aesthetically pleasing; and on doing all of this with increasing awareness and respect for the environment. We have grown substantially over the past five years, and expect to open between 120 and 130 additional restaurants in 2010.

Chipotle began with a simple philosophy: demonstrate that food served fast doesn't have to be a traditional "fast-food" experience. Over the years, that vision has evolved. Today, our vision is to change the way the world thinks about and eats fast food. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Our approach is also guided by our belief in an idea we call "Food With Integrity". Our objective is to find the highest quality ingredients we can—ingredients that are grown or raised with respect for the environment, animals and people who grow or raise the food.

We manage our operations and restaurants based on five regions that all report into a single segment. Financial information about our operations, including our revenues and net income for the years ended December 31, 2009, 2008, and 2007, and our total assets as of December 31, 2009 and 2008, is included in our consolidated financial statements and accompanying notes in Item 8, "Financial Statements and Supplementary Data". Substantially all of our revenues are generated and assets are located in the U.S.

Chipotle Mexican Grill, Inc. is a Delaware corporation. Our business was founded in Colorado in 1993, and McDonald's Corporation made a series of equity investments in us beginning in February 1998, becoming our majority shareholder in 2000. We completed our initial public offering in January 2006. McDonald's sold a portion of its interest in us in the initial public offering, sold an additional portion of its interest in us in a secondary offering in May 2006, and disposed of its remaining interest in us in an exchange offer to its shareholders that was completed in October 2006.

Our Menu and Food Preparation

Food With Integrity. More than anything, serving high quality food is what motivates us and is the cornerstone of our vision to change the way the world thinks about and eats fast food. As part of our Food With Integrity philosophy, we believe that using fresh ingredients is not enough, so we spend time on farms and in the field to understand where our ingredients come from and how the animals are raised. Because our menu is so focused, we can concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. All of our pork and all of our chicken, for example, is naturally raised. We define naturally raised as coming from animals that are fed a pure vegetarian diet, never given antibiotics or hormones, and raised in open pastures or deeply bedded pens—which is more stringent than the USDA's standard for naturally raised marketing claims. We also serve naturally raised beef in about 60% of our restaurants. In addition, we work with leading animal ethicists to try to support more humane farming practices. We're also investigating the use of more sustainably grown produce, meaning produce grown by suppliers who we believe respect the environment and their employees, while still charging reasonable prices for our food. Today, about 40% of all of the beans we buy are organically grown—that is, they meet U.S. Food and Drug

Administration standards for "organic". All of the sour cream and cheese we buy is made from milk that comes from cows that are not given rBGH, or recombinant bovine growth hormone, to stimulate milk production. By the end of 2009, about 30% of the milk used in our cheese came from cows raised in pastures and we expect to increase that percentage during 2010. During 2009 we met our goal of purchasing at least 35% of at least one produce item while in season in each of our markets from small to midsize local farmers, and we expect to increase that percentage during 2010 as well.

We do, however, face challenges associated with pursuing Food With Integrity. For example, current economic conditions have led to periodic natural chicken supply shortages. As a result, we have on occasion temporarily suspended serving naturally raised chicken in certain limited restaurants for short periods of time, and we expect these shortages will continue during 2010. It can take longer to identify and secure relationships with suppliers meeting our criteria, and there are higher costs and other risks associated with purchasing naturally raised or sustainably grown ingredients. The growth process for naturally raised meat and sustainably grown vegetables is longer. Herd losses can also be greater when animals are not treated with antibiotics and hormones. Given the costs associated with natural and sustainable farming practices, and recently due to decreased demand as a result of the weak economic environment, many large suppliers have not found it economical to pursue business in this area. We believe that consumers' increasing concern about where and how food is raised and the taste and health benefits of their food, and about the environmental management, animal husbandry and labor practices of food suppliers, will continue to foster demand for these natural and sustainable foods over the long-term. We believe that increased demand for naturally raised meat and produce over the long-term will continue to attract the interest and capital investment of larger farms and suppliers. We also understand that we'll continue to be at the forefront of this trend and must balance our interest in advancing Food With Integrity with our desire to provide great food at reasonable prices. If we are able to continue growing while focusing on Food With Integrity our sourcing flexibility should improve over time, though we expect that these ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

A Few Things, Thousands of Ways. We serve only a few things: burritos, burrito bowls, tacos and salads. But because customers can choose from four different meats, two types of beans and a variety of extras such as salsas, guacamole, cheese and lettuce, there's enough variety to extend our menu to provide countless choices. We plan to keep a simple menu, but we'll consider additions that we think make sense. And if you can't find something on the menu that's quite what you're after, let us know. If we can make it from the ingredients we have, we'll do it.

In preparing our food, we use stoves and grills, pots and pans, cutting knives, wire whisks and other kitchen utensils, walk-in refrigerators stocked with a variety of fresh ingredients, herbs and spices and dry goods such as rice. Ingredients we use include chicken and steak that is marinated and grilled in our restaurants, carnitas (seasoned and braised pork), barbacoa (spicy shredded beef) and pinto and vegetarian black beans. We add our rice, which is tossed with lime juice and freshly chopped cilantro, as well as freshly shredded cheese, sour cream, lettuce, peppers and onions, depending on each customer's request. We use various herbs, spices and seasonings to prepare our meats and vegetables. We also provide a variety of extras such as guacamole, salsas and tortilla chips seasoned with fresh lime and kosher salt. In addition to sodas and fruit drinks, most of our restaurants also offer a selection of beer and margaritas. Our food is prepared from scratch, with the majority prepared in our restaurants while some is prepared with the same fresh ingredients in commissaries. With the exception of the sweet corn for one of our salsas, our ingredients are never frozen, and we never use microwaves in the preparation of our food.

Food Served Fast ... So That Customers Can Enjoy It Slowly. Our employees spend hours preparing our food on-site, but each customer order can be ready in seconds. Customers select exactly what they want and how they want it by speaking directly to the employees that have prepared the food. While we think that our customers return because of the great-tasting food, we also think that they like getting food served fast without having a "fast-food" experience, even when they're not in a hurry. And while our restaurants often have lines, we try to serve customers as quickly as possible; we've even been able to serve more than 300 customers an hour at some locations. The natural flow of our restaurant layout, including the floor plan and the design of our serving line, are designed to make the food ordering process intuitive and, we believe, more efficient. And we're focused on further improving the speed of service in all of our restaurants, so that we can accommodate more customers and larger orders without disrupting restaurant traffic. For instance, our restaurants accept orders over the internet, by fax, online or through an iPhone ordering application in order to provide a more convenient experience by allowing customers to avoid standing in line. We have installed change machines at the cashier station in virtually all of our restaurants, and have implemented a hand-held point-of-sale terminal in a small number of our restaurants which allows customers to pay with a credit card while waiting in line. We continue to review other equipment and kitchen design modifications to improve the speed of service. By emphasizing speed of service without compromising the genuine interactions between our customers and our crews, and by continually making improvements to our restaurants, we believe that we can provide the Chipotle experience to more and more customers.

Quality Assurance and Food Safety. Chipotle is committed to serving safe, high quality food to our customers. Quality and food safety is integrated throughout our supply chain and everything we do; from the farms that supply our food all the way through to our front line. We have established close relationships with some of the top suppliers in the industry, and we actively maintain a limited list of approved suppliers from whom our distributors must purchase. Our quality assurance department establishes and monitors our quality and food safety programs. Our training department develops and implements operating standards for food quality, preparation, cleanliness and safety in the restaurants. Our food safety programs are also designed to ensure that we comply with applicable state and local food safety regulations.

Restaurant Management and Operations

Culture of High Performers. We value the individuality of our company, our employees and our customers, which we believe results in a management, operations and training philosophy distinct from that of our competitors. We are committed to creating a performance based culture that leads to the best restaurant experience possible for our customers. The foundation of that culture starts with hiring the best teams in our restaurants. We make an effort to hire employees who share a passion for food, and who will operate our restaurants in a way that is consistent with our high standards but that allows each of their unique personalities and strengths to contribute to our success. We provide attractive career opportunities to crew and managers who are committed to work hard, provide great customer service and have the ability to lead and empower others. We provide hands on, shoulder to shoulder training to develop the full potential of our restaurant employees. Through our language programs that we provide in all of our markets, we teach English to Spanish-speaking workers, which helps our crew provide better customer service and provides greater career opportunities. This program helps encourage our staff members to develop skills that will enhance their work experience and enrich their personal lives. Our best restaurant managers, who run great restaurants and develop strong restaurant teams, are promoted to Restaurateur and in that role can earn bonuses for developing people. We've leveraged our outstanding Restaurateurs' leadership by giving select Restaurateurs responsibility for mentoring nearby restaurants. This provides an opportunity for Restaurateurs to develop in field leadership roles one restaurant at a time.

Importance of Methods and Culture. Although we have many restaurants, we believe that our departure from the automated cooking techniques, frozen meats and microwaves used by many traditional fast-food and fast-casual restaurants helps to set us apart. Our crews use classic cooking methods: they marinate and grill meats, hand-chop produce and herbs, make fresh salsa and guacamole, and steam rice in small batches throughout the day. They work in kitchens that more closely resemble those of high-end restaurants than they do a typical fast-food place. Despite our more labor-intensive method of food preparation, our focused menu creates efficiencies which allow us to serve high quality food made from ingredients typically found in fine dining restaurants.

The Front Line is Key. Our restaurant and kitchen designs intentionally place crew members up front with customers to reinforce our focus on service. All of our restaurant employees are encouraged to have genuine interactions with customers no matter their job, whether preparing food or serving customers during our busiest period. We focus on attracting and retaining people who can deliver that experience for each customer "one entree at a time". We provide each customer with individual attention and make every effort to respond to customer suggestions and concerns in a personal and hospitable way. We believe our focus on creating a positive and interactive experience helps build loyalty and enthusiasm for our brand among restaurant managers, crew members and customers alike.

The Basics. Each restaurant typically has a restaurant manager (a position we've characterized as the most important in the company), an apprentice manager, one or two hourly service managers, one or two hourly kitchen managers and an average of 21 full and part-time crew members. We generally have two shifts at our restaurants, which simplifies scheduling and provides stability for our employees. We tend to have more employees in our busier restaurants. We cross-train our people, so that each can work a variety of stations, allowing us to work efficiently during our busiest times, while giving our people greater variety and the opportunity to develop a wider array of skills. Consistent with our emphasis on customer service, we encourage our restaurant managers and crew members to welcome and interact with customers throughout the day. And although they may increase our labor costs, we believe that the benefits we provide to our employees, which include language training and a company car program for qualified restaurant managers, help us to attract and keep top performing restaurant managers and crew members. In addition to the employees serving our customers at each restaurant, we also have a field support system that includes assistant team leaders, team leaders or area managers, operations directors and regional directors.

Provisions and Supplies

Close Relationships With Suppliers. Maintaining the high levels of quality we expect in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We purchase from various suppliers, carefully selected based on quality and their understanding of our mission, and we seek to develop mutually beneficial long-term relationships with them. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility and supply shortages, and we follow industry news, trade issues, weather, exchange rates, foreign demand, crises and other world events that may affect our ingredient prices.

We generally do not purchase raw materials directly from farmers or other suppliers, but have selected and approved all of the suppliers from whom ingredients are purchased for our restaurants. Distribution centers purchase ingredients and other supplies from suppliers we select based on our quality specifications, and purchase within the pricing guidelines and protocols we have established with the suppliers.

Distribution Arrangements. We deliver ingredients and other supplies to our restaurants from 22 independently owned and operated regional distribution centers. As we continue to expand geographically, we expect to add additional regional distribution centers.

Marketing

Our marketing has historically been based on the belief that the best and most recognizable brands aren't built through advertising or promotional campaigns alone, but rather through all of the ways people experience the brand. So we pay close attention to all of these variables, looking to keep our communications closely aligned with the ways our customers experience Chipotle. Our advertising and promotional programs, in-store communications, and other design elements (such as menus and signs) all say something about who we are, and we believe it's important that we present our brand consistently in our communications and the experience our customers enjoy. That has always been a hallmark of our marketing, and we are constantly looking to do these things better.

When we open a new restaurant, we plan a range of activities to introduce Chipotle to the local community and to create interest in the restaurant from the start. Our advertising has generally included print, outdoor, transit and radio ads. In addition, we continue to generate considerable media coverage, with scores of publications writing favorably about our food, restaurant concept and business, and our food, restaurants and company have been featured in a number of television programs.

Collectively, these efforts have helped us create considerable word-of-mouth publicity, with our customers learning about us and telling others, allowing us to build awareness with relatively low advertising expenditures.

We also recognize the need for our marketing to evolve, much as we have evolved our food culture and our unique people culture. To help us improve our marketing direction and message, to deepen our relationships with customers and continue to attract new customers, we hired our first ever Chief Marketing Officer in January 2009. We also developed and introduced new logos, advertising and other branding elements in 2009. We continue to review our entire marketing strategy and messaging approach to make it more effective, and have developed new advertising and marketing strategies that we intend to implement in 2010. Our goals are to effectively communicate how Chipotle is different than other restaurant concepts and ensure that our marketing message resonates more with our customers.

Competition

The fast-casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast-casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region, market and even restaurant. All of these restaurants compete based on a number of factors, including taste, quality, speed of service, value, name recognition, restaurant location, customer service and the ambience and condition of each restaurant.

We compete with national and regional fast-casual, quick-service and casual dining restaurants. Our competition also includes a variety of locally owned restaurants and the deli sections and in-restaurant cafés of several major grocery store chains. Many of our competitors have greater financial and other resources, have been in business longer, and have greater name recognition than we have, and are better established than we are in the markets where our restaurants are located or are planned to be located.

We believe we're well-positioned to continue to grow our market position in existing and new markets given current consumer trends, including the increasing impact of Hispanic culture on food, the growth of the Mexican food segment and increasing awareness and concern among consumers about what they eat and how it is prepared. Some of our competitors have formats similar to ours. We believe, however, that Chipotle has become one of the most recognized fast-casual restaurants and that we are known for our focus on preparing food using a variety of fresh ingredients in an open restaurant kitchen to create delicious food, as well as our commitment to "Food With Integrity", which we think represents a significant competitive advantage in the segment in which we operate.

Seasonality

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and profits are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year.

Our Intellectual Property and Trademarks

"Chipotle," "Chipotle Mexican Grill," "Unburritable," "Food With Integrity," "Fresh Is Not Enough, Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," and a number of related designs and logos are U.S. registered trademarks of Chipotle. We have filed trademark applications for a number of other marks in the U.S. In addition to our U.S. registrations, we have registered trademarks for "Chipotle" and a number of other marks in Canada, the European Union and various other countries, and have filed trademark applications for "Chipotle Mexican Grill," "Chipotle" and a number of other marks in various countries as well.

We also believe that the design of our restaurants is our proprietary trade dress. From time to time we have taken action against other restaurants that we believe are misappropriating our trademarks, restaurant designs or advertising. Although our policy is to protect and defend vigorously our rights to our intellectual property, we may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Information Systems

Chipotle uses an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is used to authorize, batch and transmit credit card transactions, to record employee time clock information, and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables management to continually monitor operating results. We believe that our current point-of-sales systems will be an adequate platform to support our continued expansion.

Employees

As of December 31, 2009, we had about 22,250 employees, including about 2,090 salaried employees and about 20,160 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement.

Available Information

We maintain a website at www.chipotle.com. The information on or available through our website is not, and should not be considered, a part of this report. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the SEC, free of charge at our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

Cautionary Note Regarding Forward-Looking Statements

This report includes statements of our expectations, intentions, plans and beliefs that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. Forward-looking statements include our projections of the number of restaurants we expect to open in 2010, our estimates of the amount of certain expected expenses and potential changes in our comparable restaurant sales during 2010, statements of our intention to open restaurants in one or more specified locations, and statements regarding the potential impact of ongoing economic uncertainty on our business. We have used words such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "think," "estimate," "seek," "expect," "predict," "could," "project," "potential" and other similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. Such risks and other factors include those listed in this Item 1A. "Risk Factors," and elsewhere in this report.

When considering these forward-looking statements, you should keep in mind the cautionary statements in this report and the documents incorporated by reference. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this report as a result of new information, future events or developments, except as required by applicable laws and regulations.

Increasing our sales and profitability depends substantially on our ability to open new restaurants, which is subject to many unpredictable factors.

There were 956 Chipotle restaurants as of December 31, 2009. We plan to increase the number of our restaurants significantly in the next three years, and plan to open between 120 and 130 new restaurants in 2010. However, we have in the past experienced delays in opening some restaurants and that could happen again as a result of any of the following factors:

- our potential inability to locate and secure new restaurant sites in locations that we believe to be attractive;
- delay or cancellation of new site development by developers and landlords, which may become more common during 2010 as a result of continuing economic uncertainty and tight credit markets;
- difficulty managing construction and development costs of new restaurants at affordable levels, particularly in competitive markets;
- obstacles to hiring and training qualified operating personnel in the local market;
- any shortages of construction materials and labor;
- difficulty negotiating leases with acceptable terms;
- lack of availability of, or inability to obtain, adequate supplies of ingredients that meet our quality standards;
- failures or delays in securing required governmental approvals (including construction, parking and other permits); and
- the impact of inclement weather, natural disasters and other calamities.

One of our biggest challenges is locating and securing an adequate supply of suitable new restaurant sites. Competition for those sites in our target markets can be intense, and development and leasing costs are increasing (particularly for urban locations). These factors may be exacerbated by any further deterioration of the commercial real estate or credit markets, as developers may continue to delay or be unable to finance new projects. Delays or failures in opening new restaurants due to any of the reasons set forth above could materially and adversely affect our growth strategy and our expected results. Moreover, as we open and operate more restaurants our rate of expansion relative to the size of our restaurant base will decline, which may in turn slow our sales and profitability growth.

Our progress in opening new restaurants from quarter to quarter may also occur at an uneven rate, which may result in quarterly sales and profit growth falling short of market expectations in some periods. Similarly, our growth strategy and the substantial investment associated with the development of each new restaurant (as well as the impact of our new restaurants on the sales of our existing restaurants) may cause our operating results to fluctuate and be unpredictable or adversely affect our profits.

Our sales and profit growth could be adversely affected if comparable restaurant sales increases are less than we expect, and we may not successfully increase comparable restaurant sales.

While future sales growth will depend substantially on our opening new restaurants, changes in comparable restaurant sales (which represent the change in period-over-period sales for restaurants beginning in their 13th full month of operations) will also affect our sales growth and will continue to be a critical factor affecting profit growth. This is because the profit margin on comparable restaurant sales is generally higher, as comparable restaurant sales increases enable fixed costs to be spread over a higher sales base. Conversely, declines in comparable restaurant sales can have a significant adverse effect on profitability due to the loss of the higher profit margins associated with comparable restaurant sales. Comparable restaurant sales increases decelerated during 2009, and we expect comparable restaurant sales in 2010 to be flat due to the impact of ongoing weakness in consumer spending as a result of the economy and losing the impact of menu price increases we implemented beginning in late 2008. If the economy remains weak or further weakens, we may further lower our expectations for comparable restaurant sales.

In addition, our ability to increase comparable restaurant sales depends on many factors, including:

- changes in consumer preferences and discretionary spending, including weaker consumer spending in difficult economic times, such as those that persisted throughout 2009;
- consumer understanding and acceptance of the Chipotle experience;
- our ability to increase menu prices without adversely impacting transaction counts to such a degree that the impact of the decrease in transactions equals or exceeds the benefit of the menu price increase;
- competition, either from our competitors in the restaurant industry, or from our own restaurants as some customers who frequent one of our restaurants may begin to visit one of our new restaurants instead;
- other impacts of changes in general economic conditions, which can affect local labor costs and prices we pay for the ingredients and other supplies we use;
- executing our strategies effectively, including our development strategy, our marketing and branding strategies, our initiatives to increase the speed at which our crew serves each customer, and expanded use of fax service lines and online ordering, each of which we may not be able to accomplish;
- initial sales performance of new restaurants, which is subject to the risks described below under "Our new restaurants, once opened, may not be profitable, and may adversely impact the sales of our existing restaurants";
- weather, road construction and other factors limiting access to new restaurants; and
- changes in government regulation.

A number of these factors are beyond our control. As a result of these factors it is possible that we will not achieve our targeted comparable restaurant sales or that the change in comparable restaurant sales could be negative. If this were to happen, sales and profit growth would be adversely affected and our stock price would be likely to decline.

Our new restaurants, once opened, may not be profitable, and may adversely impact the sales of our existing restaurants.

Historically, many of our new restaurants have opened with an initial ramp-up period typically lasting 24 months or more, during which they generated sales and income below the levels at which we expect them to normalize. This is in part due to the time it takes to build a customer base in a new area, as well as to higher fixed costs relating to increased labor and other start-up inefficiencies that are typical of new restaurants and a larger proportion of our recent openings being in higher rent sites than we have historically targeted. If we are unable to build the customer base that we expect for new restaurant locations or overcome the higher fixed costs associated with new restaurant locations, new restaurants may not have similar results as our existing restaurants and may not be profitable. We also have lowered the average development cost of our new restaurants significantly in recent years, from $916,000 in 2008 to $850,000 in 2009, and expect additional decreases in 2010. In the event we are not able to achieve the average development costs we expect for 2010 or sustain the benefits achieved in prior years, which could result from inflation, project mismanagement or other reasons, our new restaurant locations could also result in decreased profitability. In addition, our average restaurant sales declined and comparable restaurant sales decelerated during 2009, and if these trends continue as a result of ongoing economic uncertainty or otherwise, the ramp-up period for new restaurants may be longer, adversely impacting our overall financial results. If for any of these reasons new restaurants do not perform as planned or adversely impact our profitability, the price of our common stock is likely to decline.

In addition, we have now opened restaurants in nearly all major metropolitan areas across the U.S. New restaurants opened in existing markets may adversely impact sales in previously-opened restaurants in the same market as customers who frequent our established restaurants begin to visit a newly-opened restaurant instead. This impact could worsen as we open additional restaurants, and could make it more difficult for us to increase comparable restaurant sales and profitability. Existing restaurants could also make it more difficult to build the customer base for newly-opened restaurants in the same market.

We plan to broaden our real estate selection strategy during 2010, which may result in lower new restaurant sales volumes and potentially lower operating margins.

In 2010, as part of what we refer to as our "A Model" initiative, we plan to broaden the site selection criteria we use to determine new restaurant locations, allowing us to open restaurants outside of the trade areas that we have typically sought while still achieving our targeted economic returns. These trade areas may have lower population densities or local traffic or less favorable demographic profiles than the trade areas we have typically sought out for new locations. We expect that as many as 25% of our new restaurant openings will be in these types of locations in 2010. This could adversely impact our operating margins notwithstanding the lower development, occupancy and operational costs we expect for these locations. In addition, because we have less experience opening restaurants in these types of trade areas there can be no assurance that restaurants opened in these locations will generate the sales volumes we expect, and failure to reach those sales volumes would adversely impact our profitability.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Like all restaurant companies, we are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, fluctuations of the U.S. dollar, product recalls and government regulations. The cost of many basic foods for humans and animals, including corn, wheat, rice and soy oil, has increased markedly in some years, resulting in upward pricing pressures on almost all of our raw ingredients including chicken, beef, tortillas and rice, increasing our food costs. Although the food price environment was generally favorable for us during 2009, we expect that there may be pricing pressures on some of our key ingredients during 2010. We could also be adversely impacted by price increases specific to naturally-raised meats or other food items we buy as part of our Food With Integrity focus, the markets for which are generally smaller and more concentrated than the markets for commodity food products. Any increase in the prices of the ingredients most critical to our menu, such as beef, chicken, cheese, avocados, beans, rice, tomatoes and pork, would adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to suspend serving menu items, such as guacamole, rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic and comparable restaurant sales.

Instances of food-borne or localized illnesses could cause the temporary closure of some restaurants or result in negative publicity, thereby resulting in a decline in our sales, and could adversely affect the price and availability of the meat or produce we use to prepare our food.

Instances of food-borne illnesses, real or perceived, whether at our restaurants or those of our competitors, could result in negative publicity about us or the restaurant industry, which could adversely affect sales. For instance, during 2008 a small number of Chipotle restaurants were associated with separate outbreaks of customer illness, and even in markets in which we were never proven to be the cause of the illnesses our sales were adversely impacted. If our customers become ill from food-borne or localized illnesses, we could be forced to temporarily close some restaurants. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our restaurants, would adversely impact our restaurant sales and profitability.

In addition, reports linking a nationwide outbreak of salmonella during the summer of 2008 to a variety of fresh produce items caused us to temporarily suspend serving some produce items in our foods or to otherwise alter our menu. Similarly, past outbreaks of E. coli relating to certain food items caused consumers to avoid certain products and restaurant chains, Asian and European countries have experienced outbreaks of avian flu, and incidents of "mad cow" disease have occurred in Canadian and U.S. cattle herds. These problems, other food-borne illnesses (such as hepatitis A or norovirus) and injuries caused by food tampering have had in the past, and could have in the future, an adverse affect on the price and availability of affected ingredients. If we react to these problems by changing our menu or other key aspects of the Chipotle experience, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to generate sufficient revenue to make our restaurants profitable. Customers may also shift away from us if we choose to pass along to consumers any higher ingredient costs resulting from supply problems associated with outbreaks of food-borne illnesses, which would also have a negative impact on our sales and profitability.

Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants.

Labor is a primary component of our operating costs, and we believe good managers and crew are a key part of our success. We devote significant resources to recruiting and training our restaurant managers and crew. Increased labor costs due to factors like competition, increased minimum wage requirements, employee benefits and any changes in our restaurant staffing structure would adversely impact our operating costs. Our success also depends in part on the energy and skills of our employees and our ability to hire, motivate and keep qualified employees, especially restaurant managers and crew members. Our failure to find and keep enough employees who are a good fit with our culture could delay planned restaurant openings, result in higher employee turnover or require us to change our culture, any of which could have a material adverse effect on our business and results of operations. Restaurant operators have traditionally experienced relatively high employee turnover rates. Any increase in our turnover rates for managers or crew could be costly.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to Federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. In addition, we have been subject to audits by immigration authorities from time to time. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. If a significant number of unauthorized workers is identified in a particular market or across our company, the resulting disruption to our operations could be significant and our financial performance could be materially harmed as a result.

Our expansion into new markets may present increased risks due to our unfamiliarity with those areas.

Some of our new restaurants are planned for markets where we have little or no operating experience. For instance we expect to open a restaurant in London in the second quarter of 2010, which will be our first restaurant outside of North America and our second outside the United States, and we are actively exploring expansion into France and Germany as well. New markets, particularly outside the United States, may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with the Chipotle brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Restaurants opened in new markets, particularly outside the United States, may also have lower average restaurant sales than restaurants opened in existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. We may also have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Sales at restaurants opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability. Some or all of these factors may be more pronounced in markets outside the United States due to cultural, regulatory or economic differences with which we are not familiar, which may have a particularly adverse impact on our sales or profitability in those markets and could thereby adversely impact our overall results.

We may not persuade customers of the benefits of paying our prices for higher-quality food.

Our success depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors, particularly those in the quick-service segment. We may not successfully educate customers about the quality of our food, and customers may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results or the brand identity that we have tried to create. Consumers may also be more price-sensitive during difficult economic times, and we experienced some decrease in traffic during late 2008 and throughout 2009 that we attribute in part to menu price increases. Many forecasts predict continued economic difficulties throughout 2010, so our ability to increase sales may be significantly hampered for the foreseeable future.

Competition could adversely affect us.

The fast-casual, quick-service and casual dining segments of the restaurant industry are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of restaurants in each of these segments, including locally owned restaurants and national and regional chains. Our competitors offer dine-in, carry-out and delivery services. Many of our competitors have existed longer than we have and may have a more established market presence with substantially greater financial, marketing, personnel and other resources than we have. Among our main competitors are a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which are expanding nationally. In addition, our strategy includes opening additional restaurants in existing markets, and as we do so sales may decline in our previously-opened restaurants as customers who frequent our established restaurants begin to visit a newly-opened restaurant instead.

Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, better for customers or otherwise targeted at particular consumer preferences. Many of our competitors in the fast-casual and quick-service segments of the restaurant industry also emphasize lower-cost, "value meal" menu options, a strategy we do not currently pursue. Our sales may be adversely affected by these products and price competition.

Moreover, new companies may enter our markets and target our customers. For example, additional competitive pressures have come more recently from the deli sections and in-store cafés of several major grocery store chains, including those targeted at customers who want higher-quality food, as well as from convenience stores and casual dining outlets. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations than we have.

Any of these competitive factors may adversely affect us and reduce our sales and profits.

We are implementing a new marketing and branding strategy, and the additional expense associated with this initiative may adversely impact our business.

During 2008 we announced plans to refocus our marketing and branding strategy. In January 2009 we hired Mark Crumpacker as our first Chief Marketing Officer to lead our efforts on this initiative, and developed and introduced new logos and a new advertising approach and other branding elements. In late 2009 and early 2010 we developed a new advertising and marketing strategy, some components of which we are still working on. We do not have any assurance that our latest marketing strategies will be successful. If new advertising, modified branding and other marketing programs do not drive increased restaurant sales, the expense associated with these programs will adversely impact our financial results, and we may not generate the levels of comparable restaurant sales we expect.

Our Food With Integrity philosophy subjects us to risks.

Our approach to competing in the restaurant industry depends in large part on our continued ability to adhere to the principle of Food With Integrity. We use a substantial amount of naturally raised and sustainably grown ingredients, and try to make our food as fresh as we can, in light of pricing considerations. We do, however, face challenges associated with pursuing Food With Integrity. It can take longer to identify and secure relationships with suppliers meeting our criteria, and there are higher costs and other risks associated with purchasing naturally raised or sustainably grown ingredients. The growth process for naturally raised meat and sustainably grown vegetables is longer. Herd losses can also be greater when animals are not treated with antibiotics and hormones. Given the costs associated with natural and sustainable farming practices, and recently due to decreased demand as a result of the weak economic environment, many large suppliers have not found it economical to pursue business in this area. We expect shortages of naturally-raised chicken during the first half of 2010 due to a supplier suspending production. Furthermore, as we increase our use of these ingredients, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. Moreover, we are broadening our commitment to serving local produce and produce purchased from farmers markets when seasonally available. These initiatives may make it more difficult to keep quality consistent and present additional risk of food-borne illnesses given the greater number of suppliers involved in such a system and the difficulty imposing our quality assurance programs on all such suppliers. Quality variations and food-borne illness concerns could adversely impact public perceptions of Food With Integrity or our brand generally. If as a result of any of these factors we are unable to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, or at all, our food costs could increase, adversely impacting our operating margins. These factors could also cause us difficulties in aligning our brand with Food With Integrity, which could make us less popular among our customers and cause sales to decline.

Failure to receive frequent deliveries of higher-quality food ingredients and other supplies could harm our operations.

Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather, a supplier ceasing operations or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. We have almost no long-term contracts with suppliers, and we have relied largely on the same third party distribution network as McDonald's. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. We currently depend on a limited number of suppliers for some of our key ingredients, including beef, pork, chicken, beans, rice, sour cream and tortillas. Due to the unique nature of the products we receive from our Food With Integrity suppliers and as described in more detail above, these suppliers could be more difficult to replace if we were no longer able to rely on them. If we have to seek new suppliers and service providers we may be subject to pricing or other terms less favorable than those we currently enjoy. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen and customers change their dining habits as a result, affected restaurants could experience significant reductions in sales during the shortage or thereafter. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe.

Changes in customer tastes and preferences, spending patterns and demographic trends could cause sales to decline.

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Our sales could be impacted by changes in consumer preferences in response to dietary concerns, including preferences regarding items such as calories, sodium, carbohydrates or fat. These changes could result in consumers avoiding our menu items in favor of other foods. Our success also depends to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. Negative consumer sentiment in the wake of the economic downturn was widely reported in 2009 and according to some forecasts will continue during 2010. Our sales may decline during this or future economic downturns, which can be caused by various factors such as high gasoline prices, declining home prices or tight credit markets. Any material decline in consumer confidence or a decline in family "food away from home" spending could cause our sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

Our failure to manage our growth effectively could harm our business and operating results.

Our plans call for a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain restaurant managers and crew. We also are continuing to revise our field management structure, in an effort to develop additional top-performing restaurant managers more quickly. We may not respond quickly enough to the changing demands that our expansion will impose on management, crew and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot currently anticipate. Changes as we grow may have a negative impact on the operation of our restaurants, and cost increases resulting from our inability to effectively manage our growth could adversely impact our profitability. We also place a lot of importance on our culture, which we believe has been an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our failure to foster and maintain our corporate culture could also harm our business and operating results.

Our insurance coverage and self-insurance reserves may not cover future claims.

We maintain various insurance policies for employee health, worker's compensation, general liability and property damage. We are self-insured for our health plans, and have purchased a fully-insured stop loss policy to help offset our liability for both individual and aggregate claim costs. We are also responsible for losses up to a certain limit for worker's compensation, general liability and property damage insurance.

For policies under which we are responsible for losses, we record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. Our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and we may be required to record additional expense. Unanticipated changes may also produce materially different amounts of expense than that reported under these programs, which could adversely impact our results of operations.

The impact on us of continuing economic uncertainty may be exacerbated if our suppliers, landlords and other counterparties are not able to continue to do business with us or are forced to alter the terms on which they do business with us.

Some of our suppliers and other vendors have been adversely impacted by tightening of the credit markets, decreased economic activity, fluctuations in commodity prices and other consequences of ongoing economic difficulties. Some vendors have sought to change the terms on which they do business with us in order to lessen the impact of the economic environment on their business. If we are forced to find alternative vendors for key services, whether due to demands from the vendor or the vendor's bankruptcy or ceasing operations, that could be a distraction to us and adversely impact our business.

For example, we are aware that the economic environment has forced some food suppliers to seek financing in order to stabilize their businesses, and some suppliers have ceased operations completely. Additional suppliers may encounter difficulties in sustaining their business, and if any of our major suppliers or a large number of other suppliers suspend or cease operations, we may not be able to further our Food With Integrity initiative and may have difficulty keeping our restaurants fully supplied with the high quality ingredients we require. If we were forced to suspend serving one or more of our menu items, that could have a significant adverse impact on our restaurant traffic and public perceptions of us, which would be harmful to our business.

Similarly, our restaurant expansion strategy relies in part on the development of new retail centers and similar projects. Many developers rely on the availability of financing to complete these types of projects, and due to current conditions in the credit and commercial real estate markets financing may not be available on attractive terms or at all. Developers may also delay or cancel projects in light of uncertainty in the commercial real estate market or economic conditions generally. If developers do not proceed with projects in which we plan to locate restaurants, our expansion plans may be hampered, which would adversely impact our growth and could impair our future profitability.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our existing and future operations and results.

We are subject to various federal, state and local regulations. Each of our restaurants is subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants, which could delay planned restaurant openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

We are also subject to various federal and state laws governing our relationship with and other matters pertaining to our employees, including wage and hour laws, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers' compensation rules and anti-discrimination laws. Complying with these rules subjects us to substantial expense and can be cumbersome, and can also expose us to liabilities from claims for non-compliance. For example, a lawsuit has been filed against us in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to our employees. We could suffer losses in this case or similar cases, and any such losses could be significant. In addition, several states in which we operate and the federal government have from time to time enacted minimum wage increases, and these increases could increase our labor costs. We also are audited from time to time for compliance with citizenship or work authorization requirements as well. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees.

The U.S. Congress has focused extensively on health care reform legislation over the past year, and a comprehensive health care reform law is currently being crafted. We cannot predict what new requirements we may be subject to as a result of any health care reform law that is ultimately enacted. However, new requirements to provide additional health insurance benefits to our employees would likely increase our expenses, and any such increases could be large enough to materially impact our results of operations.

In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry including nutrition and advertising practices. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. For example, the State of California, New York City and a growing number of other jurisdictions around the U.S. have adopted regulations requiring that chain restaurants include calorie information on their menu boards or make other nutritional information available. We may in the future become subject to other initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, which could increase our expenses or slow customers as they move through the line, decreasing our throughput. These initiatives may also change customer buying habits in a way that adversely impacts our sales.

We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances, as well as local ordinances restricting the types of packaging we can use in our restaurants. We have not conducted a comprehensive environmental review of our properties or operations. We have, however, conducted investigations of some of our properties and identified contamination caused by third-party operations. We believe any such contamination has been or should be addressed by the third party. If the relevant third party does not address or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner or operator to address any remaining contamination, sometimes without regard to whether we knew of, or were responsible for, the release or presence of hazardous or toxic substances. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations. We also cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws.

We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.

We accept electronic payment cards for payment in our restaurants. During 2009, slightly more than half of our sales were attributable to credit and debit card transactions, and credit and debit card usage could continue to increase. A number of retailers, including us, have experienced actual or potential security breaches in which credit and debit card information may have been stolen. In August 2004, the merchant bank that processed our credit and debit card transactions informed us that we may have been the victim of a possible theft of card data. As a result, we recorded losses and related expenses totaling $4.3 million from 2004 through 2006.

We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We are aware of restaurants in foreign jurisdictions using menu items, logos and other branding that we believe are based on our intellectual property, and our ability to halt these restaurants from using these elements may be limited in jurisdictions in which we are not operating. This could have an adverse impact on our ability to successfully expand into other jurisdictions in the future. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.

Our quarterly operating results may fluctuate significantly because of various factors, including:

- changes in comparable restaurant sales and customer visits, including as a result of declining consumer confidence or the introduction of new menu items;
- the timing of new restaurant openings and related revenues and expenses;
- operating costs at newly opened restaurants, which are often materially greater during the first several months of operation;
- labor availability and wages of restaurant management and crew;
- profitability of our restaurants, especially in new markets;
- the impact of inclement weather, natural disasters and other calamities, such as freezes in California and Chile during 2008 which impacted avocado crops;
- variations in general economic conditions, including the impact of declining interest rates on our interest income;
- negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our restaurants;
- changes in consumer preferences and discretionary spending;
- increases in infrastructure costs;
- fluctuations in supply prices; and
- tax expenses, impairment charges and other non-operating costs.

Seasonal factors also cause our operating results to fluctuate from quarter to quarter. Our restaurant sales are typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people are eating out) and higher during the spring, summer and fall months (for the opposite reason). Our revenue will also vary as a result of the number of trading days, that is, the number of days in a quarter when a restaurant is open.

As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average restaurant sales or comparable restaurant sales in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors, which could cause our stock price to fall. We believe the market price of our common stock reflects high market expectations for our future operating results, and as a result , if we fail to meet market expectations for our operating results in the future, any resulting decline in the price of our common stock could be significant.

Restrictions and indemnities in connection with the tax treatment of the exchange offer through which we separated from McDonald's could adversely affect us.

We understand that the exchange offer McDonald's completed in October 2006 to dispose of its interest in us was generally tax-free to McDonald's and its shareholders. In order to protect the tax-free status of the exchange offer, in the separation agreement we entered into with McDonald's in connection with the separation we agreed among other things to indemnify McDonald's for taxes and related losses it incurs as a result of the exchange failing to qualify as a tax-free transaction in certain situations, if the taxes and related losses are attributable to (i) certain direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; or (iii) any amendment to our certificate of incorporation that affects the relative voting rights of any separate classes of our common stock. In December 2009, following completion of an extensive due diligence process, we completed a share conversion eliminating the existence of our class B common stock, and with it the superior voting rights of the class B common stock. In the event the share conversion is deemed to result in the McDonald's exchange offer failing to qualify as a tax-free transaction, we may have an indemnification obligation under the provision described above. We currently estimate that the indemnification obligation to McDonald's could exceed $450 million, and this estimate does not take into account related losses and depends upon several factors that are beyond our control. As a consequence, the indemnity to McDonald's could vary substantially from the estimate and may be much greater.

Our anti-takeover provisions may delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions in our corporate documents and Delaware law may delay or prevent a change in control of us, which could adversely affect the price of our common stock. Our amended and restated certificate of incorporation and amended and restated bylaws contain some provisions that may make the acquisition of control of us without the approval of our board of directors more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by our shareholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Any of these provisions, as well as the provisions of our separation agreement with McDonald's described above under "Restrictions and indemnities in connection with the tax treatment of McDonald's exchange offer could adversely affect us," may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2009, we operated 956 restaurants. The table below sets forth the locations (by state or province) of Chipotle restaurants in operation.

Alabama	3
Arizona	35
California	142
Colorado	70
District of Columbia	7
Florida	49
Georgia	12
Illinois	70
Indiana	14
Iowa	2
Kansas	17
Kentucky	6
Maryland	34
Massachusetts	19
Michigan	12
Minnesota	47
Missouri	23
Nebraska	7
Nevada	11
New Hampshire	2
New Jersey	13
New York	37
North Carolina	11
Ohio	111
Oklahoma	6
Oregon	12
Pennsylvania	17
Rhode Island	2
South Carolina	1
Tennessee	2
Texas	86
Utah	4
Virginia	46
Washington	12
Wisconsin	12
Wyoming	1
Ontario, Canada	1
Total	956

We categorize our restaurants as either end-caps (at the end of a line of retail outlets), in-lines (in a line of retail outlets), free-standing or other. Of our restaurants in operation as of December 31, 2009, we had 198 free-standing units, 577 end-cap locations, 150 in-line locations and 31 other. The average restaurant size is about 2,600 square feet and seats about 55 people. Most of our restaurants also feature outdoor patio space.

Our main office is located at 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202 and our telephone number is (303) 595-4000. We lease our main office and substantially all of the properties on which we operate restaurants. For additional information regarding the lease terms and provisions, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—*Contractual Obligations*."

We own fourteen properties and operate restaurants on all of them.

ITEM 3. LEGAL PROCEEDINGS

A lawsuit has been filed against us in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to our employees. The case originally sought damages, penalties and attorney's fees on behalf of a purported class of our present and former employees. The court denied the plaintiff's motion to certify the purported class, and as a result the action can proceed, if at all, as an action by a single plaintiff. The plaintiff has appealed the court's denial of class certification, and the appeal remains pending. Although we have various defenses, it is not possible at this time to reasonably estimate the outcome of or any potential liability from this case.

We're involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims, or one or more successful claims under which we incur greater liabilities than we currently anticipate could materially and adversely affect our business, financial condition, results of operation and cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We held a Special Meeting of Shareholders on December 21, 2009. At the meeting, our shareholders voted to approve a proposal to amend our Restated Certificate of Incorporation to (a) effect a reclassification of each outstanding share of class B common stock into one share of class A common stock and rename the class A common stock as "common stock," and (b) eliminate provisions relating to our prior dual-class common stock structure, the ownership interest formerly held in us by McDonald's Corporation and certain other historical matters. Following are the results of the voting, by class, at the meeting:

	Votes For	Votes Against	Votes Abstaining
Class A	11,069,386	28,273	35,765
Class B	101,078,285	25,829,247	17,430
Total	112,147,671	25,857,520	53,195

No broker non-votes were reported.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table describes the per share range of high and low sales prices for shares of our common stock for the quarterly periods indicated, as reported by the New York Stock Exchange ("NYSE"). Our common stock trades under the symbol "CMG." Prior to December 22, 2009, the common stock was known as "class A common stock." On December 21, 2009, our class B common stock, which formerly traded under the symbol "CMG.B," converted to common stock, and as a result we now have only a single publicly-traded class of stock outstanding.

	High	Low
2008		
First Quarter	$150.00	$90.09
Second Quarter	$121.29	$81.83
Third Quarter	$ 89.27	$53.00
Fourth Quarter	$ 67.92	$36.86
	High	**Low**
2009		
First Quarter	$ 70.75	$46.46
Second Quarter	$ 92.39	$66.08
Third Quarter	$ 98.66	$76.75
Fourth Quarter	$ 97.11	$79.02

As of February 5, 2010, there were approximately 1,331 holders of our common stock, as determined by counting our record holders and the number of participants reflected in a security position listing provided to us by the Depository Trust Company. We estimate that there are approximately 54,000 beneficial owners of our common stock.

Purchases of Equity Securities by the Issuer

The table below reflects shares of common stock we repurchased during the fourth quarter of 2009.

	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October	—	—	—	—
November *Purchased 11/19 through 11/30*	93,462	$83.74	93,462	$92,173,497
December *Purchased 12/1 through 12/31*	73,056	$85.65	73,056	$85,916,184
Total	166,518	$84.58	166,518	$85,916,184

(1) All shares were purchased in open-market transactions under an agreement with a broker intended to comply with Exchange Act Rule 10b5-1(c).

(2) Shares were repurchased pursuant to a repurchase program publicly announced on November 11, 2009. Repurchases under the program are limited to $100 million in total repurchase price, and there is no expiration date. Authorization of the repurchase program may be modified, suspended, or discontinued at any time.

Dividend Policy

We are not required to pay any dividends and have not declared or paid any cash dividends on our common stock or our previously-outstanding shares of class B common stock, and our unsecured revolving credit facility prohibits us from paying cash dividends on any outstanding class of stock. We intend to continue to retain earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

COMPARISON OF CUMULATIVE TOTAL RETURN

The following graph compares the cumulative annual stockholders return on our common stock from the date trading began on the NYSE (January 26, 2006) through December 31, 2009 to that of the total return index for the Russell 2000, the S&P 500 and the S&P SmallCap 600 Restaurants Index assuming an investment of $100 on January 26, 2006. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. Historically we have compared the total return of Chipotle common stock to the total return index for the Russell 2000. In 2009 we have chosen to include the S&P 500 in the comparisons as well because our market capitalization has become considerably larger than the average and median market capitalization of companies included in the Russell 2000. The indices are included for comparative purpose only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the common stock. This graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPARISON OF CUMULATIVE TOTAL RETURN*

Among Chipotle Mexican Grill, Inc, The Russell 2000 Index,
S&P SmallCap 600 Restaurants And The S&P 500 Index


$400
$350
$300
$250
$200
$150
$100
$50
$0
1/06
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
Chipotle Mexican Grill, Inc
Russell 2000
S&P SmallCap 600 Restaurants
S&P 500

*$100 invested on 1/26/06 in stock or index including reinvestment of dividends.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data shown below should be read together with our Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and respective notes included in Item 8. "Financial Statements and Supplementary Data". The data shown below are not necessarily indicative of results to be expected for any future period (in thousands, except per share data).

	For the years ended December 31,				
	2009	2008	2007	2006	2005
Statements of Income:					
Total revenue	$1,518,417	$1,331,968	$1,085,782	$822,930	$627,695
Food, beverage and packaging costs	466,027	431,947	346,393	257,998	202,288
Labor costs	385,072	351,005	289,417	231,134	178,721
Occupancy costs	114,218	98,071	75,891	58,804	47,636
Other operating costs	174,581	164,018	131,512	102,745	82,976
General and administrative expenses	99,149	89,155	75,038	65,284	51,964
Depreciation and amortization	61,308	52,770	43,595	34,253	28,026
Pre-opening costs	8,401	11,624	9,585	6,778	1,971
Loss on disposal of assets	5,956	9,339	6,168	3,982	3,119
Total costs and expenses	1,314,712	1,207,929	977,599	760,978	596,701
Income from operations	203,705	124,039	108,183	61,952	30,994
Interest and other income	925	3,469	6,115	6,574	36
Interest and other expense	(405)	(302)	(296)	(271)	(790)
Income before income taxes	204,225	127,206	114,002	68,255	30,240
(Provision) benefit for income taxes	(77,380)	(49,004)	(43,439)	(26,832)	7,456
Net income	$ 126,845	$ 78,202	$ 70,563	$ 41,423	$ 37,696
Earnings per share					
Basic	$ 3.99	$ 2.39	$ 2.16	$ 1.29	$ 1.43
Diluted	$ 3.95	$ 2.36	$ 2.13	$ 1.28	$ 1.43
Shares used in computing earnings per share					
Basic	31,766	32,766	32,672	32,051	26,281
Diluted	32,102	33,146	33,146	32,465	26,374

	As of December 31,				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Total current assets	$ 297,454	$ 211,072	$ 201,844	$178,837	$ 17,824
Total assets	$ 961,505	$ 824,985	$ 722,115	$604,208	$392,495
Total current liabilities	$ 102,153	$ 76,788	$ 73,301	$ 61,201	$ 41,982
Total liabilities	$ 258,044	$ 202,395	$ 160,005	$130,251	$ 83,141
Total shareholders' equity	$ 703,461	$ 622,590	$ 562,110	$473,957	$309,354

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with Item 6. "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included in Item 8. "Financial Statements and Supplementary Data". The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause such differences include those described in Item 1A. "Risk Factors" and elsewhere in this report.

Overview

Chipotle operates fresh Mexican food restaurants serving burritos, tacos, burrito bowls (a burrito without the tortilla) and salads. We began with a simple philosophy: demonstrate that food served fast doesn't have to be a traditional "fast-food" experience. Over the years, that vision has evolved. Today, our vision is to change the way the world thinks about and eats fast food. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Our approach is also guided by our belief in an idea we call "Food With Integrity". Our objective is to find the highest quality ingredients we can—ingredients that are grown or raised with respect for the environment, animals and people who grow or raise the food.

2009 Highlights and Trends

Restaurant Development. As of December 31, 2009, we operated 956 restaurants in 35 states throughout the United States, the District of Columbia, and Ontario, Canada. New restaurants have contributed substantially to our restaurant sales growth. We opened 121 restaurants in 2009. We expect to open between 120 and 130 restaurants in 2010, including one in London. Up to 25% of these openings will be what we are calling "A Model" restaurants. These restaurants will be located in well established markets with high levels of brand awareness. A Model locations will be built primarily in secondary trade areas which have attractive demographics but are typically characterized by lower occupancy costs. We expect that A Model locations will be constructed for substantially lower investment costs and have lower operating expenses than our recent traditional restaurant openings. While the economic environment has put pressure on the commercial real estate market and developers, reducing the number of new real estate developments available to us, which have historically accounted for a majority of our new restaurants, we expect that A Model locations will allow us to pursue additional opportunities and continue to open 120-130 restaurants next year.

Sales Growth. Our comparable restaurant sales increases were 2.2% in 2009 and were driven primarily by menu price increases, partially offset by a decrease in customer visits and our average check not increasing by the full amount of the menu price increases. We believe the decrease in customer visits and impact on our average check resulted primarily from the adverse macroeconomic environment as well as some customer reaction to our menu price increases late last year. We generally increase our prices to be at or slightly below direct competitor pricing for comparable items. Comparable restaurant sales represent the change in period-over-period sales for restaurants beginning in their 13th full month of operation.

We expect our comparable restaurant sales in 2010 to be flat. As a result of this and normal inflationary pressures, we anticipate our restaurant operating costs as a percentage of revenue to increase in 2010.

Average restaurant sales were $1.728 million as of December 31, 2009, down from $1.763 million as of December 31, 2008. We define average restaurant sales as the average trailing 12-month sales for company-operated restaurants in operation for at least 12 full calendar months.

Food With Integrity. In addition to continuing to serve naturally raised pork in all our restaurants, we now serve naturally raised chicken in all of our restaurants and naturally raised beef in about 60%. We define naturally raised as coming from animals that are fed a pure vegetarian diet, never given antibiotics or hormones, and raised humanely in open pastures or deeply bedded pens—which is more stringent than the USDA's recently adopted standard for naturally raised marketing claims. The current economic conditions have led to natural chicken supply shortages. As a result, we have on occasion temporarily suspended serving naturally raised chicken in certain limited restaurants for short periods of time. We expect additional shortages during the first half of 2010 due to a supplier suspending production of naturally raised chickens. In 2009, 35% of all beans we bought were organically grown and we have increased the percentage to 40% for 2010. Also during 2009, we exceeded our goal to purchase at least 35% of at least one produce item while in season for each of our markets from small and midsize local farmers. We expect to increase the amount of locally grown produce purchased during 2010. At the end of 2009, 30% of the milk used in our cheese came from cows raised in pastures and we expect to increase that percentage during 2010.

Marketing. While our marketing approach has often been considered edgy and innovative, we recognize the need for our marketing to evolve, much as we have evolved our food culture and our unique people culture. In January 2009 we hired our first Chief Marketing Officer and we continue to review our marketing strategy and messaging approach to make it more effective. One component of that effort is to develop our advertising so that it more effectively communicates how Chipotle is different than other restaurant concepts, and so that it resonates more with our customers. In addition, we began testing an expanded menu in the Denver market that is designed to broaden the appeal of our restaurants to families and to customers who are unfamiliar with Chipotle or are seeking lower-priced eating options but still value high-quality ingredients and great taste. Based on the results thus far, we've expanded the kid's meal portion of the expanded menu to a total of 7 markets and expect the kid's menu to be rolled out nationwide in 2010.

Stock Repurchases. In September 2008, our Board of Directors approved the expenditure of up to $100 million to repurchase shares of our class B common stock, and we repurchased shares in each month thereafter through August 2009, when the authorized repurchases were completed. In November 2009, we announced that our Board of Directors approved the expenditure of up to an additional $100 million to repurchase shares of our common stock. We have entered into an agreement with a broker under SEC rule 10b5-1, authorizing the broker to make open market purchases of common stock from time to time, subject to market conditions. The repurchase agreement and the Board's authorization of the repurchase program may be modified, suspended, or discontinued at any time. We repurchased stock with an aggregate total repurchase price of $84.1 million in the year ended December 31, 2009.

Cash and Securities. As of December 31, 2009, we had cash and securities of $269.6 million. Given the recent financial turmoil, we have focused on capital preservation and our cash equivalent holdings consist of highly-rated money market funds or FDIC insured accounts.

Stock Conversion. In December 2009, our shareholders approved a proposal to convert all of the outstanding shares of our class B common stock to shares of class A common stock on a one-for-one basis, and to rename the class A common stock as "common stock." The conversion was completed on December 21, 2009.

Restaurant Openings, Relocations and Closures

The following table details restaurant unit data for the years indicated. All restaurants were company-owned at the end of 2007.

	For the years ended December 31,		
	2009	2008	2007
Beginning of year	837	704	573
Openings	121	136	125
Closures and Relocations	(2)	(3)	(2)
Franchise acquisitions	—	—	8
Total restaurants at end of year	956	837	704

Results of Operations

Our results of operations as a percentage of revenue and period-over-period variances are discussed in the following section. As our business grows, as we open more restaurants and hire more employees, our restaurant operating costs increase.

Annual Report

Restaurant Sales

	For the years ended December 31,			% increase (decrease) 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Restaurant sales	$1,518.4	$1,332.0	$1,085.0	14.0%	22.8%
Average restaurant sales	$ 1.728	$ 1.763	$ 1.734	(2.0)%	1.7%
Comparable restaurant sales increase	2.2%	5.8%	10.8%		
Number of company operated restaurants as of the end of the year	956	837	704	14.2%	18.9%
Number of company operated restaurants opened in the year, net of closures and relocations	119	133	123		

The significant factors contributing to our increases in sales were new restaurant openings and comparable restaurant sales increases. Restaurant sales from restaurants not yet in the comparable base contributed to $161.7 million of the increase in sales in 2009, of which $73.6 million was attributable to restaurants opened during the year. In 2008, restaurant sales from restaurants not yet in the comparable restaurant base contributed to $182.3 million of the increase in sales, of which $93.3 million was attributable to restaurants opened in 2008.

Comparable restaurant sales increases contributed to $26.3 million and $62.6 million of the increase in restaurant sales in 2009 and 2008, respectively, primarily driven by the impact of menu price increases initiated beginning in late 2008. In 2009 the impact of the menu price increases was partially offset by a decrease in customer visits and the average check not increasing by the full amount of the menu price increases.

Food, Beverage and Packaging Costs

	For the years ended December 31,			% increase 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Food, beverage and packaging	$466.0	$431.9	$346.4	7.9%	24.7%
As a percentage of revenue	30.7%	32.4%	31.9%		

Food, beverage and packaging costs decreased as a percentage of revenue in 2009 due primarily to the impact of menu price increases.

In 2008, food costs increased as a percentage of revenue due to increased product cost, primarily cheese, chicken and avocados, partially offset by menu price increases in selected markets. We saw significantly higher costs for many of our raw ingredients in 2008.

Labor Costs

	For the years ended December 31,			% increase 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Labor costs	$385.1	$351.0	$289.4	9.7%	21.3%
As a percentage of revenue	25.4%	26.4%	26.7%		

Labor costs decreased as a percentage of revenue in 2009 primarily due to the impact of menu price increases and labor efficiencies partially offset by increased average wage rates and lower transaction volumes.

In 2008, labor costs as a percentage of revenue decreased due to the impact of menu price increases in selected markets partially offset by increased average wage rates and labor inefficiencies associated with new restaurant openings.

Occupancy Costs

	For the years ended December 31,			% increase 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Occupancy costs	$114.2	$98.1	$75.9	16.5%	29.2%
As a percentage of revenue	7.5%	7.4%	7.0%		

Occupancy costs increased as a percentage of revenue in 2009 primarily due to higher average rents for new locations as we continue to open proportionately more restaurants in more expensive areas than we have historically.

In 2008, occupancy costs increased as a percentage of revenue primarily due to higher average rents for new locations as we opened proportionately more restaurants in expensive areas in 2008 than we have historically and a one-time $2.6 million non-cash correction of our historical straight-line rent expense. The increase was partially offset by higher average restaurant sales on a partially fixed cost base.

Other Operating Costs

	For the years ended December 31,			% increase 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Other operating costs	$174.6	$164.0	$131.5	6.4%	24.7%
As a percentage of revenue	11.5%	12.3%	12.1%		

Other operating costs as a percentage of revenue decreased in 2009 primarily due to the impact of menu price increases and decreased marketing and promotional expenditures. We expect an increase as a percentage of revenue in marketing and promotional spend in 2010.

In 2008 other operating costs increased as a percentage of revenue primarily due to increased utilities, repair and maintenance costs, and credit card processing fees resulting from a higher percentage of our customers using credit cards. The increase was partially offset by lower marketing and promotional expenditures.

General and Administrative Expenses

	For the years ended December 31,			% increase 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
General and administrative expense	$99.1	$89.2	$75.0	11.2%	18.8%
As a percentage of revenue	6.5%	6.7%	6.9%		

The increase in general and administrative expenses in 2009 primarily resulted from an increase in performance related bonus accruals, an increase in stock-based compensation expense resulting from the stock-based compensation awards granted in 2009, wage inflation and hiring more employees as we grew. This increase was partially offset by careful management of expenses, primarily travel costs. As a percentage of revenue, general and administrative expenses decreased in 2009 due primarily to the impact of menu price increases and lower travel costs, partially offset by increased performance related bonus accruals and stock-based compensation.

The increase in general and administrative expenses in 2008 primarily resulted from hiring more employees as we grew, an increase in stock-based compensation expense resulting from the stock-based compensation awards granted in 2008, and the cost of an all manager conference held in the third quarter. This increase was partially offset by lower performance related bonus accruals. As a percentage of revenue, general and administrative expenses decreased in 2008 due primarily to menu price increases and lower performance related bonus accruals.

We expect general and administrative expenses as a percentage of revenue to largely remain consistent in 2010, which takes into consideration that we will have materially higher stock compensation expense than 2009 and approximately $3 million in costs associated with an all manager conference to be held during 2010.

Depreciation and Amortization

	For the years ended December 31,			% increase 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Depreciation and amortization	$61.3	$52.8	$43.6	16.2%	21.0%
As a percentage of revenue	4.0%	4.0%	4.0%		

Depreciation and amortization increased in 2009 and 2008 primarily due to the increase in the number of restaurants from January 1, 2007 to December 31, 2009.

As a percentage of total revenue, depreciation and amortization remained constant.

Pre-opening Costs

	For the years ended December 31,			% decrease 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Pre-opening costs	$ 8.4	$11.6	$ 9.6	(27.7)%	21.3%
As a percentage of revenue	0.6%	0.9%	0.9%		
Restaurant openings	121	136	125		

Pre-opening costs decreased in 2009 as a result of a decrease in the number of restaurants opened and under construction in 2009, partially offset by an increase in rent expense recognized during the construction period due to higher rents for more expensive locations.

Pre-opening costs increased in 2008 primarily due to an increase in rent expense recognized during the construction period and an increase in the number of restaurants opened. Pre-opening costs include non-cash straight-line rent expense of $4.4 million, $5.9 million and $4.6 million for 2009, 2008 and 2007, respectively.

Loss on Disposal of Assets

	For the years ended December 31,			% decrease 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Loss on disposal of assets	$6.0	$9.3	$6.2	(36.2)%	51.4%
As a percentage of revenue	0.4%	0.7%	0.6%		

Loss on disposal of assets decreased in 2009 as a result of decreases in the number of remodels and in write-offs associated with investigating potential restaurant sites that we considered but subsequently rejected, and also as a result of our not recording any restaurant impairment charges.

The increase in 2008 in loss on disposal of assets was due to an increase in both the age and number of restaurants and updating older restaurants in certain markets, an increase in write-offs associated with investigating potential restaurant sites that we considered but subsequently rejected, and an impairment charge related to a restaurant closure.

Interest and Other Income

	For the years ended December 31,			% decrease 2009 over 2008	% decrease 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Interest and other income	$0.9	$3.5	$6.1	(73.3)%	(43.3)%
As a percentage of revenue	0.1%	0.3%	0.6%		

Interest and other income decreased in 2009 and 2008 primarily due to lower yields on our investments. These decreases are partially offset by a higher average cash balance and fewer tax-exempt securities which have lower interest rates but are exempt from federal income taxes.

Income Tax Provision

	For the years ended December 31,			% increase 2009 over 2008	% increase 2008 over 2007
	2009	2008	2007		
	(dollars in millions)				
Income tax provision	$77.4	$49.0	$43.4	57.9%	12.8%
Effective tax rate	37.9%	38.5%	38.1%		

The 2009 effective tax rate decreased primarily due to a one-time benefit for prior period meals and entertainment deductions and 2008 federal tax return adjustments, a decrease in our estimated statutory state tax rate and an increase in deductions for food donations, partially offset by a reduction in earnings on tax-exempt investments.

The 2008 effective tax rate increased primarily due to a reduction in earnings on tax-exempt investments partially offset by a decrease in our estimated statutory state tax rate.

Quarterly Financial Data/Seasonality

The following table presents consolidated statement of income data for each of the eight quarters in the period ended December 31, 2009. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	2009 Quarters Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)			
Revenue	$354.5	$388.8	$387.6	$387.5
Operating income	$ 41.2	$ 57.3	$ 54.8	$ 50.4
Net income	$ 25.4	$ 35.4	$ 34.5	$ 31.6
Number of restaurants opened in quarter	26	24	26	45
Comparable restaurant sales increase	2.2%	1.7%	2.7%	2.0%

	2008 Quarters Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)			
Revenue	$305.3	$340.8	$340.5	$345.3
Operating income	$ 26.8	$ 38.3	$ 31.1	$ 27.8
Net income	$ 17.3	$ 24.5	$ 19.5	$ 16.9
Number of restaurants opened in quarter	28	49	20	39
Comparable restaurant sales increase	10.2%	7.1%	3.1%	3.5%

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and net income are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year. The number of trading days in a quarter can also affect our results. Overall, on an annual basis, changes in trading dates do not have a significant impact on our results.

Our quarterly results are also affected by other factors such as the number of new restaurants opened in a quarter and unanticipated events. New restaurants typically have lower margins following opening as a result of the expenses associated with opening new restaurants and their operating inefficiencies in the months immediately following opening. In addition, unanticipated events also impact our results. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are for new restaurant construction, working capital and general corporate needs. We have a cash and short-term investment balance of $269.6 million that we expect to utilize, along with cash flow from operations, to provide capital to support the growth of our business (primarily through opening restaurants), to repurchase up to an additional $85.9 million of our common stock subject to market conditions, to continue to maintain our existing restaurants and for general corporate purposes. We believe that cash from operations, together with our cash balance, will be enough to meet ongoing capital expenditures, working capital requirements and other cash needs over at least the next 24 months.

We haven't required significant working capital because customers generally pay using cash or credit and debit cards and because our operations do not require significant receivables, nor do they require significant inventories due, in part, to our use of various fresh ingredients. In addition, we generally have the right to pay for the purchase of food, beverage and supplies some time after the receipt of those items, generally within ten days, thereby reducing the need for incremental working capital to support our growth.

In February 2009, we entered into an unsecured revolving credit facility with Bank of America, N.A. with an initial principal amount of $25 million and an additional $25 million accordion feature. Borrowings under the credit facility will bear interest at a rate set, at our option, at either (i) an adjusted LIBOR rate plus a margin ranging from 0.75% to 2.0% depending on a lease-adjusted leverage ratio, or (ii) a daily rate equal to (a) the highest of the federal funds rate plus 0.5%, the bank's published prime rate, and one-month LIBOR plus 1.0%, plus (b) a margin ranging from 0.0% to 1.0% depending on a lease-adjusted leverage ratio. The facility includes a commitment fee on the unused balance ranging from 0.25% to 0.5%, based on the lease-adjusted leverage ratio. Availability of borrowings under the facility is conditioned on our compliance with specified covenants including a maximum lease-adjusted leverage ratio and a minimum fixed charge coverage ratio. We were in compliance with these covenants as of December 31, 2009. The facility expires in February 2014, but can be terminated or decreased at our option prior to expiration. We intend to use the credit facility for letters of credit issued in the normal course of business and normal short-term working capital needs. As of December 31, 2009 there were no loans outstanding and available borrowings were $19.7 million.

While operations continue to provide cash, our primary use of cash is in new restaurant development. Our total capital expenditures for 2009 were $117.2 million, and we expect to incur capital expenditures of about $115 million in 2010, of which $100 million relates to our construction of new restaurants and the remainder primarily relates to restaurant reinvestments. In 2009, we spent on average about $850,000 in development and construction costs per restaurant, net of landlord reimbursements. The average development and construction costs per restaurant decreased from $916,000 in 2008 due to cost savings realized, in part, from certain cost reduction efforts associated with the development of the A Model strategy. In 2010, we expect average development and construction costs to be approximately $800,000 as we begin to open A Model restaurants.

Contractual Obligations

Our contractual obligations as of December 31, 2009 were as follows:

	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
			(in thousands)		
Operating leases	$1,738,244	$101,876	$204,675	$208,843	$1,222,850
Deemed landlord financing	6,663	373	785	788	4,717
Other contractual obligations(1)	29,468	25,511	2,064	1,262	631
Total contractual cash obligations	$1,774,375	$127,760	$207,524	$210,893	$1,228,198

(1) We enter into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under contractor and subcontractor agreements, orders submitted for equipment for restaurants under construction, and corporate sponsorships.

We're obligated under non-cancelable leases for our restaurants and administrative offices. Our leases generally have initial terms of either five to ten years with two or more five-year extensions, for end-cap and in-line restaurants, or 15 to 20 years with several five-year extensions, for free-standing restaurants. Our leases generally require us to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

Off-Balance Sheet Arrangements

As of December 31, 2009 and 2008, we had no off-balance sheet arrangements or obligations.

Inflation

The primary areas of our operations affected by inflation are food, labor, fuel, utility costs, materials used in the construction of our restaurants, and insurance. Although almost all of our crew members make more than the minimum wage, increases in the applicable federal or state minimum wage may have an impact on our labor costs. Additionally, many of our leases require us to pay taxes, maintenance, utilities and insurance, all of which are generally subject to inflationary increases.

Critical Accounting Estimates

We describe our significant accounting policies in Note 1 of our consolidated financial statements. Critical accounting estimates are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or factors. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our financial statements:

Leases

We lease most of our restaurant locations. Our leases contain escalating rentals over the lease term as well as optional renewal periods. We account for our leases by recognizing rent expense on a straight-line basis over the lease term including reasonably assured renewal periods. We have estimated that our lease term, including reasonably assured renewal periods, is the lesser of the lease term or 20 years. If the estimate of our reasonably assured lease terms were changed our depreciation and rent expense could differ materially.

Stock-based Compensation

We recognize compensation expense for equity awards over the vesting period based on the award's fair value. We use the Black-Scholes valuation model to determine the fair value of our stock options and stock appreciation rights, which requires assumptions to be made regarding our stock price volatility, the expected life of the award and expected dividend rates. The volatility assumptions were derived from our actual and implied volatilities and historical volatilities of competitors whose shares are traded in the public markets and are adjusted to reflect anticipated behavior specific to us. Had we arrived at different assumptions of stock price volatility or expected lives of our options and stock appreciation rights, our stock-based compensation expense and result of operations could have been different.

Insurance Liability

We maintain various insurance policies for employee health, workers' compensation, general liability and property damage. Pursuant to these policies we are either responsible for losses up to certain limits or are self insured but have third party insurance coverage to limit exposure to these claims. We record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. In addition, our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and additional expenses may be recorded. Actual claims experience could also be more favorable than estimated, which would result in expense reductions. Unanticipated changes may produce materially different amounts of expense than that reported under these programs.

Reserves/Contingencies for Litigation and Other Matters

We are involved in various claims and legal actions that arise in the ordinary course of business. These actions are subject to many uncertainties, and we cannot predict the outcomes with any degree of certainty. Consequently, we were unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2009 and 2008. Once resolved, however, these actions may affect our operating results and cash flows.

Sabbatical Liability

We offer our employees a sabbatical leave after each ten years of service they complete. We record a liability for our estimate of the accumulated sabbatical expense as of the balance sheet date. Our estimated liability is based on a number of factors including actuarial assumptions and historical trends. Changes in assumptions and trends could result in a materially different liability and expense.

Unredeemed Gift Card Balances

We sell gift cards which do not have an expiration date and from which we do not deduct non-usage fees. We recognize revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and we determine that there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon company specific historical redemption patterns. Gift card breakage is recognized in revenue as the gift cards are used on a pro rata basis over a period of six months beginning at the date of the gift card sale. We have determined 5% of gift card sales will not be redeemed and will be retained by us. Any future revisions to the estimated breakage rate may result in changes in the amount of breakage revenue recognized in future periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Changing Interest Rates

We're exposed to interest rate risk through the investment of our cash, cash equivalents, and available-for-sale securities. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations. As of December 31, 2009, we had $236.3 million deposited in short-term investments and available-for-sale securities, and $30.8 million in FDIC insured accounts with an earnings credit we classify as interest income, which combined earned a weighted average interest rate of 0.38% (approximately 0.40% tax equivalent).

Commodity Price Risks

We are also exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities or ingredients that are affected by the price of other commodities, exchange rates, foreign demand, weather, seasonality, production, availability and other factors outside our control. We work closely with our suppliers and use a mix of forward pricing protocols under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. However, a portion of the dollar value of goods purchased by us is effectively at spot prices. Generally our pricing protocols with suppliers can remain in effect for periods ranging from one to 18 months, depending on the outlook for prices of the particular ingredient. In several cases, we have minimum purchase obligations. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, exchange rates, foreign demand, weather, crises and other world events that may affect our ingredient prices. Increases in ingredient prices could adversely affect our results if we choose not to increase menu prices at the same pace for competitive or other reasons.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

We have audited the accompanying consolidated balance sheets of Chipotle Mexican Grill, Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chipotle Mexican Grill, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chipotle Mexican Grill, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 19, 2010

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED BALANCE SHEET
(in thousands, except per share data)

	December 31 2009	December 31 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 219,566	$ 88,044
Accounts receivable, net of allowance for doubtful accounts of $339 and $608 as of December 31, 2009 and 2008, respectively	4,763	3,643
Inventory	5,614	4,789
Current deferred tax asset	3,134	2,557
Prepaid expenses	14,377	11,764
Income tax receivable	—	285
Available-for-sale securities	50,000	99,990
Total current assets	297,454	211,072
Leasehold improvements, property and equipment, net	636,411	585,899
Other assets	5,701	6,075
Goodwill	21,939	21,939
Total assets	$ 961,505	$824,985
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 25,230	$ 23,890
Accrued payroll and benefits	41,404	24,469
Accrued liabilities	31,216	28,347
Current portion of deemed landlord financing	96	82
Income tax payable	4,207	—
Total current liabilities	102,153	76,788
Deferred rent	106,395	87,009
Deemed landlord financing	3,782	3,878
Deferred income tax liability	38,863	29,863
Other liabilities	6,851	4,857
Total liabilities	258,044	202,395
Shareholders' equity:		
Preferred stock, $0.01 par value, 600,000 shares authorized, no shares outstanding as of December 31, 2009 and 2008	—	—
Common stock, $0.01 par value, 230,000 shares authorized, 33,473 and 32,878 shares issued as of December 31, 2009 and 2008, respectively	335	329
Additional paid-in capital	539,880	501,993
Treasury stock, at cost, 1,990 and 692 shares at December 31, 2009 and 2008, respectively	(114,316)	(30,227)
Accumulated other comprehensive income (loss)	29	(193)
Retained earnings	277,533	150,688
Total shareholders' equity	703,461	622,590
Total liabilities and shareholders' equity	$ 961,505	$824,985

See accompanying notes to consolidated financial statements.

Annual Report

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)

	Years ended December 31		
	2009	**2008**	**2007**
Revenue:			
Restaurant sales	$1,518,417	$1,331,968	$1,085,047
Franchise royalties and fees	—	—	735
Total revenue	1,518,417	1,331,968	1,085,782
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):			
Food, beverage and packaging	466,027	431,947	346,393
Labor	385,072	351,005	289,417
Occupancy	114,218	98,071	75,891
Other operating costs	174,581	164,018	131,512
General and administrative expenses	99,149	89,155	75,038
Depreciation and amortization	61,308	52,770	43,595
Pre-opening costs	8,401	11,624	9,585
Loss on disposal of assets	5,956	9,339	6,168
	1,314,712	1,207,929	977,599
Income from operations	203,705	124,039	108,183
Interest and other income	925	3,469	6,115
Interest and other expense	(405)	(302)	(296)
Income before income taxes	204,225	127,206	114,002
Provision for income taxes	(77,380)	(49,004)	(43,439)
Net income	$ 126,845	$ 78,202	$ 70,563
Earnings per share			
Basic	$ 3.99	$ 2.39	$ 2.16
Diluted	$ 3.95	$ 2.36	$ 2.13
Weighted average common shares outstanding			
Basic	31,766	32,766	32,672
Diluted	32,102	33,146	33,146

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount		Shares	Amount			
Balance, December 31, 2006	32,544	$325	$470,653	—	$ —	$ 2,972	$ 7	$473,957
Grant of common stock	2	—	192					192
Stock-based compensation	52	1	8,135					8,136
Stock option exercises	207	2	3,861					3,863
Excess tax benefit on option exercises, net of utilization of $177			6,455					6,455
Cumulative affect of change in accounting principle, net of income tax of $675						(1,049)		(1,049)
Comprehensive income:								
Net income						70,563		70,563
Foreign currency translation adjustment							(7)	(7)
Total comprehensive income								70,556
Balance, December 31, 2007	32,805	328	489,296	—	—	72,486	—	562,110
Stock-based compensation	51	—	11,976					11,976
Stock option exercises	22	1	470					471
Excess tax benefit on option exercises, net of utilization of $33			251					251
Acquisition of treasury stock				692	(30,227)			(30,227)
Comprehensive income:								
Net income						78,202		78,202
Foreign currency translation adjustment							(193)	(193)
Total comprehensive income								78,009
Balance, December 31, 2008	32,878	329	501,993	692	(30,227)	150,688	(193)	622,590
Stock-based compensation	60	1	15,664					15,665
Stock option exercises	535	5	11,788					11,793
Excess tax benefit on option exercises			10,435					10,435
Acquisition of treasury stock				1,298	(84,089)			(84,089)
Comprehensive income:								
Net income						126,845		126,845
Foreign currency translation adjustment							222	222
Total comprehensive income								127,067
Balance, December 31, 2009	33,473	$335	$539,880	1,990	$(114,316)	$277,533	$ 29	$703,461

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Years ended December 31		
	2009	2008	2007
Operating activities			
Net income	$ 126,845	$ 78,202	$ 70,563
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	61,308	52,770	43,595
Deferred income tax (benefit) provision	8,282	13,165	(3,545)
Change in valuation allowance	141	89	521
Loss on disposal of assets	5,956	9,339	6,168
Bad debt allowance	(245)	440	—
Stock-based compensation	14,992	11,374	7,801
Other	222	(226)	15
Changes in operating assets and liabilities:			
Accounts receivable	(875)	1,290	(508)
Inventory	(825)	(457)	(771)
Prepaid expenses	(2,613)	(2,767)	(1,885)
Other assets	374	(2,673)	(469)
Accounts payable	1,435	3,635	2,065
Accrued liabilities	19,804	(529)	13,299
Income tax receivable/payable	4,492	9,250	(8,721)
Deferred rent	19,386	23,817	17,561
Other long-term liabilities	1,994	1,788	1,234
Net cash provided by operating activities	260,673	198,507	146,923
Investing activities			
Purchases of leasehold improvements, property and equipment, net	(117,198)	(152,101)	(140,545)
Purchases of available-for-sale securities	(50,000)	(99,990)	(20,000)
Maturity of available-for-sale securities	99,990	20,000	—
Franchise acquisitions	—	—	(5,668)
Net cash used in investing activities	(67,208)	(232,091)	(166,213)
Financing activities			
Acquisition of treasury stock	(84,089)	(30,227)	—
Proceeds from former parent company under tax sharing agreement	—	—	6,400
Proceeds from option exercises	11,793	471	3,863
Excess tax benefit on stock-based compensation	10,435	284	6,632
Payments on deemed landlord financing	(82)	(76)	(71)
Net cash (used in) provided by financing activities	(61,943)	(29,548)	16,824
Net change in cash and cash equivalents	131,522	(63,132)	(2,466)
Cash and cash equivalents at beginning of year	88,044	151,176	153,642
Cash and cash equivalents at end of year	$ 219,566	$ 88,044	$ 151,176
Supplemental disclosures of cash flow information			
Income taxes paid	$ 53,644	$ 37,568	$ 48,550
(Increase) decrease in purchases of leasehold improvements, property and equipment accrued in accounts payable	$ 95	$ (375)	$ 1,752

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, unless otherwise specified)

1. Description of Business and Summary of Significant Accounting Policies

Chipotle Mexican Grill, Inc. (the "Company"), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants in 35 states throughout the United States, the District of Columbia and Ontario, Canada. As of December 31, 2009 and 2008, the Company operated 956 and 837 restaurants, respectively. The Company manages its operations based on five regions and has aggregated its operations to one reportable segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. The Company sells gift cards which do not have an expiration date and it does not deduct non-usage fees from outstanding gift card balances. The Company recognizes revenue from gift cards when: (i) the gift card is redeemed by the customer; and (ii) the Company determines the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon Company-specific historical redemption patterns. The Company has determined that 5% of gift card sales will not be redeemed and will be retained by the Company. Gift card breakage is recognized in revenue as the gift cards are used on a pro rata basis over a six month period beginning at the date of the gift card sale. Gift card breakage is included in total revenue in the consolidated statement of income. Breakage recognized during the year ended December 31, 2009 was $878. In the year ended December 31, 2008, the Company completed the initial analysis of unredeemed electronic gift card liabilities and recognized $2,263 ($1,387 net of tax, or $0.04 per diluted share) to revenue as a one-time cumulative adjustment.

Fees from franchised restaurants included continuing rent and service fees, initial fees and royalties. Continuing fees and royalties were recognized in the period earned. Initial fees were recognized upon opening a restaurant, which is when the Company performed substantially all initial services required by the franchise arrangement. The Company purchased its eight franchised restaurants in 2007 and there are no longer any Company franchised restaurants.

The Company reports revenue net of sales and use taxes collected from customers and remitted to governmental taxing authorities.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable primarily consists of tenant improvement receivables. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable based on a specific review of account balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recoverability is considered remote.

Inventory

Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or market. Certain key ingredients (beef, pork, chicken, beans, rice, sour cream, and tortillas) are purchased from a small number of suppliers.

Available-for-Sale Securities

Investments classified as available-for-sale securities are carried at fair market value with unrealized gains and losses, net of tax, included as a component of other comprehensive income. The Company recognizes impairment charges on available-for-sale securities in the consolidated statement of income when management believes the decline in the investment value is other-than-temporary. No impairment charges were recognized during the years ended December 31, 2009, 2008 and 2007.

As of December 31, 2009, available-for-sale securities were measured at fair market value on a recurring basis based on Level 2 inputs (as described below under "Fair Value Measurements") and consisted of CDARS, certificate of deposit products. As of December 31, 2008 available-for-sale securities consisted of U.S. Treasuries and were measured at fair market value using Level 1 inputs.

Leasehold Improvements, Property and Equipment

Leasehold improvements, property and equipment are stated at cost. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized and were $6,916, $6,740, and $7,083 for the years ended December 31, 2009, 2008 and 2007, respectively. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss is reflected in earnings.

At least annually, the Company evaluates, and adjusts when necessary, the estimated useful lives. The changes in estimated useful lives did not have a material impact on depreciation in any period. The estimated useful lives are:

Leasehold improvements and buildings	3-20 years
Furniture and fixtures	3-10 years
Equipment	3-7 years

Goodwill

Goodwill represents the excess of cost over fair value of net assets of the business acquired. Goodwill is not subject to amortization, but instead is tested for impairment at least annually, and the Company is required to record any necessary impairment adjustments. Impairment is measured as the excess of the carrying value over the fair value of the goodwill. Based on the Company's analysis, no impairment charges were recognized for the years ended December 31, 2009, 2008 and 2007.

Other Assets

Other assets consist primarily of transferable liquor licenses which are carried at the lower of fair value or cost and a prepaid tax asset related to an intercompany transfer of international intellectual property.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of reviewing restaurant assets for potential impairment, assets are grouped together at the market level. The Company manages its restaurants as a group with significant common costs and promotional activities; as such, an individual restaurant's cash flows are not generally independent of the cash flows of others in a market. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2008, and 2007, an aggregate impairment charge of $822, and $187, respectively, was recognized in loss on disposition of assets in the consolidated statement of income. The impairment charges resulted from restaurant closures due to city or landlord long-term construction or redevelopment projects and poor site performance. Fair value of the restaurants was determined using the expected cash flows method of anticipated cash flows through the estimated date of closure.

Income Taxes

The Company recognizes deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. The deferred income tax impacts of investment tax credits are recognized as an immediate adjustment to income tax expense. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. The Company's policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in provision for income taxes in the consolidated statement of income.

Restaurant Pre-Opening Costs

Pre-opening costs, including rent, wages, benefits and travel for the training and opening teams, food and other restaurant operating costs, are expensed as incurred prior to a restaurant opening for business.

Insurance Liability

The Company maintains various insurance policies including workers' compensation, employee health, general liability and property damage. Pursuant to these policies, the Company is responsible for losses up to certain limits and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from the estimates, the financial results could be impacted.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and aggregated $20,997, $22,053 and $18,629 for the years ended December 31, 2009, 2008 and 2007, respectively.

Rent

Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Pre-opening rent is included in pre-opening costs in the consolidated income statement. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers contingent rent, provided the achievement of that target is considered probable.

During 2008 the Company completed an implementation of lease management software to perform the calculation of straight-line rent expense and deferred rent. During the implementation, the Company identified certain adjustments related to its historical straight-line lease calculations, which were not recognized in its 2005 and prior period consolidated financial statements. The $2,583 adjustment ($1,583 net of tax, or $0.05 on diluted earnings per share) resulted in the understatement of occupancy costs over multiple years prior to 2006 and deferred rent. The Company determined the adjustment was not material to its financial condition or results of operations for any one year or to the current year and therefore recorded the adjustment in the fourth quarter of 2008. As the correction related solely to accounting treatment, it did not effect the Company's historical or future cash flows or the timing of payments under the related leases.

Fair Value of Financial Instruments

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term nature.

Fair Value Measurements

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board Accounting Standard Codification 820, *Fair Value of Measurements and Disclosures* (formerly SFAS 157, "Fair Value Measurements") ("Topic 820") for financial assets and liabilities. As permitted, the Company elected to defer implementation of Topic 820 with regard its non-financial assets and non-financial liabilities until January 1, 2009. Topic 820 defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

> Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
>
> Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.
>
> Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Foreign Currency Translation

The Company's international operations generally use its local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, available-for-sale securities, and accounts receivables. The Company's cash and securities balances may exceed federally insured limits. Credit card transactions at our restaurant are processed by one service provider. Concentration of credit risk related to accounts receivables are limited, as the Company's receivables are primarily with its landlords for the reimbursements of tenant improvements.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date of issuance, February 19, 2010.

2. Supplemental Financial Information

Leasehold improvements, property and equipment were as follows:

	December 31	
	2009	2008
Land	$ 8,938	$ 8,215
Leasehold improvements and buildings	666,180	589,283
Furniture and fixtures	71,960	63,100
Equipment	135,033	116,763
	882,111	777,361
Accumulated depreciation	(245,700)	(191,462)
	$ 636,411	$ 585,899

Accrued liabilities were as follows:

	December 31	
	2009	2008
Gift card liability	$ 9,281	$ 8,013
Transaction tax payable	8,237	7,256
Other accrued expenses	13,698	13,078
	$31,216	$28,347

3. Credit Facility

In February 2009, the Company entered into an unsecured revolving credit facility with Bank of America, N.A. with an initial principal amount of $25 million and an additional $25 million accordion feature. Borrowings under the credit facility will bear interest at a rate set, at the Company's option, at either (i) an adjusted LIBOR rate plus a margin ranging from 0.75% to 2.0% depending on a lease-adjusted leverage ratio, or (ii) a daily rate equal to (a) the highest of the federal funds rate plus 0.5%, the bank's published prime rate, or one-month LIBOR plus 1.0%, plus (b) a margin ranging from 0.0% to 1.0% depending on a lease-adjusted leverage ratio. The facility includes a commitment fee on the unused balance ranging from 0.25% to 0.5%, based on the lease-adjusted leverage ratio. Availability of borrowings under the facility is conditioned on the Company's compliance with specified covenants including a maximum lease-adjusted leverage ratio and a minimum fixed charge coverage ratio. As of December 31, 2009, the Company was in compliance with these covenants. The facility expires in February 2014, but can be terminated or decreased at the Company's option prior to expiration. The Company intends to use the credit facility, if at all, for letters of credit issued in the normal course of business and normal short-term working capital needs. As of December 31, 2009, there were no loans outstanding and available borrowings were $19,700.

4. Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	Years ended December 31		
	2009	2008	2007
Current tax:			
U.S. Federal	$56,945	$29,291	$38,916
U.S. State	12,151	6,512	7,547
Foreign	(139)	(53)	—
	68,957	35,750	46,463
Deferred tax:			
U.S. Federal	9,677	12,513	(3,273)
U.S. State	(1,393)	688	(272)
Foreign	(2)	(36)	—
	8,282	13,165	(3,545)
Valuation allowance	141	89	521
Total provision for income taxes	$77,380	$49,004	$43,439

The effective tax rate differs from the statutory tax rates as follows:

	Years ended December 31		
	2009	2008	2007
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of related federal income tax benefit	3.4	3.7	4.2
Other	(0.5)	(0.2)	(1.1)
Effective income tax rates	37.9%	38.5%	38.1%

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of the differences in the book and tax bases of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following:

	December 31,	
	2009	2008
Long-term deferred income tax liability:		
Leasehold improvements, property and equipment	$78,504	$61,215
Goodwill and other assets	647	641
Total long-term deferred income tax liability	79,151	61,856
Long-term deferred income tax asset:		
Deferred rent	26,319	21,560
Gift card liability	210	70
Capitalized transaction costs	503	503
Stock-based compensation and other employee benefits	13,696	10,292
Foreign net operating loss carry-forwards	200	53
Valuation allowance	(640)	(485)
Total long-term deferred income tax asset	40,288	31,993
Net long-term deferred income tax liability	38,863	29,863
Current deferred income tax liability:		
Prepaid assets and other	1,506	1,021
Total current deferred income tax liability	1,506	1,021
Current deferred income tax asset:		
Allowances, reserves and other	4,658	3,601
Stock-based compensation and other employee benefits	90	85
Valuation allowance	(108)	(108)
Total current deferred income tax asset	4,640	3,578
Net current deferred income tax asset	3,134	2,557
Total deferred income tax liability	$35,729	$27,306

As of December 31, 2009 and 2008 the Company had no unrecognized tax benefits. There was no change in the amount of unrecognized tax benefits as a result of tax positions taken during the year or in prior periods or due to settlements with taxing authorities or lapses of applicable statutes of limitations. The Company is open to federal and state tax audits until the applicable statutes of limitations expire. Tax audits by their very nature are often complex and can require several years to complete. The Company is no longer subject to U.S. federal tax examinations by tax authorities for tax years before 2006. For the majority of states where the Company has a significant presence, it is no longer subject to tax examinations by tax authorities for tax years before 2005. The Company's foreign net operating losses begin expiring in 2028.

5. Shareholders' Equity

On December 21, 2009, shareholders of the Company approved a proposal to convert all outstanding shares of class B common stock into shares of class A common stock on a one-for-one basis, and to rename the class A common stock as "common stock". The conversion was effected on the same day when the Company filed an amended and restated certificate of incorporation which authorizes the issuance of an aggregate 230,000 shares of common stock with a $0.01 par value. Accordingly, all stock information has been retroactively restated as if the combination had taken place as of the earliest period presented. There was no effect on previously reported earnings per share.

During 2008, the Company's Board of Directors authorized the expenditure of up to $100 million to repurchase shares of common stock. The $100 million repurchase was completed in September 2009. In November 2009, the Company announced its Board of Directors authorized the expenditure of up to an additional $100 million to repurchase shares of common stock. The shares may be purchased from time to time in open market transactions, subject to market conditions. The Company repurchased 1,298 and 692 shares of its common stock for a total cost of $84,089 and $30,227 during 2009 and 2008, respectively, under these programs. The 1,990 shares are being held in treasury until such time as they are reissued or retired, at the discretion of the Board of Directors.

6. Stock Based Compensation

The Chipotle Mexican Grill, Inc. 2006 Incentive Plan, as amended and restated, (the "Plan") was approved at the Company's annual meeting of shareholders on May 21, 2008. Under the Plan, 4,450 shares of common stock have been authorized and reserved for issuances to eligible employees, of which 2,194 represent shares that were authorized for issuance, but not issued under the Plan at December 31, 2009. The Plan is administered by the Compensation Committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted, to determine the type of awards and when the awards are to be granted, the number of shares to be covered by each award, the vesting schedule and all other terms and conditions of the awards. The exercise price for stock awards granted under the Plan cannot be less than fair market value at the date of grant.

Options and stock only stock appreciation rights ("SAR") generally vest after three years or equally over two and three years and expire after seven years. Stock-based compensation expense is generally recognized on a straight-line basis for each separate vesting portion. Compensation expense related to employees eligible to retire and retain full rights to the awards is recognized over six months which coincides with the notice period. Compensation expense on performance shares is generally recognized over the longer of the estimated performance goal attainment period or time vesting period. Stock-based compensation, including options, SARs and stock awards, was $15,665 ($9,663 net of tax) in 2009, $11,976 ($7,344 net of tax) in 2008 and $8,136 ($4,955 net of tax) in 2007. For the years ended December 31, 2009, 2008 and 2007, $673, $602 and $335, respectively, of stock-based compensation was recognized as capitalized development and is included in leasehold improvements, property and equipment in the consolidated balance sheet.

The tables below summarize the option and SAR activity under the Plan (in thousands, except years and per share data):

	2009		2008		2007	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,214	$52.49	965	$ 33.87	940	$21.26
Granted	578	$53.36	332	$102.67	275	$63.89
Exercised	(536)	$22.02	(22)	$ 21.21	(207)	$18.68
Forfeited	(8)	$55.02	(61)	$ 42.96	(43)	$23.15
Expired	(3)	$22.00	—	$ —	—	$ —
Outstanding, end of year	1,245	$66.08	1,214	$ 52.49	965	$33.87

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Years of Contractual Life	Aggregate Instrinsic Value
Outstanding as of December 31, 2009	1,245	$66.08	5.2	$32,152
Vested and expected to vest as of December 31, 2009[1]	1,235	$66.06	5.2	$31,915
Exercisable as of December 31, 2009	106	$32.22	3.3	$ 6,055

(1) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options.

The total intrinsic value of options and SARs exercised during the years ended December 31, 2009, 2008 and 2007 was $31,753, $893 and $17,749. Unearned compensation as of December 31, 2009 was $8,794 for options and SAR awards. The remaining vesting period as of December 31, 2009 for unvested options and SAR awards was generally between 0.1 and 2.1 years.

A summary of non-vested stock award activity under the Plan is as follows (in thousands, except per share data):

	2009		2008		2007	
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Outstanding, beginning of year	229	$75.06	123	$64.75	—	$ —
Granted	90	$55.71	109	$87.36	123	$64.75
Vested	(60)	$63.89	—	$ —	—	$ —
Forfeited	(2)	$53.36	(3)	$99.19	—	$ —
Outstanding, end of year	257	$71.03	229	$75.06	123	$64.75

At December 31, 2009, 119 of the outstanding non-vested stock awards were subject to both service and performance conditions based on reaching specified cumulative operating income levels during certain timeframes. During 2008, the Company replaced 120 previously issued non-vested time-based stock awards with an equal number of shares of performance-contingent restricted stock. The modification did not result in the recognition of any additional stock based-compensation. Unearned compensation as of December 31, 2009 was $7,231 for non-vested stock awards. The remaining vesting period as of December 31, 2009 for non-vested stock awards was generally between 0.1 and 2.4 years. The fair value of shares vested during the year ended December 31, 2009 was $3,833.

In 2005, the Company granted 153 shares of non-vested common stock with a grant date fair value of $19.50 per share (a related party contemporaneous valuation) which vested evenly over three years. The fair value of shares vested during the years ended December 31, 2008 and 2007 was $5,124 and $3,053, respectively.

The following table reflects the average assumptions utilized in the Black-Scholes option-pricing model to value stock options and SARs awards granted for each year:

	2009	2008	2007
Risk-free interest rate	1.5%	3.1%	4.7%
Expected life (years)	4.2	4.8	5.0
Expected dividend yield	0.0%	0.0%	0.0%
Volatility	42%	35%	35%
Weighted-average Black-Scholes fair value per share at date of grant	$18.85	$29.01	$24.80

The risk-free interest rate is based upon U.S. Treasury rates for instruments with similar terms. For the 2008 and 2007 stock option and SAR awards, the expected life was derived utilizing the short-cut method allowed for a vanilla option grant in which the expected life is assumed to be the average of the vesting period and the contractual life of the option. For the 2009 awards, the expected life was estimated utilizing Company-specific historical data. Prior to the 2009 awards, the Company had very limited historical share option exercise experience that did not represent a sufficiently large sample to provide a reasonable basis for an estimate of expected life due to limited grants prior to its initial public offering in 2006. In 2009, with an additional year of historical exercise experience, the Company felt it had adequate information to be used for the expected life calculation. The volatility assumptions were derived from the Company's actual and implied volatilities and historical volatilities of competitors whose shares are traded in the public markets and are adjusted to reflect anticipated behavior specific to the Company. Competitor data has been included in the consideration for the volatility assumption as the Company's own volatility data was limited. During these periods the Company has not paid dividends to date and does not plan to pay dividends in the near future.

7. Employee Benefit Plans

The Company maintains the Chipotle Mexican Grill 401(k) plan (the "401(k) Plan"). The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed. Employees become eligible to receive matching contributions after one year of service with the Company. For the years ended December 31, 2009, 2008 and 2007, Company matching contributions totaled approximately $1,462, $1,402 and $1,234, respectively.

The Company maintains the Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan (the "Deferred Plan") which covers eligible employees of the Company. The Deferred Plan is a non-qualified, unfunded plan that allows participants to make tax-deferred contributions that cannot be made under the 401(k) Plan because of Internal Revenue Service limitations. Participants' earnings on contributions made to the Deferred Plan fluctuate with the actual earnings and losses of a variety of available investment choices selected by the participant. Total liabilities under the Deferred Plan as of December 31, 2009 and 2008 were $3,020 and $1,790, respectively, and are included in other long-term liabilities in the consolidated balance sheet. The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed once the 401(k) contribution limits are reached. For the years ended December 31, 2009, 2008 and 2007, the Company made deferred compensation matches of $131, $252 and $137 respectively, to the Deferred Plan. As the Deferred Plan is unfunded, the Company is responsible for the earnings and losses. The total expense (income) recognized under the Deferred Plan including the matching contributions was $538, $(176) and $165 for the years ended December 31, 2009, 2008 and 2007, respectively.

8. Related-Party Transactions

The Company's Chief Marketing Officer ("CMO"), served as Creative Director for Sequence, LLC ("Sequence"), a strategic design and marketing consulting firm he co-founded, prior to joining the Company in January 2009. In connection with the CMO's separation from Sequence, the parties entered into certain agreements that remain in effect. Sequence has provided the Company with a variety of marketing consulting services totaling $1,288 for the year ended December 31, 2009.

9. Leases

The Company generally operates its restaurants in leased premises. Lease terms for traditional shopping center or building leases generally include combined initial and option terms of 20-25 years. Ground leases generally include combined initial and option terms of 30-50 years. The option terms in each of these leases are typically in five-year increments. Typically, the lease includes rent escalation terms every five years including fixed rent escalations, escalations based on inflation indexes, and fair market value adjustments. Certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. The leases generally provide for the payment of common area maintenance, property taxes, insurance and various other use and occupancy costs by the Company. In addition, the Company is the lessee under non-cancelable leases covering certain offices.

Future minimum lease payments required under existing operating leases as of December 31, 2009 are as follows:

2010	$ 101,876
2011	102,183
2012	102,492
2013	103,668
2014	105,175
Thereafter	1,222,850
Total minimum lease payments	$1,738,244

Minimum lease payments have not been reduced by minimum sublease rentals of $3,894 due in the future under non-cancelable subleases.

Rental expense consists of the following:

	For the years ended December 31,		
	2009	2008	2007
Minimum rentals	$101,029	$90,547	$70,375
Contingent rentals	$ 1,500	$ 1,602	$ 1,162
Sublease rental income	$ (1,238)	$(1,201)	$(1,499)

Annual Report

The Company has six sales and leaseback transactions. These transactions do not qualify for sales leaseback accounting because of the Company's deemed continuing involvement with the buyer-lessor due to fixed price renewal options, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The deemed landlord financing liability was $3,878 as of December 31, 2009. The future minimum lease payments for each of the next five years and thereafter for deemed landlord financing obligations are as follows:

2010	$ 373
2011	391
2012	394
2013	394
2014	394
Thereafter	4,717
Total minimum lease payments	6,663
Less: Interest implicit in lease	(2,785)
Total deemed landlord financing	$ 3,878

Annual Report

10. Earnings Per Share

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share ("diluted EPS") is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include potential common shares related to stock options, SARs and non-vested stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Options and SARs to purchase 532 and 586 shares of common stock were excluded from the calculation of 2009 and 2008 diluted EPS because they were anti-dilutive. In addition, 119 and 226 stock awards subject to performance conditions were excluded from the 2009 and 2008 calculations of diluted EPS.

The following table sets forth the computations of basic and dilutive earnings per share:

	Year ended December 31,		
	2009	2008	2007
Net income	$126,845	$78,202	$70,563
Shares:			
Weighted average number of common shares outstanding	31,766	32,766	32,672
Dilutive stock options and SARs	247	341	397
Dilutive non-vested stock	89	39	77
Diluted weighted average number of common shares outstanding	32,102	33,146	33,146
Basic earnings per share	$ 3.99	$ 2.39	$ 2.16
Diluted earnings per share	$ 3.95	$ 2.36	$ 2.13

11. Commitments and Contingencies

Purchase Obligations

The Company enters into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under contractor and subcontractor agreements, orders submitted for equipment for restaurants under construction and corporate sponsorships.

Letters of Credit

As of December 31, 2009 a $5,300 letter of credit was issued and expires in February 2010.

Litigation

A lawsuit has been filed against the Company in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to its employees. The case originally sought damages, penalties and attorney's fees on behalf of a purported class of the Company's present and former employees. The court denied the plaintiff's motion to certify the purported class, and as a result the action can proceed, if at all, as an action by a single plaintiff. The plaintiff has appealed the court's denial of class certification, and the appeal remains pending. Although the Company has various defenses, it is not possible at this time to reasonably estimate the outcome of or any potential liability from this case.

In the normal course of business, the Company is subject to other proceedings, lawsuits and claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2009. These matters could affect the operating results of any one quarter when resolved in future periods. Management does not believe that any monetary liability or financial impact to the Company as a result of these proceedings or claims will be material to the Company's annual consolidated financial statements. However, a significant increase in the number of these claims, or one or more successful claims resulting in greater liabilities than the Company currently anticipates, could materially and adversely affect the Company's business, financial condition, results of operation or cash flows.

12. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data:

	2009			
	March 31	**June 30**	**September 30**	**December 31**
Revenue	$354,456	$388,836	$387,581	$387,544
Operating income	$ 41,189	$ 57,322	$ 54,809	$ 50,385
Net income	$ 25,392	$ 35,393	$ 34,464	$ 31,596
Basic earnings per share	$ 0.79	$ 1.11	$ 1.09	$ 1.00
Diluted earnings per share	$ 0.78	$ 1.10	$ 1.08	$ 0.99

	2008			
	March 31	**June 30**	**September 30**	**December 31**
Revenue	$305,327	$340,754	$340,543	$345,344
Operating income	$ 26,793	$ 38,314	$ 31,058	$ 27,874
Net income	$ 17,284	$ 24,468	$ 19,477	$ 16,973
Basic earnings per share	$ 0.53	$ 0.74	$ 0.59	$ 0.52
Diluted earnings per share	$ 0.52	$ 0.74	$ 0.59	$ 0.52

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, we carried out an evaluation, under the supervision and with the participation of our management, including our co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Changes in Internal Control over Financial Reporting

There were no changes during the fiscal quarter ended December 31, 2009 in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Chipotle Mexican Grill, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on the criteria established in Internal Control Integrated Framework.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

We have audited Chipotle Mexican Grill, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chipotle Mexican Grill, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chipotle Mexican Grill, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated February 19, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 19, 2010

ITEM 9B. OTHER INFORMATION

On February 16, 2010, the Compensation Committee of our Board of Directors approved adjustments to the base salaries of our executive officers, including setting 2010 base salaries of $1,200,000 for Steve Ells, our Chairman and Co-Chief Executive Officer, $1,000,000 for Monty Moran, our Co-Chief Executive Officer and $520,000 for Jack Hartung, our Chief Financial Officer. In addition, the Committee awarded discretionary bonuses of $156,200 to Mr. Ells, $85,200 to Mr. Moran and $56,800 to Mr. Hartung. These bonuses are in addition to the payouts to each executive officer under our Annual Incentive Plan.

On February 17, 2010, Mr. Ells adopted a sales plan designed to comply with Rule 10b5-1 under the Exchange Act. The sales plan, which Mr. Ells adopted in compliance with restrictions imposed by our Insider Trading Policy, is intended to facilitate the diversification of Mr. Ells's personal assets. The plan provides for sales of shares of common stock owned by Mr. Ells, subject to specified minimum market prices. Total sales on Mr. Ells's behalf under the sales plan are limited to an aggregate of 100,000 shares. In the event all of the shares subject to the sales plan are sold, Mr. Ells would continue to beneficially own 258,350 shares of our common stock, including unvested shares of restricted stock but excluding 470,500 shares underlying outstanding stock options and stock appreciation rights and 41,600 unvested performance shares.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from the definitive proxy statement for our 2010 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2009.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from the definitive proxy statement for our 2010 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information regarding options and rights outstanding under our equity compensation plan as of December 31, 2009. All awards reflected are options to purchase or rights to common stock.

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Security Holders:			
Amended and Restated Chipotle Mexican Grill, Inc. 2006 Incentive Plan	1,442,591	$66.08	2,193,657
Equity Compensation Plans Not Approved by Security Holders:			
None.			

(1) Includes shares issuable in connection with performance share rights and non-employee director and employee restricted stock units. The weighted-average exercise price in column (b) includes the weighted-average exercise price of stock options and stock appreciation rights only.

Additional information for this item incorporated by reference from the definitive proxy statement for our 2010 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2009.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the definitive proxy statement for our 2010 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2009.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from the definitive proxy statement for our 2010 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2009.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. All Financial statements

Consolidated financial statements filed as part of this report are listed under Item 8. "Financial Statements and Supplementary Data."

2. Financial statement schedules

No schedules are required because either the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPOTLE MEXICAN GRILL, INC.

By: /s/ JOHN R. HARTUNG
Name: **John R. Hartung**
Title: **Chief Financial Officer**

Date: February 19, 2010

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steve Ells, Montgomery Moran and John Hartung, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date	Title
/s/ STEVE ELLS **Steve Ells**	February 19, 2010	Co-Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ MONTGOMERY F. MORAN **Montgomery F. Moran**	February 19, 2010	Co-Chief Executive Officer (principal executive officer)
/s/ JOHN R. HARTUNG **John R. Hartung**	February 19, 2010	Chief Financial Officer (principal financial officer)
/s/ ROBIN S. ANDERSON **Robin S. Anderson**	February 19, 2010	Executive Director and Controller (principal accounting officer)
/s/ ALBERT S. BALDOCCHI **Albert S. Baldocchi**	February 19, 2010	Director
/s/ JOHN S. CHARLESWORTH **John S. Charlesworth**	February 19, 2010	Director
/s/ NEIL W. FLANZRAICH **Neil W. Flanzraich**	February 19, 2010	Director
/s/ PATRICK J. FLYNN **Patrick J. Flynn**	February 19, 2010	Director
/s/ DARLENE J. FRIEDMAN **Darlene J. Friedman**	February 19, 2010	Director

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CHIPOTLE
MEXICAN GRILL

Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

April 15, 2010

DEAR SHAREHOLDER:

You are cordially invited to attend the annual meeting of shareholders of Chipotle Mexican Grill, Inc., which will be held on June 8, 2010 at 8:00 a.m. local time at The Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado. Details of the business to be conducted at the annual meeting are given in the notice of meeting and proxy statement that follow.

Please vote promptly by following the instructions in this proxy statement or in the Notice of Internet Availability of Proxy Materials that was mailed to you.

Sincerely,

/s/ Steve Ells

Chairman of the Board and Co-Chief Executive Officer

NOTICE OF MEETING

The 2010 annual meeting of shareholders of Chipotle Mexican Grill, Inc. will be held on June 8, 2010 at 8:00 a.m. local time at The Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado, 80202. Shareholders will consider and take action on the following matters:

1. Election of the three directors named in this proxy statement, Albert S. Baldocchi, Neil W. Flanzraich and Darlene J. Friedman, each to serve a three-year term (Proposal A);
2. Ratification of the selection of Ernst & Young LLP as the company's independent registered public accounting firm for the year ending December 31, 2010 (Proposal B); and
3. Such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Information with respect to the above matters is set forth in the proxy statement that accompanies this notice.

The record date for the meeting has been fixed by the Board of Directors as the close of business on April 9, 2010. Shareholders of record at that time are entitled to vote at the meeting.

By order of the Board of Directors

/s/ Monty Moran

Co-Chief Executive Officer, Secretary and Director

April 15, 2010

Please execute your vote promptly by following the instructions included on the Notice of Availability of Proxy Materials that was provided to you, or as described under "How do I vote?" on page 1 of the accompanying proxy statement.

CHIPOTLE MEXICAN GRILL, INC.
1401 Wynkoop Street, Suite 500
Denver, Colorado 80202

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This proxy statement contains information related to the annual meeting of shareholders of Chipotle Mexican Grill, Inc. to be held on Tuesday, June 8, 2010, beginning at 8:00 a.m. at The Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado. This proxy statement was prepared under the direction of Chipotle's Board of Directors to solicit your proxy for use at the annual meeting. It will be made available to shareholders on or about April 15, 2010.

Who is entitled to vote and how many votes do I have?

If you were a shareholder of record of our common stock on April 9, 2010, you are entitled to vote at the annual meeting, or at any postponement or adjournment of the annual meeting. On each matter to be voted on, you may cast one vote for each share of common stock you hold. As of April 9, 2010 there were 31,460,700 shares of common stock outstanding and entitled to vote.

What am I voting on?

You will be asked to vote on two proposals:

Proposal A – Election of three directors: Albert S. Baldocchi, Neil W. Flanzraich and Darlene J. Friedman.

Proposal B – Ratification of the selection of Ernst & Young LLP as the company's independent registered public accounting firm for the year ending December 31, 2010.

The Board of Directors is not aware of any other matters to be presented for action at the meeting.

How does the Board of Directors recommend I vote on the proposals?

The Board of Directors recommends a vote **FOR** each candidate for director and **FOR** proposal B.

How do I vote?

If you hold your shares through a broker, bank, or other nominee in "street name," you need to submit voting instructions to your broker, bank or other nominee in order to cast your vote. In most instances you can do this over the Internet. The Notice of Internet Availability of Proxy Materials that was mailed to you has specific instructions for how to submit your vote, or if you have received or request a hard copy of this proxy statement you may mark, sign, date and mail the accompanying voting instruction form in the postage-paid envelope provided. Your vote is revocable by following the procedures outlined in this proxy statement. However, since you are not a shareholder of record you may not vote your shares in person at the meeting without obtaining authorization from your broker, bank or other nominee.

If you are a shareholder of record, you can vote your shares over the Internet as described in the Notice of Internet Availability of Proxy Materials that was mailed to you, or if you have received or request a hard copy of this proxy statement and accompanying form of proxy card you may vote by telephone as described on the proxy card, or by mail by marking, signing, dating and mailing your proxy card in the postage-paid envelope provided. Your designation of a proxy is revocable by following the procedures outlined in this proxy statement. The method by which you vote will not limit your right to vote in person at the annual meeting.

If you receive hard copy materials and sign and return your proxy card without specifying choices, your shares will be voted as recommended by the Board of Directors.

Will my shares held in street name be voted if I do not provide my proxy?

If you hold your shares through a brokerage firm your shares might be voted even if you do not provide the firm with voting instructions. Under the rules of the New York Stock Exchange, or NYSE, on "routine" matters, NYSE member firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. Only the proposal to ratify the appointment of our independent registered public accounting firm is considered a routine matter for this purpose. As a result of a recent NYSE rule change and unlike at previous annual meetings, election of directors is not considered a routine matter. Accordingly, if you hold your shares through a brokerage firm your shares will generally only be voted on the election of directors if the brokerage firm receives timely voting instructions from you. **Because of the recent change in NYSE rules, we strongly encourage you to exercise your right to vote in the election of directors to be held at the annual meeting.**

Can I change my vote?

You can change your vote or revoke your proxy at any time before it is voted at the annual meeting by:

- re-submitting your vote on the Internet;
- if you are a shareholder of record, by sending a written notice of revocation to our corporate Secretary at our principal offices, 1401 Wynkoop Street, Suite 500, Denver, CO 80202; or
- if you are a shareholder of record, by attending the annual meeting and voting in person.

Attendance at the annual meeting will not by itself revoke your proxy. If you hold shares in street name and wish to cast your vote in person at the meeting, you must contact your broker, bank or other nominee to obtain authorization to vote.

What constitutes a quorum?

A quorum is necessary to conduct business at the annual meeting. At any meeting of our shareholders, the holders of a majority in voting power of our outstanding shares of common stock entitled to vote at the meeting, present in person or by proxy, constitutes a quorum for all purposes. You are part of the quorum if you have voted by proxy. Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the meeting for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other nominee who holds shares for another does not vote on a particular item because the nominee has not received instructions from the owner of the shares and does not have discretionary voting authority for that item.

What vote is required to approve each proposal?

Proposal A – The three nominees for director receiving the highest number of votes cast in person or by proxy at the annual meeting will be elected. If you mark your proxy to "withhold" your vote for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee. Broker non-votes will also not count as either "for" or "against" any nominee.

Proposal B – Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010 requires the affirmative vote of a majority of the votes cast at the annual meeting in order to be approved. Abstentions are not counted as votes cast and will have no effect on the outcome of this proposal.

Do my shares of common stock have ten votes per share, as did shares of Class B common stock I previously owned?

No. At a special meeting of shareholders on December 21, 2009, our shareholders, including holders of our outstanding Class B common stock voting as a separate class, approved a proposal to convert each outstanding share of Class B common stock into one share of Class A common stock and to rename the Class A common stock as "common stock." On December 22, 2009, we filed an amended and restated certificate of incorporation eliminating the Class B common stock, and with it the ten votes per share on certain matters to which holders of Class B common stock were entitled prior to the share conversion. As a result, all outstanding shares of common stock now have equal voting rights.

How is this proxy statement being delivered?

We have elected to deliver our proxy materials electronically over the Internet as permitted by rules of the Securities and Exchange Commission, or SEC. As required by those rules, we are distributing to our shareholders of record and beneficial owners as of the close of business on April 9, 2010 a Notice of Internet Availability of Proxy Materials. On the date of distribution of the Notice of Internet Availability of Proxy Materials, all shareholders and beneficial owners will have the ability to access all of the proxy materials at the URL address included in the Notice of Internet Availability of Proxy Materials. These proxy materials are also available free of charge upon request at 1-800-690-6903, or by e-mail at *sendmaterial@proxyvote.com*, or by writing to Chipotle Mexican Grill, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Requests by e-mail or in writing should include the 12-digit control number included on the Notice of Internet Availability of Proxy Materials you received.

If you would like to receive the Notice of Internet Availability of Proxy Materials via e-mail rather than regular mail in future years, please follow the instructions on the Notice of Internet Availability of Proxy Materials, or enroll on the Investors page of our web site at *www.chipotle.com.* Delivering future notices by e-mail will help us reduce the cost and environmental impact of our annual meeting.

Who is bearing the cost of this proxy solicitation?

We will bear the cost of preparing, assembling and mailing the Notice of Internet Availability of Proxy Materials; of making these proxy materials available on the Internet and providing hard copies of the materials to shareholders who request them; and of reimbursing brokers, nominees, fiduciaries and other custodians for the out-of-pocket and clerical expenses of transmitting copies of the Notice of Internet Availability of Proxy Materials and the proxy materials themselves to the beneficial owners of the shares. A few of our officers and employees may participate in the solicitation of proxies, without additional compensation, by telephone, e-mail or other electronic means or in person.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following tables set forth information as of April 9, 2010, as to the beneficial ownership of shares of our common stock by:

- each person (or group of affiliated persons) known to us to beneficially own more than 5 percent of our common stock;
- each of the executive officers listed in the Summary Compensation Table appearing later in this proxy statement;
- each of our directors; and
- all of our current executive officers and directors as a group.

The number of shares beneficially owned by each shareholder is determined under SEC rules and generally includes shares for which the holder has voting or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. The percentage of beneficial ownership shown in the following tables is based on 31,460,700 outstanding shares of common stock as of April 9, 2010. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to the terms of stock options, stock appreciation rights or restricted stock units exercisable or vesting within 60 days after April 9, 2010 are included as outstanding and beneficially owned for that person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Name of Beneficial Owner	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned
Beneficial holders of 5% or more of outstanding common stock		
BlackRock, Inc. (1)	1,620,375	5.15%
Capital World Investors (2)	2,510,730	7.98%
FMR LLC (3)	2,820,749	8.97%
T. Rowe Price Associates, Inc. (4)	3,162,754	10.05%
Directors and executive officers		
Steve Ells (5)(6)	395,761	1.25%
Montgomery Moran (6)(7)	199,926	*
John Hartung (8)	55,941	*
Bob Blessing (9)	10,000	*
Rex Jones (10)	12,845	*
Mark Crumpacker	—	—
Albert Baldocchi (6)(11)(12)	154,325	*
John Charlesworth (11)	14,266	*
Neil Flanzraich (11)	1,868	*
Patrick Flynn (11)	20,376	*
Darlene Friedman (6)(11)(13)	9,376	*
All directors and executive officers as a group (10 people) (14)	861,839	2.73%

* Less than one percent (1 percent)

(1) Based solely on a report on Schedule 13G filed on January 29, 2010. The address of BlackRock, Inc. is 5136 Dorsey Hall Drive, Ellicott City, Maryland 21042.

(2) Based solely on a report on Schedule 13G/A filed on February 11, 2010. The address of Capital World Investors is 333 South Hope Street, Los Angeles, California 90071.

(3) Based solely on a report on Schedule 13G/A filed on January 11, 2010. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Based solely on a report on Schedule 13G filed on February 12, 2010. Shares beneficially owned by T. Rowe Price Associates, Inc. (Price Associates) are owned by various individual and institutional investors including T. Rowe Price Mid-Cap Growth Fund, Inc. (which owns 1,900,000 shares, representing 6.10 percent of the shares of common stock outstanding), which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5) Shares beneficially owned by Mr. Ells include 80,000 shares underlying stock options, which have an exercise price of $63.89 and which expire on February 20, 2014.

(6) A portion of the shares beneficially owned by each of Mr. Ells, Mr. Moran, Mr. Baldocchi and Ms. Friedman are entitled to piggyback registration rights.

(7) Shares beneficially owned by Mr. Moran include 40,000 shares underlying stock options, which have an exercise price of $63.89 and which expire on February 20, 2014.

(8) Shares beneficially owned by Mr. Hartung include: 15,681 shares jointly owned by Mr. Hartung and his spouse; 25,000 shares underlying stock options, which have an exercise price of $63.89 and which expire on February 20, 2014; and 148 shares beneficially owned by his minor children. Mr. Hartung disclaims beneficial ownership of the shares beneficially owned by his children.

(9) Shares beneficially owned by Mr. Blessing include 10,000 shares underlying stock options, which have an exercise price of $63.89 and which expire on February 20, 2014.

(10) Shares beneficially owned by Mr. Jones include 345 shares held by a revocable trust of which Mr. Jones is a co-trustee, and 8,500 shares underlying stock options, which have an exercise price of $63.89 and which expire on February 20, 2014.

(11) Shares beneficially owned by each of Mssrs. Baldocchi, Charlesworth, Flanzraich and Flynn and Ms. Friedman include 1,484 shares underlying unvested restricted stock units, which are deemed to be beneficially owned because each director is eligible for accelerated vesting of the awards in the event of the director's retirement.

(12) Shares beneficially owned by Mr. Baldocchi include 140,623 shares owned jointly by Mr. Baldocchi and his spouse. A total of 47,000 shares beneficially owned by Mr. Baldocchi are pledged as collateral to secure a personal line of credit.

(13) Shares beneficially owned by Ms. Friedman are held by a revocable trust of which Ms. Friedman is a co-trustee.

(14) See Notes (5) through (9) and (11) through (13).

PROPOSAL A

ELECTION OF THREE DIRECTORS

Our Board of Directors has seven members divided into three classes. Each director serves a three year term and will continue in office until a successor has been elected and qualified, subject to the director's earlier resignation, retirement or removal from office. The current term of office of our Class II directors will end at this year's annual meeting of shareholders. The current term of office of our Class III directors will end at the annual meeting in 2011 and the term of our Class I directors will end at the annual meeting in 2012.

Albert S. Baldocchi, Neil W. Flanzraich and Darlene J. Friedman are currently serving as Class II directors and are the nominees for election as directors to serve for a three year term expiring at the 2013 annual meeting of shareholders. Each of the nominees was nominated by the Board upon the recommendation of the Nominating and Corporate Governance Committee, and has consented to serve if elected. If any nominee is unable to serve or will not serve for any reason, the persons designated on the accompanying form of proxy will vote for other candidates in accordance with their judgment. We are not aware of any reason why the nominees would not be able to serve if elected.

The three nominees receiving a plurality of votes cast at the meeting will be elected as Class II directors. Abstentions, withheld votes and broker non-votes will not be treated as a vote for or against any particular director and will not affect the outcome of the election of directors.

The Board of Directors unanimously recommends a vote FOR the election of Messrs. Baldocchi and Flanzraich and Ms. Friedman as Class II directors.

INFORMATION REGARDING THE BOARD OF DIRECTORS

Biographical Information

The following is biographical information about each of the three nominees and each other current director. The respective current terms of all directors expire on the dates set forth below or until their successors are elected and have qualified.

Proxy Statement

Class II directors whose terms expire at the 2010 annual meeting of shareholders and who are nominees for terms expiring at the 2013 annual meeting		Age	Director Since
Albert S. Baldocchi	Mr. Baldocchi has been self-employed since 2000 as a financial consultant and strategic advisor for a variety of privately-held companies, with a specialization in multi-unit restaurant companies. His extensive involvement with restaurant companies over a period of 17 years has given Mr. Baldocchi an in-depth knowledge of restaurant company finance, operations and strategy. He also has considerable experience with high-growth companies in the restaurant industry and in other industries, and his experience as a senior investment banker at a number of prominent institutions, including Morgan Stanley, Solomon Brothers and Montgomery Securities has helped him develop tremendous capabilities in accounting and finance as well. Mr. Baldocchi holds a Bachelor of Science degree in chemical engineering from the University of California at Berkeley and an MBA from Stanford University.	56	1997

Class II directors whose terms expire at the 2010 annual meeting of shareholders and who are nominees for terms expiring at the 2013 annual meeting		Age	Director Since
Neil W. Flanzraich	Mr. Flanzraich has been a private investor since February 2006. From 1998 through its sale in January 2006 to TEVA Pharmaceuticals Industries, Ltd., he served as Vice Chairman and President of IVAX Corporation, an international pharmaceutical company. From 1995 to 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of Heller Ehrman LLP, a law firm, and from 1981 to 1994, served in various capacities at Syntex Corporation, a pharmaceutical company. Mr. Flanzraich's past executive experience helped him develop outstanding skills in leading and managing strong teams of employees, and in oversight of the growth and financing of businesses in a rapidly-evolving market. His legal background also is valuable to us in the risk management area, and Mr. Flanzraich brings to us extensive experience serving as an independent director of other companies. He is also a director of Continucare Corporation (NYSE Amex:CNU), Equity One Inc. (NYSE:EQY), Javelin Pharmaceuticals, Inc. (NYSE Amex:JAV), and BELLUS Health Inc. (TSX:BLUS). Mr. Flanzraich was a director of RAE Systems, Inc. until March 2009, a director of IVAX Diagnostics, Inc. until April 2006, and a director of IVAX Corporation until January 2006. Mr. Flanzraich received an A.B. from Harvard College and a J.D. from Harvard Law School.	66	2007
Darlene J. Friedman	Prior to retiring in 1995, Ms. Friedman spent 19 years at Syntex Corporation where she held a variety of management positions, most recently as Senior Vice President of Human Resources. While at Syntex Corporation, Ms. Friedman was a member of the corporate executive committee and the management committee, and was responsible for the analysis, recommendation and administration of the company's executive compensation programs and worked directly with the compensation committee of Syntex's board. This experience and Ms. Friedman's talent in these areas are invaluable in connection with her service as a director and as a member of our Compensation Committee. Ms. Friedman holds a Bachelor of Arts degree in psychology from the University of California at Berkeley and an MBA from the University of Colorado.	67	1995

Class III directors whose terms expire at the 2011 annual meeting of shareholders		Age	Director Since
John S. Charlesworth	Mr. Charlesworth is currently the sole owner/member of Hunt Business Enterprises LLC and EZ Street LLC, which own commercial properties and own and operate car care facilities. Before retiring in 2000, Mr. Charlesworth worked for McDonald's for 26 years. He served as a Senior Vice President in Southeast Asia from April 1995 to July 1997. His international experience included strategic planning and risk assessment for the growth and development of McDonald's across Southeast Asia, as well as serving as the McDonald's partner representative to seven Southeast Asian joint ventures. Most recently he served as President of the Midwest Division of McDonald's USA from July 1997 to December 2000. His experience with McDonald's included responsibility for managing a large and diverse employee workforce similar in many ways to Chipotle's, and also gave him a detailed knowledge of restaurant operations, site selection and related matters. He also has developed strong financial acumen through his experience at McDonald's as well as running his own business interests. He holds a Bachelor of Science degree in business, majoring in economics, from Virginia Polytechnic Institute.	63	1999
Montgomery F. (Monty) Moran	Mr. Moran is our Co-Chief Executive Officer. He was appointed to this position on January 1, 2009, after serving as President and Chief Operating Officer since March 2005. Mr. Moran previously served as chief executive officer of the Denver law firm Messner & Reeves, LLC, where he was employed since 1996, and as general counsel of Chipotle. His experience as our general counsel from the time we had only a few restaurants through our growth to several hundred restaurants at the time he joined us, has given him an in-depth knowledge and understanding of every aspect of our business. His legal experience ran from trial and employment matters to real estate and other transactional matters, as well as general corporate counseling. As a result he has an outstanding skill set in such areas as risk management and crisis handling, and also is thoroughly familiar with management personnel throughout our organization. He also was the principal architect of our Restaurateur program and other aspects of instilling a culture of high performers throughout Chipotle, and his leadership is this area has been critical to our success. Mr. Moran holds a Bachelor of Arts degree in communications from the University of Colorado and a J.D. from Pepperdine University.	43	2006

Class I directors whose terms expire at the 2012 annual meeting of shareholders		Age	Director Since
Steve Ells	Mr. Ells founded Chipotle in 1993. He is Co-Chief Executive Officer and was appointed Chairman of the Board in 2005. Prior to launching Chipotle, Mr. Ells worked for two years at Stars restaurant in San Francisco. Mr. Ells's vision—that food served fast doesn't have to be low quality and that delicious food doesn't have to be expensive—is the foundation on which Chipotle is based. This visionary thinking has led to Chipotle accomplishing great things, from growing from a single restaurant to over 950 in just 16 years, to serving more naturally-raised meat than any other restaurant company. This thinking has also resulted in Mr. Ells remaining a principal driving force behind making our company innovative and striving for constant improvement, and he continues to provide important leadership to our executive officers, management team, and Board of Directors. Mr. Ells is also the largest individual shareholder of our company. He is a member of the board of directors of The Land Institute. Mr. Ells graduated from the University of Colorado with a Bachelor of Arts degree in art history, and is also a 1990 Culinary Institute of America graduate.	44	1996
Patrick J. Flynn	Mr. Flynn has been retired since January 2, 2001. Prior to retiring in 2001, Mr. Flynn spent 39 years at McDonald's where he held a variety of executive and management positions, most recently as Executive Vice President responsible for strategic planning and acquisitions. From his background as a senior-level restaurant industry executive, Mr. Flynn developed strong capabilities in guiding corporate strategy, and tremendous knowledge of the operational aspects of the restaurant business as well. He also has past experience as a director of a publicly-held financial institution, and this experience, as well as his background in analyzing financial statements of businesses he has led and companies he has considered for acquisition, has given him strong financial analysis skills as well.	67	1998

The Board of Directors held four meetings in 2009 and acted by written consent two times. All directors except Mr. Flanzraich attended at least 75 percent of the meetings of the Board and of committees of which they were members during 2009. Mr. Flanzraich missed two Board meetings and three Audit Committee meetings, due primarily to a surgery and subsequent rehabilitation. The Board has requested that each member of the Board attend our annual shareholder meetings absent extenuating circumstances, and all directors attended the 2009 annual meeting of shareholders.

A Majority of our Board Members are Independent

Our Board of Directors, under direction of the Nominating and Corporate Governance Committee, reviews the independence of our directors to determine whether any relationships, transactions or arrangements involving any director or any family member or affiliate of a director may be deemed to compromise the director's independence from us, including under the independence standards contained in the rules of the New York Stock Exchange. Based on that review, in March 2010 the Board determined that none of our directors have any relationships, transactions or arrangements that would compromise their independence, except Messrs. Ells and Moran, our Co-Chief Executive Officers. In particular, the Board determined that the registration rights granted to Mr. Baldocchi and Ms. Friedman, as described below under "Certain Relationships and Related Party Transactions," do not constitute a material relationship that would create material conflicts of interest or otherwise compromise the independence of Mr. Baldocchi or Ms. Friedman in attending to their duties as directors. Accordingly, the Board concluded that each director other than Messrs. Ells and Moran qualifies as an independent director.

Committees of the Board

Our Board of Directors has three standing committees: (1) the Audit Committee, (2) the Compensation Committee, and (3) the Nominating and Corporate Governance Committee, each composed entirely of persons the Board has determined to be independent as described above, and for members of the Audit Committee, under the definition included in SEC Rule 10A-3(b)(1). Each committee operates pursuant to a written charter adopted by our Board of Directors which sets forth the committee's role and responsibilities and provides for an annual evaluation of its performance. The charters of all three standing committees are available on the Investors page of our corporate website at *www.chipotle.com* under the Corporate Governance link.

Audit Committee

In accordance with its charter, the Audit Committee acts to (a) oversee the integrity of our financial statements, system of internal controls, risk management and compliance with legal and regulatory requirements, and (b) provide an open avenue of communication among our independent auditors, accountants, internal audit and financial management. The committee's responsibilities include review of the qualifications, independence and performance of the independent auditors, who report directly to the Audit Committee. The committee retains, determines the compensation of, evaluates, and when appropriate replaces our independent auditors and pre-approves audit and permitted non-audit services provided by our independent auditors. The Audit Committee has adopted the "Policy Relating to Pre-Approval of Audit and Permitted Non-Audit Services" under which audit and non-audit services to be provided to us by our independent auditors are pre-approved. This policy is summarized on page 19 of this proxy statement.

The Audit Committee is required to establish procedures to handle complaints received regarding our accounting, internal controls or auditing matters. It is also required to ensure the confidentiality of employees who have provided information or expressed concern regarding questionable accounting or auditing practices. The committee also fulfills the oversight function of the Board with respect to risk management, as described under "Corporate Governance—Role of the Board of Directors in Risk Oversight." The committee may retain independent advisors at our expense that it considers necessary for the completion of its duties.

The Audit Committee held eight meetings in 2009 and acted by written consent one time. The members of the Audit Committee are Messrs. Baldocchi (Chairperson), Charlesworth and Flanzraich. Our Board of Directors has determined that all of the Audit Committee members meet the enhanced independence requirements required of audit committee members by regulations of the SEC, and are financially literate as defined in the listing standards of the NYSE. The Board has further determined that Mr. Baldocchi qualifies as an "Audit Committee Financial Expert" as defined in SEC regulations.

No member of the Audit Committee served on more than three audit or similar committees of publicly held companies, including Chipotle, in 2009. A report of the Audit Committee is found under the heading "Audit Committee Report" on page 18.

Compensation Committee

The Compensation Committee oversees our executive compensation policies and programs. In accordance with its charter, the committee determines the compensation of our Co-Chief Executive Officers based on an evaluation of their performance, and has also approved the compensation level of our other executive officers following an evaluation of their performance and recommendation by the Co-Chief Executive Officers. The manner in which the committee makes determinations as to the compensation of our executive officers is described in more detail below under "Executive Officers and Compensation—Compensation Discussion and Analysis—Overview of Executive Compensation Determinations."

The Compensation Committee charter also grants the committee the authority to: review and make recommendations to the Board with respect to the establishment of any new incentive compensation and equity-based plans; review and approve the terms of written employment agreements and post-service arrangements for executive officers; review our compensation programs generally to confirm that those plans provide reasonable benefits to us; recommend compensation to be paid to our outside directors; review disclosures to be filed with the SEC and distributed to our shareholders regarding executive compensation and recommend to the Board the filing of such disclosures; assist the Board with its functions relating to our compensation and benefits programs generally; and other administrative matters with regard to our compensation programs and policies. The committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the committee, except where such delegation is not allowed by legal or regulatory requirements.

The Compensation Committee has also been appointed by the Board to administer our Amended and Restated 2006 Stock Incentive Plan, and makes awards under the plan as described below under "Executive Officers and Compensation—Compensation Discussion and Analysis—Components of Compensation—Long-Term Incentives." The committee has in some years, including 2010, delegated its authority under the plan to our executive officers to make grants to non-executive officer level employees, within limitations specified by the committee in its delegation of authority.

The Compensation Committee retains outside executive compensation consulting firms to provide the committee with advice regarding compensation matters and to conduct an annual review of our executive compensation programs. For 2009 the committee worked with Compensation Strategies, Inc. on executive compensation matters. Compensation Strategies also occasionally works with our senior human resources staff to provide us with advice on the design of our company-wide compensation programs and policies and other matters relating to compensation, in addition to working with the committee on executive compensation matters. All of the fees paid to Compensation Strategies during 2009 were in connection with the firm's work on executive compensation matters on behalf of the committee. Compensation Strategies was retained pursuant to an engagement letter with the Compensation Committee, and the committee considers the firm to have sufficient independence from our company and executive officers to allow it to offer objective advice.

The Compensation Committee held five meetings in 2009 and acted by written consent four times. The members of the committee are Ms. Friedman (Chairperson) and Mr. Flynn. A report of the Compensation Committee is found under the heading "Executive Officers and Compensation—Compensation Discussion and Analysis—Compensation Committee Report" on page 30.

Compensation Committee Interlocks and Insider Participation

There are no relationships between the members of our Compensation Committee and our executive officers of the type contemplated in the SEC's rules requiring disclosure of "compensation committee interlocks." Neither member of the committee is our employee and neither of them has ever been an officer of our company.

The Board has determined that each of them qualifies as a "Non-Employee Director" under SEC Rule16b-3 and as an "Outside Director" under Section 162(m) of the Internal Revenue Code of 1986, as amended. Neither member of the committee nor any organization of which either member of the committee is an officer or director received any payments from us during 2009, other than the payments disclosed under "—Compensation of Directors" below. See "Certain Relationships and Related Party Transactions" for a description of agreements we have entered into with members of the committee.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee include recommending to the Board improvements in our corporate governance principles, periodically (at least annually) reviewing the adequacy of such principles, and recommending to the Board appropriate guidelines and criteria to determine the qualifications to serve and continue to serve as a director. The Nominating and Corporate Governance Committee identifies and reviews the qualifications of, and recommends to the Board, (i) individuals to be nominated by the Board for election to the Board by our shareholders at each annual meeting, (ii) individuals to be nominated and elected to fill any vacancy on the Board which occurs for any reason (including increasing the size of the Board) and (iii) appointments to committees of the Board.

The committee periodically reviews the size, composition and organization of the Board and its committees and recommends any policies, changes or other action it deems necessary or appropriate, including recommendations to the Board regarding retirement age, resignation or removal of a director, independence requirements, frequency of Board meetings and terms of directors. The committee also reviews the nomination by our shareholders of candidates for election to the Board if such nominations are within the time limits and meet other requirements established by our bylaws. The committee oversees the annual evaluation of the performance of the Board and its committees and reviews and makes recommendations regarding succession plans for positions held by executive officers.

The Nominating and Corporate Governance Committee held three meetings in 2009. The members of the committee are Mr. Flynn (Chairperson) and Ms. Friedman.

Director Compensation

Directors who are also employees of Chipotle do not receive compensation for their services as directors. Directors who are not employees of Chipotle receive an annual retainer of $100,000, of which $40,000 is paid in cash and $60,000 is paid in restricted stock units representing shares of common stock, based on the closing price of the stock on the grant date, which is the date of our annual shareholders meeting each year. Each director who is not an employee of Chipotle also receives a $2,000 cash payment for each meeting of the Board of Directors he or she attends and $1,500 for each meeting of a committee of the Board of Directors he or she attends ($750 in the case of telephonic attendance at an in-person committee meeting). Annual cash retainers are paid to the chairperson of each committee of the Board of Directors as follows: $20,000 for the Audit Committee Chairperson, $10,000 for the Compensation Committee Chairperson, $6,000 for the Nominating and Corporate Governance Committee Chairperson, and $3,000 for the chairperson of any other committee established by the Board of Directors unless otherwise specified by the Board. Directors are also reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meetings. We have also adopted a requirement that each non-employee director is expected to own Chipotle common stock with a market value of at least $100,000 within four years of the director's appointment or election to the Board. All directors met this requirement as of December 31, 2009. Unvested restricted stock units received as compensation for Board service count as shares owned for purposes of this requirement.

The compensation of each of our independent directors in 2009 is set forth below.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Albert S. Baldocchi	$80,000	$60,054	$140,054
John S. Charlesworth	$60,000	$60,054	$120,054
Neil W. Flanzraich	$51,500	$60,054	$111,554
Patrick J. Flynn	$66,000	$60,054	$126,054
Darlene J. Friedman	$70,000	$60,054	$130,054

(1) Reflects the grant date fair value under FASB Topic 718 of restricted stock units representing 797 shares of common stock, granted to each non-employee director on May 21, 2009. The restricted stock units were valued at $75.35 per share, the closing price of our Class A common stock on the grant date, and vest on the third anniversary of the grant date subject to the director's continued service as a director through that date. Vesting accelerates in the event of the retirement of a director who has served for a total of six years (including any breaks in service), or in the event the director leaves the Board following certain changes in control of Chipotle. Directors may elect in advance to defer receipt upon vesting of the shares underlying the restricted stock units. Each director held 1,484 unvested restricted stock units as of December 31, 2009.

CORPORATE GOVERNANCE

Our Board of Directors has adopted a number of policies to support our values and provide for good corporate governance, including our Corporate Governance Guidelines, which set forth our principles of corporate governance; our Board committee charters; the Chipotle Mexican Grill Code of Conduct, which applies to all Chipotle officers, directors and employees; and separate Codes of Ethics for our directors, our Co-Chief Executive Officers, our Chief Financial Officer and our principal accounting officer. The Corporate Governance Guidelines, Code of Conduct, and each of the Codes of Ethics are available on the Investors page of our corporate website at www.chipotle.com under the Corporate Governance link.

If we make any substantive amendment to, or grant a waiver from, a provision of the Code of Conduct or our Codes of Ethics that apply to our executive officers or our principal accounting officer, we will satisfy the applicable SEC disclosure requirement by promptly disclosing the nature of the amendment or waiver on the Investors page of our website at *www.chipotle.com* under the Corporate Governance link.

Chairman of the Board

Mr. Ells, our founder and Co-Chief Executive Officer, also serves as Chairman of the Board. The Chairman of the Board presides at all meetings of the Board and exercises and performs such other powers and duties as may be periodically assigned to him in that capacity by the Board or prescribed by our bylaws. We believe it is not only appropriate but important for Mr. Ells to serve as Chairman in addition to serving as Co-Chief Executive Officer. As the founder of our company, he has since our inception been the principal architect of our corporate strategy and vision, and continues to be a primary driving force to keep our company innovative and striving for constant improvement. The Board believes that its oversight responsibilities can be most effectively fulfilled if the Board is led by that same driving force, and also believes that it is appropriate for Mr. Ells to lead the Board due to his being the largest individual shareholder of our company.

Lead Director

Mr. Baldocchi has served as the Lead Director since December 2006. The Board believes that maintaining a Lead Director position held by an independent director ensures that our outside directors remain independent of management and provide objective oversight of our business and strategy. The Lead Director chairs Board meetings during any sessions conducted as executive sessions without employee members of management being present, and also consults with the Chairman, the Co-Chief Executive Officers and the Chief Financial Officer on business issues and with the Nominating and Corporate Governance Committee on Board management. Mr. Baldocchi's term as Lead Director was renewed in December 2009 by all of the independent directors, upon recommendation of the Nominating and Corporate Governance Committee.

How to Contact the Board of Directors

Any shareholder or other interested party may contact the Board of Directors, including the Lead Director or the non-employee directors as a group, or any individual director or directors, by writing to the intended recipient(s) in care of Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attention: Corporate Secretary. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Our corporate Secretary or general counsel will review and sort communications before forwarding them to the addressee(s), although communications that do not, in the opinion of the Secretary or our general counsel, deal with the functions of the Board or a committee or do not otherwise warrant the attention of the addressees may not be forwarded.

Executive Sessions

Non-management directors met in executive session without management at the end of each regularly-scheduled Board meeting during 2009. Mr. Baldocchi, as Lead Director, chaired the non-employee executive sessions of the Board held during 2009. The Board expects to conduct an executive session limited to non-employee Board members at each regularly-scheduled Board meeting during 2010, and independent directors may schedule additional sessions in their discretion.

At regularly-scheduled meetings of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, executive sessions are generally held at the end of each meeting, with only the committee members or the committee members and their advisors present, to discuss any topics the committee members deem necessary or appropriate.

Director Nomination Process

The Nominating and Corporate Governance Committee is responsible for establishing criteria for nominees to serve on our Board, screening candidates, and recommending for approval by the full Board candidates for vacant Board positions and for election at each annual meeting of shareholders. The committee's policies and procedures for consideration of Board candidates are described below. Mssrs. Baldocchi and Flanzraich and Ms. Friedman, the nominees for election as directors at this year's annual meeting, were recommended to the Board as nominees by the Nominating and Corporate Governance Committee.

The committee considers candidates suggested by its members, other directors, senior management and shareholders. The committee is authorized under its charter to retain, at our expense, search firms, consultants, and any other advisors it may deem appropriate to identify and screen potential candidates. The committee may also retain a search firm to evaluate and perform background reviews on director candidates, including those recommended by shareholders. Any advisors retained by the committee will report directly to the committee.

Candidate Qualifications and Considerations

The committee seeks to identify candidates of high integrity who have a strong record of accomplishment and who display the independence of mind and strength of character necessary to make an effective contribution to the Board and to represent the interests of all shareholders. Candidates are selected for their ability to exercise good judgment and to provide practical insights and diverse perspectives. In addition to considering the Board's and Chipotle's needs at the time a particular candidate is being considered, the committee considers candidates in light of the entirety of their credentials, including:

- Their integrity and business ethics;
- Their strength of character and judgment;

- Their ability and willingness to devote sufficient time to Board duties;
- Their potential contribution to the diversity and culture of the Board;
- Their educational background;
- Their business and professional achievements and experience and industry background, particularly in light of our principal business and strategies;
- Their independence from management, including under requirements of applicable law and listing standards; and
- Relevant provisions of our Corporate Governance Guidelines.

Consideration of Shareholder-Recommended Candidates and Procedure for Shareholder Nominations

Shareholders wishing to recommend candidates for consideration by the committee must submit to our corporate Secretary the following information: a recommendation identifying the candidate, including the candidate's contact information; a detailed resume of the candidate and an autobiographical statement explaining the candidate's interest in serving on our Board; and a statement of whether the candidate meets applicable law and listing requirements pertaining to director independence. Candidates recommended by shareholders for consideration will be evaluated in the same manner as any other candidates, as described below under "Candidate Evaluation Process," and in view of the qualifications and factors identified above under "Candidate Qualifications and Considerations."

Under our Bylaws, shareholders may also nominate candidates for election as a director at our annual meeting. To do so, a shareholder must comply with the provisions of our Bylaws regarding shareholder nomination of directors, including compliance with the deadlines described under "Other Business and Miscellaneous—Shareholder Proposals and Nominations for 2011 Annual Meeting—Bylaw Requirements for Shareholder Submission of Nominations and Proposals" on page 44.

Candidate Evaluation Process

The committee initially evaluates candidates in view of the qualifications and factors identified above under "Candidate Qualifications and Considerations," and in doing so may consult with the Chairman, the Lead Director, other directors, senior management or outside advisors regarding a particular candidate. The committee also takes into account the results of recent Board and Board committee self-evaluations and the current size and composition of the Board, including expected retirements and anticipated vacancies. In the course of this evaluation, some candidates may be eliminated from further consideration because of conflicts of interest, unavailability to attend Board or committee meetings or other reasons. Following the initial evaluation, if one or more candidates were deemed worthy of further consideration, the committee would arrange for interviews of the candidates. To the extent feasible, candidates would be interviewed by the Chairman, the Co-Chief Executive Officers and a majority of committee members, and potentially other directors as well. The results of these interviews would be considered by the committee in its decision to recommend a candidate to the Board. Those candidates approved by the Board as nominees are named in the proxy statement for election by the shareholders at the annual meeting (or, if between annual meetings, one or more nominees may be elected by the Board itself if needed to fill vacancies, including vacancies resulting from an increase in the number of directors).

Policies and Procedures for Review and Approval of Transactions with Related Persons

We recognize that transactions in which our executive officers, directors or principal shareholders, or family members or other associates of our executive officers or directors or principal shareholders, have an interest may raise questions as to whether those transactions are consistent with the best interests of Chipotle and our shareholders. Accordingly, our Board has adopted written policies and procedures requiring the Audit Committee to approve in advance, with limited exceptions, any transactions in which any person or entity in the categories named above has any material interest, whether direct or indirect, unless the value of all such transactions in which a related party has an interest during a year total less than $10,000. We refer to such transactions as "related person transactions." Current related person transactions to which we are a party are described on page 43.

A related person transaction will only be approved by the Audit Committee if the committee determines that the related person transaction is beneficial to us and the terms of the related person transaction are fair to us. No member of the Audit Committee may participate in the review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

Role of the Board of Directors in Risk Oversight

The Board of Directors exercises an oversight role with respect to risk issues facing our company, principally through considering risks associated with our company strategy as part of its oversight of our overall strategic direction, as well as delegation to the Audit Committee of the responsibility for evaluating enterprise risk issues. Under the terms of its charter, the Audit Committee discusses with management, our internal auditors and our independent auditors our major risk exposures, whether financial, operating or otherwise, as well as the adequacy and effectiveness of steps management has taken to monitor and control such exposures (including, for instance, our internal control over financial reporting). The Audit Committee's oversight of risk management includes its review each year of an annual risk assessment conducted by our internal audit department, which functionally reports to the Audit Committee. The Audit Committee also recommends from time to time that key identified risk areas be considered by the full Board, and individual Board members also periodically ask the full Board to consider an area of risk. In those cases the Board considers the identified risk areas at its regularly-scheduled meetings, including receiving reports from and conducting discussions with the appropriate management personnel.

PROPOSAL B

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has engaged Ernst & Young LLP as independent auditors to audit our consolidated financial statements for the year ending December 31, 2010 and to perform other permissible, pre-approved services. The committee has adopted a policy which sets out procedures that the committee must follow when retaining the independent auditor to perform audit, review and attest engagements and any engagements for permitted non-audit services. This policy is summarized below under "Policy for Pre-Approval of Audit and Permitted Non-Audit Services" and will be reviewed by the Audit Committee periodically, but no less frequently than annually, for purposes of assuring continuing compliance with applicable law. All fees paid to Ernst & Young LLP for the years ended December 31, 2009 and 2008 were pre-approved by the Audit Committee in accordance with this policy.

Ernst & Young LLP has served as our independent auditors since 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

INDEPENDENT AUDITORS' FEE

The aggregate fees and related reimbursable expenses for professional services provided by Ernst & Young LLP for the years ended December 31, 2009 and 2008 were:

Fees for Services	2009	2008
Audit Fees (1)	$490,763	$517,165
Audit-Related Fees (2)	1,995	2,000
Tax Fees (3)	75,000	—
All Other Fees	—	—
Total Fees	$567,758	$519,165

(1) Includes fees and expenses related to the fiscal year audit and interim reviews, notwithstanding when the fees and expenses were billed or when the services were rendered. Audit fees also include fees and expenses related to SEC filings, comfort letters, consents, comment letters and accounting consultations.

(2) Includes fees for a subscription to an Ernst & Young online service used for accounting research purposes.

(3) Includes fees paid for a meals and entertainment tax study.

The Board of Directors unanimously recommends a vote FOR the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010.

AUDIT COMMITTEE REPORT

With regard to the fiscal year ended December 31, 2009, the Audit Committee (i) reviewed and discussed with management our audited consolidated financial statements as of December 31, 2009 and for the year then ended; (ii) discussed with Ernst & Young LLP, the independent auditors, the matters required by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T; (iii) received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee regarding independence; and (iv) discussed with Ernst & Young LLP their independence.

Based on the review and discussions described above, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

The Audit Committee:

Albert S. Baldocchi, Chairperson
Neil W. Flanzraich
John S. Charlesworth

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Board of Directors has adopted a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to Chipotle by its independent auditors. This policy provides that the Audit Committee must pre-approve all audit, review and attest engagements and may do so on a case-by-case basis or on a class basis if the relevant services are predictable and recurring. Any internal control-related service may not be approved on a class basis, but must be individually pre-approved by the committee. The policy prohibits the provision of any services that the auditor is prohibited from providing under applicable law or the standards of the PCAOB.

Pre-approvals on a class basis for specified predictable and recurring services are granted annually at or about the start of each fiscal year. In considering all pre-approvals, the committee may take into account whether the level of non-audit services, even if permissible under applicable law, is appropriate in light of the independence of the auditor. The committee reviews the scope of services to be provided within each class of services and imposes fee limitations and budgetary guidelines in appropriate cases.

The committee may pre-approve a class of services for the entire fiscal year. Pre-approval on an individual service basis may be given or effective only up to six months prior to commencement of the services.

The committee periodically reviews a schedule of fees paid and payable to the independent auditor by type of covered service being performed or expected to be provided. Our Chief Financial Officer is also required to report to the committee any non-compliance with this policy of which he becomes aware. The committee may delegate pre-approval authority for individual services or a class of services to any one of its members, provided that delegation is not allowed in the case of a class of services where the aggregate estimated fees for all future and current periods would exceed $500,000. Any class of services projected to exceed this limit or individual service that would cause the limit to be exceeded must be pre-approved by the full committee. The individual member of the committee to whom pre-approval authorization is delegated reports the grant of any pre-approval by the individual member at the next scheduled meeting of the committee.

EXECUTIVE OFFICERS AND COMPENSATION

EXECUTIVE OFFICERS

In addition to Steve Ells, our Chairman of the Board and Co-Chief Executive Officer, and Monty Moran, our Co-Chief Executive Officer, each of whose biographies are included under the heading "Information Regarding the Board of Directors," our executive officers are as follows:

John R. (Jack) Hartung, 52, is Chief Financial Officer and has served in this role since 2002. In addition to having responsibility for all of our financial and reporting functions, Mr. Hartung also oversees IT, training, and safety, security and risk. Mr. Hartung joined Chipotle after spending 18 years at McDonald's where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group. Mr. Hartung has a Bachelor of Science degree in accounting and economics as well as an MBA from Illinois State University.

Robert (Bob) N. Blessing Jr., 66, was appointed Chief Development Officer as of February 1, 2010. Mr. Blessing came to Chipotle in 1999 as a regional director, and opened our first restaurant in the Northeast region. His role expanded thereafter to include responsibility for additional markets, and from 2005 to 2008 he led our entire Northeast and Central regions. From May 2008 though February 1, 2010, he served as our Restaurant Support Officer, providing field support for our marketing and purchasing as well as overseeing our five regional directors and our purchasing function. Before coming to Chipotle, he served in executive leadership roles at a number of food service and restaurant companies, including Vie de France Retail and Restaurant Bakery, Franchise Management Corporation (an Arby's franchisee), and Thompson Hospitality (a contract food service company). Mr. Blessing has Bachelors and Masters degrees in business administration/economics from the University of Cincinnati.

Mark Crumpacker, 47, was appointed Chief Marketing Officer in January 2009. From December 2002 until December 2008 Mr. Crumpacker was Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, and prior to that served as creative director and in other leadership roles for a variety of design and media companies. Mr. Crumpacker attended the University of Colorado and received his B.F.A. from the Art College of Design in Pasadena, California.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the objectives and principles underlying our executive compensation programs, outlines the material elements of the compensation of our executive officers and explains the manner in which the Compensation Committee determines the actual compensation of our executive officers. In addition, this Compensation Discussion and Analysis is intended to put into perspective the tables and related narratives which follow it regarding the compensation of our executive officers.

Compensation Philosophy and Objectives

Our philosophy with regard to the compensation of our employees, including our executive officers, is to reinforce the importance of performance and accountability at the corporate, regional and individual levels. We strive to provide our employees with meaningful rewards while maintaining alignment with shareholder interests, corporate values, and important management initiatives. In setting and overseeing the compensation of our executive officers, the Compensation Committee believes our compensation philosophy to be best effectuated by designing compensation programs and policies to achieve the following specific objectives:

- Attracting, motivating, and retaining highly capable executives who are vital to our short- and long-term success, profitability, and growth;
- Aligning the interests of our executives and shareholders by rewarding executives for the achievement of strategic and other goals that we believe will enhance shareholder value; and
- Differentiating executive rewards based on actual performance.

The committee believes that these objectives are most effectively advanced when a significant portion of each executive officer's overall compensation is in the form of at-risk elements such as incentive bonuses and long-term incentive-based compensation, which should be structured to closely align compensation with actual performance and shareholder interests.

The committee's philosophy in structuring executive compensation rewards is that performance should be measured by comparing our company performance to market-wide performance in our industry, as well was comparing executive performance to internal goals set by management and our Board of Directors. See "—Overview of Executive Compensation Determinations—Market Data" below.

Overview of Executive Compensation Determinations

In setting compensation for our executive officers, the committee reviews tally sheet information reflecting the cash and equity-based compensation paid to each executive officer in each year since the officer started work with us (or since 1998 in the case of Mr. Ells, our Chairman and Co-Chief Executive Officer), as well as the accumulated value of all cash and equity-based compensation awarded to each executive officer. The committee also conducts discussions with our Co-Chief Executive Officers regarding the performance of our other executive officers, and meets in executive sessions to discuss the performance of the Co-Chief Executive Officers. Those discussions, together with the committee's review of each executive officer's historical compensation and accumulated long-term incentive pay, allow the committee to make compensation decisions in light of each executive officer's achievement and other circumstances.

The committee does not "benchmark" the compensation of any of our executive officers in the traditional sense. Rather, to supplement its review of each executive officer's historical compensation and performance, the committee also refers to market data on executive compensation. From this data, the committee determines what it believes to be competitive market practice and approves individual compensation levels by reference to its assessment of market compensation, together with historical compensation levels, individual performance and other subjective factors.

The committee's outside compensation consultant, Compensation Strategies, also provides input on compensation decisions, including providing comparisons to market levels of compensation as described below under "—Market Data."

Market Data

The committee believes the investment community generally assesses our company performance by reference to other companies in the restaurant industry, and our management team and Board also reference such peer company performance in analyzing and evaluating our business. Accordingly, calibrating compensation by reference to our relative performance against, and levels of executive compensation at, companies in the restaurant industry allows for the most meaningful comparisons of our actual performance against our peers and of our executive compensation programs and practices against competitive market practice. The committee further believes that this ensures that compensation packages for our executive officers are structured in a manner rewarding superior operating performance and the creation of shareholder value.

The restaurant peer group used for these purposes is comprised of all publicly-traded companies in the Global Industry Classification Standard, or GICS, restaurant industry with annual revenues greater than $600 million, excluding McDonald's Corporation due to its substantially greater size than us and Wendy's/Arby's Group, Inc. due to the unavailability of compensation data for the combined company for 2008 following its creation as a result of a merger. At the time the committee made its initial executive compensation decisions for 2009 the companies included in the peer group were as follows: Bob Evans Farms, Inc., Brinker International, Inc., Burger King Holdings Inc., Carrolls Restaurant Group, Inc., CBRL Group, Inc., CEC Entertainment, Inc., Centerplate Inc., The Cheesecake Factory Incorporated, CKE Restaurants, Inc., Darden Restaurants, Inc.,

Denny's Corp., Domino's Pizza Inc., Jack In The Box Inc., Landry's Restaurants, Inc., O'Charley's Inc., P.F. Chang's China Bistro, Inc., Panera Bread Company, Papa Johns International Inc., Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc., Sonic Corp., Starbucks Corporation, Steak N Shake Co., Texas Roadhouse Inc., Tim Horton's Inc., and YUM Brands Inc. The committee reviews the composition of the restaurant industry peer group periodically and will make adjustments to the peer group in response to changes in the size or business operations of companies in the peer group, other companies in the GICS restaurant industry, and us.

Data drawn from the restaurant peer group is adjusted by using regression analysis to eliminate variations in compensation level attributable to differences in size of the component companies. Compensation Strategies, the committee's independent executive compensation consultant, performs this analysis.

Components of Compensation

The committee believes that by including in each executive officer's compensation package incentive-based cash bonuses tied to individual performance and our financial and operating performance, as well as equity-based compensation where the reward to the executive is based on the value of our common stock, it can reward achievement of our corporate goals and the creation of shareholder value. Accordingly, the elements of our executive compensation are base salary, annual incentives, long-term incentives, and certain benefits and perquisites. The committee seeks to allocate compensation among these various components for each executive officer to emphasize pay-at-risk elements, consistent with market practice, in order to promote our pay-for-performance philosophy.

Base Salaries

We pay a base salary to compensate our executive officers for services rendered during the year. We do not have written employment agreements with any of our executive officers providing for any particular level of base salary. Rather, the committee reviews the base salary of each executive officer at least annually and adjusts salary levels as the committee deems necessary or appropriate, based on the recommendations of our Co-Chief Executive Officers for each of the other officers. Base salaries are typically adjusted during the first quarter of each year. Base salaries are administered in a range around the 50th percentile of the market, while also taking into account an individual's performance, experience, development and potential, and internal equity issues. The committee anticipates that this range could extend from the 25th percentile and below for executive officers newer to their role, in a developmental period, or not meeting expectations, to the 90th percentile or higher for truly exceptional world class performers in critical roles who consistently exceed expectations.

The base salaries set for the executive officers for 2009 are discussed below under "—Discussion of Executive Officer Compensation Decisions—Base Salaries."

Annual Incentives

We have designed, and the Compensation Committee oversees, an annual performance-based cash bonus program for all of our full-time regional and corporate employees, including our executive officers. We call this program our "Annual Incentive Plan," or "AIP." Bonuses under the AIP are based on the achievement of pre-established performance measures that the committee determines to be important to the success of our operations and financial performance, and therefore to the creation of shareholder value.

Early in each year, we set a target AIP bonus for each eligible employee, including approval by the committee of targets for each executive officer. Consistent with our overall compensation policies and philosophy, target AIP bonuses as a percent of each executive officer's base salary are set in a range around the 50th percentile of the market. Individual targeted amounts can also be increased or decreased based on individual considerations such as level of responsibility, experience and internal equity issues.

Following completion of our year-end financial statements and each executive officer's annual performance evaluation, actual bonuses are determined by applying to each executive officer's target bonus a formula that increases or decreases the payout amount based on performance against the AIP measures approved by the committee.

The committee may in some years also approve discretionary bonuses to reward particularly strong individual achievement or overall performance. In some years this is accomplished via a discretionary adjustment to the AIP terms at the time final payouts are determined, and in some years discretionary bonuses are determined outside the parameters of the AIP.

See "—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2009 AIP Payouts & Discretionary Bonuses" below for a discussion of AIP and other bonuses for 2009.

Long-Term Incentives

We use long-term incentives as determined by the committee to be appropriate to motivate and reward our executive officers for superior levels of performance, to align the interests of the executive officers with those of the shareholders through the delivery of equity, and to add a retention element to the executive officers' compensation. Eligibility for long-term incentives is generally limited to individuals who can have a substantial impact on our long-term success, as well as high potential individuals who may be moving into roles that may have a substantial impact.

Long-term incentive awards are made under our Amended and Restated 2006 Stock Incentive Plan, under which we are authorized to issue stock options, restricted stock or other equity-based awards denominated in shares of our common stock. The plan is administered by the Compensation Committee, and the committee makes grants directly to our executive officers, and is authorized to delegate the authority to make awards to employees other than the executive officers. The committee also sets the standard terms for awards under the plan each year.

The long-term incentive awards made in 2009 are described below under "—Discussion of Executive Officer Compensation Decisions—Stock Appreciation Rights Granted during 2009."

The majority of our long-term incentive awards are made in the form of stock-only stock appreciation rights, or "SOSARs," or stock option grants. We believe SOSARs and options align the economic interests of our employees, including our executive officers, with those of our shareholders, and closely tie rewards to corporate performance because these awards do not offer value unless our stock price increases. We also believe that the terms the committee has set for our SOSARs and stock options strike an appropriate balance between rewarding our employees for building shareholder value and limiting the dilutive effect to our shareholders of our equity compensation programs. The committee's decision in February 2008 to make awards of SOSARs rather than options was intended to further limit dilution to our existing shareholders. SOSARs require the issuance of fewer shares in respect of each award than do stock options, because only the shares representing the appreciation over the base price of the SOSAR are issued upon exercise, whereas upon the exercise of a stock option all of the shares subject to the option are issued. All options and SOSARs granted subsequent to our initial public offering, and all options and SOSARs we grant in the future, have or will have an exercise or base price equal to no less than the closing market price of our common stock on the date of the grant.

Also in February 2008, in order to include a longer-term performance element to the executive officers' compensation packages, the committee determined to award a portion of each executive officer's long-term incentive award in the form of performance shares with a targeted three-year performance term. The committee also authorized the cancellation of time-based restricted stock awards granted to the executive officers in 2007, and the replacement of those awards with performance-contingent restricted stock awards in order to comply with Section 162(m) of the tax code and related rules relating to deductibility of the compensation expense attributable to these awards. The performance shares granted in 2008 remain unvested and outstanding, and the performance-contingent restricted stock awards have now vested in full. See "Grants of Plan-Based Awards in 2009—Terms of 2009 Equity-Based Awards" and "Outstanding Equity Awards at December 31, 2009" below.

The committee's policy is to make SOSAR grants only on an annual basis, within five business days following our public release of financial results for the previous year. We plan not to grant SOSARs outside of this annual award cycle, absent exceptional circumstances (including in the case of certain key hires). Future performance share awards will be made in conjunction with the vesting or expiration of the previous award. The committee may in exceptional circumstances determine to make additional equity awards at other times during the year.

Benefits and Perquisites

We provide our executive officers with access to the same benefits we provide all of our full-time employees. We also provide our officers with perquisites and other personal benefits that we believe are reasonable and consistent with our compensation objectives, and with additional benefit programs that are not available to all employees throughout our company.

Perquisites are generally provided to help us attract and retain top performing employees for key positions, and in some cases perquisites are designed to facilitate our executive officers bringing maximum focus to what we believe to be demanding job duties. In addition to the perquisites identified in notes to the Summary Compensation Table below, we have occasionally allowed executive officers to be accompanied by a guest when traveling for business on an airplane chartered by us. Executive officers have also used airplanes that are available to us through our charter relationship for personal trips; in those cases the executive officer has fully reimbursed us for the cost of personal use of the airplane. Our executive officers are also provided with personal administrative services by company employees from time to time, including scheduling of personal appointments and performing personal errands. We believe that the perquisites we provide our executive officers are currently consistent with market practices, and are reasonable and consistent with our compensation objectives.

We have also established a non-qualified deferred compensation plan for our senior employees, including our executive officers. The plan allows participants to defer the obligation to pay taxes on certain elements of their compensation while also potentially receiving earnings on deferred amounts. We believe this plan is an important retention and recruitment tool because it helps facilitate retirement savings and financial flexibility for our key employees, and because many of the companies with which we compete for executive talent provide a similar plan to their key employees.

Discussion of Executive Officer Compensation Decisions

Assessment of Company Performance

The committee generally sets the base salaries of, and makes long-term incentive awards to, the executive officers in February of each year. In making these decisions, the committee references our company performance primarily by comparing our sales growth, net income growth and total shareholder return over the preceding three-year period to the same measures for the restaurant peer group described above. In February 2009, the committee referred to these performance measures for the preceding three years, weighting 2008 performance at 50 percent, 2007 performance at one-third and 2006 performance at one-sixth. On that basis, the committee determined that our sales growth was at the 99th percentile of the peer group, our growth in net income was at the 84th percentile, and total return to our shareholders was at the 55th percentile. This assessment of company performance is only one factor used by the committee in making compensation decisions, as described in more detail below, but does play a significant role in the committee's decision-making, consistent with our pay-for-performance philosophy. Because of our strong performance in 2008 and prior years relative to market-wide performance in our industry, the committee generally set compensation levels for our executive officers for 2009 in the upper end of the ranges that the committee believed to be appropriate for each executive officer.

Base Salaries

To set base salary levels for 2009 for our executive officers other than Mr. Crumpacker, the committee compared each executive officer's base salary level and total cash compensation for 2008 to compensation for similar executive officer roles across the restaurant peer group. The committee also considered the contribution level of each officer and each officer's effectiveness in his role. As a result of our strong performance in 2008 and prior years as compared to the restaurant peer group as described above under "—Assessment of Company Performance," and additionally based on the committee's subjective determinations as to each officer's individual performance and contribution to our significant growth, the committee decided to increase each executive's base salary. The committee set Mr. Ells's 2009 base salary at $1,100,000, Mr. Moran's at $850,000, Mr. Hartung's at $470,000, Mr. Blessing's at $325,000, and Mr. Jones's at $300,000. The difference in the base salaries of Mr. Moran and Mr. Ells is attributable to Mr. Moran serving in the office of Co-Chief Executive Officer only since the beginning of 2009, whereas Mr. Ells has served as Chief Executive Officer since our inception. The differences in salary between the Co-Chief Executive Officers and the other executive officers are attributable to the Committee's belief in the tremendous importance of strong leadership at the chief executive officer level as well as to the level of impact of the contributions made by the Co-Chief Executive Officers to our success.

The committee approved a base salary of $300,000 for Mr. Crumpacker when he joined us as Chief Marketing Officer in January 2009, based on the recommendations of the Co-Chief Executive Officers and the committee's review of market levels of compensation for this role. In addition, in order to persuade Mr. Crumpacker to leave a successful firm of which he was co-founder and co-owner to join us in a new role, the committee also approved our payment to Mr. Crumpacker of a cash hiring bonus of $250,000.

The committee met in February 2010 to set base salaries for 2010 for our Co-Chief Executive Officers and to approve base salaries for 2010 for each other executive officer after considering the recommendations of the Co-Chief Executive Officers. Following review of the recommendations of the Co-Chief Executive Officers and their subjective evaluations of each officer's performance during 2009, each executive officer's historical compensation and potential future contributions, ranges of market compensation for each officer, and discussions with Compensation Strategies, the committee approved base salaries for 2010 of $520,000 for Mr. Hartung, $350,000 for Mr. Blessing, and $312,000 for Mr. Crumpacker. The committee also performed its own evaluation of the Co-Chief Executive Officers' performance during 2009, and based on those evaluations and the other considerations set forth above set base salaries for 2010 of $1,200,000 for Mr. Ells and $1,000,000 for Mr. Moran. In connection with Mr. Jones's transition to Executive Director—International, the committee no longer makes compensation determinations for Mr. Jones.

Annual Incentives—AIP Structure

The formula to determine payouts under the AIP consists of a company performance factor, a team performance factor, and an individual performance factor, each stated as a percentage by which an executive officer's target payout amount will be adjusted to determine actual cash bonuses. In most years, each of the company, team and individual performance factors could be adjusted downward to zero based on company, team or individual performance, which could result in no AIP bonuses being paid or an individual's AIP bonus being significantly reduced. This ensures that AIP bonuses are not paid if our performance falls far short of our expectations, and avoids unduly rewarding employees not contributing to our success.

We include the company performance factor in the calculation to reward participating employees when our company performs well, which we believe focuses employees on improving corporate performance and aligns the interests of our employees with those of our shareholders. We include the team performance factor to promote teamwork and to provide rewards based on the areas of the company in which a participant can make the most impact. We include the individual performance factor to emphasize individual performance and accountability. Each of these components can reduce award levels when we, one of our "team" units, or an employee participating in the AIP don't perform well, which further promotes accountability. We believe that as a whole, this structure results in the AIP rewarding our top performers, consistent with our goal of building shareholder value.

To determine the company and team performance factors for each year, during the first quarter of the year the committee approves targeted performance levels for a number of financial or operating measures (on a company-wide basis for the company performance factor and for each of our operating regions for the team performance factor), and key initiatives for improving our company during the year. The AIP formulas are structured so that achievement of the targeted financial and operating measures and achievement (as determined by the committee) of the key initiatives would result in company and team performance factors that would result in payout at the targeted bonus levels. Achievement above or below the targeted financial and operating measures, and over- or under-achievement of the key initiatives as subjectively determined by the committee, results in company and team performance factors that increase or decrease actual bonuses as compared to target, on a scale for each measure approved by the committee at the beginning of the year. The company and team performance factors to determine payouts are calculated after the conclusion of the year by referencing actual company and regional performance on each of the relevant financial and operating measures, and on the key initiatives, to the scales approved by the committee, with any adjustments that the committee deems to be appropriate to account for unforeseen factors during the year. The team performance factor for most corporate-level employees, including the executive officers other than the Chief Development Officer, is the average of the regional team performance factors, subject to adjustment based on other variables considered by the committee relating to our corporate employees. The team performance factor for our Chief Development Officer is based on company-wide measures established specifically for the development department.

The individual performance factor is a function of the individual employee's performance rating for the year. The precise individual performance factor is set following completion of the employee's performance review, within a range of percentages associated with the employee's performance rating. The committee evaluates the performance of the Co-Chief Executive Officers to determine each of their individual performance factors, and approves individual performance factors for each other executive officer after considering recommendations from the Co-Chief Executive Officers, in each case based on a subjective review of each officer's performance for the year.

The committee also sets maximums each year for the company, team and individual performance factors, except that no maximum is set for the team performance factor for development employees. The committee may, in its discretion, authorize a deviation from the parameters set for any particular performance factor in order to account for exceptional circumstances and ensure that AIP bonuses further the objectives of our compensation programs. The committee exercised this discretion to authorize deviations from the terms of the AIP for 2008 and 2007 as described in footnote 1 to the Summary Compensation Table below.

Annual Incentives—2009 AIP Payouts & Discretionary Bonuses

The committee set the target annual AIP payouts during the first quarter of 2009, based in part by reference to the historical compensation of each executive officer, each officer's performance during the year, and median target bonuses for comparable positions within the restaurant industry peer group. The AIP parameters were set to generally allow for maximum payouts equal to 204 percent of the target award, which the committee believes is adequate to reward achievement of outstanding results and motivate our employees to drive superior performance. The AIP parameters for development employees (including Mr. Jones), which place a greater weight on team performance and allow for a higher team performance factor in recognition of the coordinated group effort needed to effectively drive strong new restaurant openings, were set to allow a maximum payout to Mr. Jones of 313 percent of his target award.

For 2009, as with past years, the four measures the committee selected to be used in determining the company and team performance factors were income from operations (prior to accrual for AIP payouts), new restaurant average daily sales, comparable restaurant sales increases, and new restaurant weeks of operation. Targeted performance for each measure (which would result in no adjustment to the company performance factor) was set at $144.9 million for operating income, $3,889 for new restaurant average daily sales, comparable restaurant sales increases of 2.0 percent, and 2,744 new weeks of operation. Consistent with our pay-for-performance philosophy these targets represented stretch goals, the achievement of which would have generally resulted in our financial results exceeding the base-level forecast results in our 2009 operating plan and equaling or exceeding the full-year 2009 guidance we publicly issued to investors. Performance on operating income was weighted most heavily in the computation of the company performance factor, because we believe profitability is the most important measure of our success and driver of shareholder value.

In order to provide a strong incentive towards superior performance, the adjustment scales for the company performance factor were set such that overachievement against each goal would have resulted in upward adjustments at twice the rate at which similar levels of underachievement would have resulted in downward adjustments.

The targeted performance and adjustments for each of these measures on a regional level, other than new restaurant weeks of operation, were used to calculate the team performance factor for corporate-level employees as well, except that the team performance factor for development employees, including Mr. Jones, was based on four company-wide measures specific to the development department. The regional performance targets and variance adjustments were set at the regional level consistent with the scales reflected above for the company performance factor. We do not disclose operating results on a region-by-region basis. The measures used for the development department's team performance factor were new restaurant average daily sales and new weeks of operation (at the same target levels described above), as well as new restaurant development costs, which were targeted at $880,000, and a measure of the number of potential restaurant sites added to our pipeline. Disclosure of the targeted number of restaurant sites added to our pipeline would subject us to competitive harm. The performance target for this measure represents an expansion of our real estate pipeline to a level that would enable us to open restaurants at a higher rate than, and at a rate that we believe would allow our profit growth to exceed the profit growth of, our competitors. It would also represent an ability to capitalize on a relatively high percentage of the suitable restaurant sites that we believe become available in a given year. As such, we believe this target represented a challenge to our development team members, including Mr. Jones, and although achievable, we believe meeting this target was substantially uncertain at the time it was set.

The key initiatives targeted for 2009 were developing great managers, developing outstanding crew, increasing effectiveness of field support staff, improving restaurant throughput, treasuring every customer, and improving restaurant efficiencies. The committee's discretionary determination of our level of achievement against these initiatives would result in specified adjustments to the company performance factor, though the impact of adjustments attributable to the key initiatives is designed to be less than the other metrics impacting the company performance factor.

As a result of our strong performance during 2009, we greatly exceeded the targeted operating income performance level, and were above target for each other AIP measure except new restaurant average daily sales, which were slightly below target. As a result, 2009 AIP bonuses throughout the company were based on a company performance factor at the capped level of 150 percent.

With regard to the team performance factor, the strong regional performance that led to our overachieving our goals at the company level also led to a team performance factor at the maximum level of 150 percent for corporate employees (including each executive officer other than Mr. Jones), and 146 for development employees (including Mr. Jones). The development team performance factor was slightly below the cap due to the adverse impact of the economic environment on development activity.

The committee determined the individual performance factor for each executive officer in view of the strong performance we achieved versus our goals and relative to our peers during 2009, and taking into account our continued restaurant growth and extraordinary growth in profitability in the midst of a difficult operating environment for restaurant companies. Using its subjective assessment of each executive's performance and overall contributions to our results and to positioning us for continued success, the committee arrived at individual performance factors that were used to calculate the final AIP payouts.

To determine the final amount of 2009 AIP bonus payouts, each executive officer's (and each other AIP participant's) targeted bonus amount was multiplied by the 150 percent company performance factor to arrive at an adjusted targeted award amount. The adjusted targeted award amount was then adjusted based on the applicable team performance factor, which was weighted at 30 percent, and the applicable individual performance factor, which was weighted at 70 percent, except for Mr. Jones, for whom as with all of our development employees the team factor was weighted at 60 percent and the individual factor was weighted at 40 percent. As a result of these calculations, total 2009 AIP bonus payouts to the executive officers were approximately 188 to 204 percent of targeted bonuses. The actual bonuses paid to the executive officers under the AIP are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table below.

In addition to setting and approving AIP payouts as described above, the committee also determined in February 2010 that it would be appropriate to reward our top executives for our outstanding performance during 2009 with special discretionary bonuses in addition to the AIP payouts. The committee made subjective determinations as to the amount of additional bonus that would be appropriate in light of the contributions of our Co-Chief Executive Officers and Chief Financial Officer, and approved payment of the bonuses reflected in the "Bonus" column of the table titled "Summary Compensation Table" below.

Annual Incentives—2010 AIP Structure

At its meeting on February 16, 2010, the committee approved the parameters of the AIP for 2010, with the structure of the 2010 AIP remaining substantially the same as described above. The operating and financial performance targets and key initiatives to be used to determine the company and team performance factors for 2010 were set at or above the levels included in the internal projections we relied on in issuing publicly-stated guidance regarding our company performance expectations for 2010.

In addition, the committee reconfirmed the target AIP bonus for 2010 at 100 percent of base salary for Mr. Ells and Mr. Moran, 75 percent of base salary for Mr. Hartung, and 50 percent of base salary for Mr. Blessing and Mr. Crumpacker.

Long-Term Incentives—SOSAR and Performance Share Grants and Performance-Contingent Restricted Stock Vesting during 2009

On February 16, 2009, the committee approved annual equity award grants to employees throughout our company, including grants of SOSARs to the executive officers. The base price of the SOSARs is $53.36, the closing price of our Class A common stock on the date the committee approved the grants. The SOSARs are subject to equal vesting on the second and third anniversaries of the grant date. The committee determined to apply this vesting schedule to the SOSARs granted in 2009, rather than the three-year cliff vesting schedule employed for option and SOSAR awards in prior years, in order to increase the perceived value of the awards at the time of grant and to make the SOSAR terms more consistent with market practice. The committee believes that many companies provide for partial vesting of equity awards beginning as soon as one year following the grant date of the award, and that employees may be better motivated by an award with at least partial vesting occurring sooner than three years following the award date.

The committee based the number of SOSARs awarded to each executive officer on our outperformance of substantially all of the companies in the restaurant industry peer group on the basis of sales growth, our extremely strong performance as compared to the peer group with respect to net income growth, and our above-average performance with respect to total shareholder return over the measurement period (as described above under—"Assessment of Company Performance"), as well as on the committee's review of each executive officer's performance. The number of SOSARs granted to each executive officer was based on the economic value of the awards, with the precise award levels varying to take into account the committee's review of each executive officer's performance for the prior year, the individual's position, and the survey data on competitive market practice. As a result of the committee's analysis, it approved awards of 150,000 SOSARs to Mr. Ells and Mr. Moran, 55,600 SOSARs to Mr. Hartung, 24,000 SOSARs to Mr. Blessing, 20,000 SOSARs to Mr. Crumpacker and 20,000 SOSARs to Mr. Jones.

In January 2009, in connection with our hiring of Mr. Crumpacker as our Chief Marketing Officer, the committee approved the award to Mr. Crumpacker of 13,600 performance shares. The number of performance shares awarded was based on the recommendations of the Co-Chief Executive Officers and the committee's review of market levels of compensation for this role. The terms of these performance shares are described below under "Grants of Plan-Based Awards in 2009—Terms of 2009 Equity-Based Awards—Performance Shares."

In addition to equity awards granted during 2009, shares of performance-contingent restricted stock originally granted on May 21, 2008 also vested in part. The shares of performance-contingent restricted stock represented a right to be issued shares of our common stock, subject to satisfaction of a specified level of cumulative aggregate operating income prior to the expiration date of the award. The committee set the performance target at the time of granting the awards, at a level that it believed would reward the executive officers for maintaining the strength of our business at the time the awards were made. The performance target for these awards is not as aggressive as the target for the performance shares also granted in May 2008 due to the nature of the performance-contingent restricted stock award, which was designed primarily to comply with Section 162(m) of the tax code and related rules relating to deductibility of the compensation expense attributable to the awards. Based on our exceeding the targeted level of $100 million in cumulative aggregate operating income from and after April 1, 2008, the performance condition in the performance-contingent restricted stock grants was satisfied as of April 15, 2009. As a result, half of the awards vested as of that date, and the remaining half of these awards vested on February 20, 2010. The number of shares received by each executive officer upon the awards vesting in April 2009 is reflected in the table titled "Options Exercised and Stock Vested in 2009" below, and an equal number of shares for each executive officer vested in February 2010.

Executive Stock Ownership Guidelines

In May 2008 our Board of Directors adopted stock ownership guidelines for our executive officers. These guidelines are intended to ensure that our executive officers retain ownership of a sufficient amount of Chipotle stock to align their interests in a meaningful way with those of our shareholders. Alignment of our employees' interests with those of our shareholders is a principal purpose of the equity component of our compensation program.

The ownership guidelines were adjusted in February 2009 to account for changes in our executive officers. The adjusted ownership guidelines, reflected as a targeted number of shares to be owned, are presented in the table below. The guidelines are reviewed for possible adjustment each year and may be adjusted by the committee at any time.

Position	# of shares
Chairman and Co-Chief Executive Officer	50,000
President and Co-Chief Operating Officer	50,000
Chief Financial Officer	10,625
Other executive officers	6,000

Shares underlying unvested restricted stock or restricted stock units count towards satisfaction of the guidelines. Executive officers who do not meet the guidelines are allowed five years to acquire the requisite number of shares to comply.

Tax and Other Regulatory Considerations

Code Section 162(m)

Section 162(m) of the Internal Revenue Code provides that compensation of more than $1,000,000 paid to the chief executive officer or to certain other executive officers of a public company will not be deductible for federal income tax purposes unless amounts above $1,000,000 qualify for one of several exceptions. The committee typically attempts to structure the compensation of our executive officers such that compensation paid will be tax deductible to us. The deductibility of some types of compensation payments, however, can depend upon interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond our control. In addition, the committee's primary objective in designing executive compensation programs is to support and encourage the achievement of our company's strategic goals and to enhance long-term shareholder value. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to the amount that will be fully deductible under Section 162(m).

We have implemented a 2006 Cash Incentive Plan as an umbrella plan under which the AIP bonuses are paid in order to ensure that we can deduct the amount of the payouts from our reported income under Section 162(m). Under the 2006 Cash Incentive Plan, the committee sets maximum bonuses for each executive officer and other key employees. If the bonus amount determined under the AIP for participants in the 2006 Cash Incentive Plan is lower than the maximum bonus set under the 2006 Cash Incentive Plan, the committee has historically exercised discretion to pay the lower AIP bonus rather than the maximum bonus payable under the 2006 Cash Incentive Plan.

Code Section 409A

Section 409A of the U.S. tax code generally changes the tax rules that affect most forms of deferred compensation that were not earned and vested prior to 2005. The committee takes Section 409A into account in determining the form and timing of compensation paid to our executive officers.

Accounting Rules

Various rules under generally accepted accounting principles determine the manner in which we account for equity-based compensation in our financial statements. The committee may consider the accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB Topic 718) of alternative grant proposals when determining the form and timing of equity compensation grants to our executive officers. The accounting treatment of such grants, however, is not generally determinative of the type, timing, or amount of any particular grant of equity-based compensation the committee determines to make.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

The Compensation Committee.

Darlene J. Friedman, Chairperson
Patrick J. Flynn

SUMMARY COMPENSATION TABLE

The table below presents the total compensation we paid to each of our executive officers for services provided to us during the years presented. Amounts in the columns titled "Salary" and "Non-Equity Incentive Plan Compensation" include amounts deferred at the election of each executive officer and paid into one or more retirement plans. Amounts in the columns titled "Stock Awards" and "Option Awards" reflect the grant date fair value of the identified stock-based compensation awards during the relevant year. Amounts in the column titled "Non-Equity Incentive Plan Compensation" were paid out (to the extent not deferred by the executive officer) under the AIP in March of the following year, as described above under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2009 AIP Payouts & Discretionary Bonuses."

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Steve Ells	2009	$1,080,769	$156,200	—	$2,827,500	$2,244,000	$106,229	$6,414,698
Chairman and Co-Chief Executive Officer	2008	$ 938,462	$180,620	$3,634,176	$2,308,655	$ 597,080	$159,178	$7,818,171
	2007	$ 557,692	$ 86,670	$3,513,950	$1,984,000	$1,101,600	$ 66,151	$7,310,063
Monty Moran	2009	$ 834,231	$ 85,200	—	$2,827,500	$1,734,000	$ 73,306	$5,554,237
Co-Chief Executive Officer	2008	$ 576,923	$ 92,116	$2,655,744	$1,683,660	$ 304,511	$ 72,726	$5,385,680
	2007	$ 425,000	$ 54,169	$1,916,700	$ 992,000	$ 688,500	$ 53,512	$4,129,881
Jack Hartung	2009	$ 461,346	$ 56,800	—	$1,048,060	$ 719,100	$125,515	$2,410,821
Chief Financial Officer	2008	$ 413,461	$ 53,734	$1,310,400	$ 808,667	$ 177,631	$115,723	$2,879,616
	2007	$ 329,973	—	$1,277,800	$ 620,000	$ 445,673	$106,303	$2,779,749
Bob Blessing (6)	2009	$ 320,192	—	—	$ 452,400	$ 322,969	$107,411	$1,202,972
Chief Development Officer	2008	$ 289,448	$ 24,379	$ 480,480	$ 357,144	$ 72,516	$ 77,834	$1,301,801
Mark Crumpacker	2009	$ 288,462	$250,000	$ 850,680	$ 377,000	$ 282,375	$128,763	$2,177,279
Chief Marketing Officer								
Rex Jones (7)	2009	$ 297,115	—	—	$ 377,000	$ 295,830	$ 32,573	$1,002,518
Former Chief Development Officer	2008	$ 280,200	$ 12,771	$ 480,480	$ 306,120	$ 68,498	$ 25,824	$1,173,893

(1) Amounts under Bonus for 2009 for Mr. Ells, Mr. Moran and Mr. Hartung reflect discretionary bonuses paid to those officers as described above under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2009 AIP Payouts & Discretionary Bonuses." Amount under Bonus for 2009 for Mr. Crumpacker reflects a hiring bonus paid in connection with his joining us as Chief Marketing Officer in January 2009 as described above under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Base Salaries." Amounts under Bonus for 2008 reflect the amount of 2008 AIP payouts to each executive officer attributable to discretionary adjustments made to the terms of the AIP for all employees. Amounts under Bonus for 2007 reflect discretionary bonuses paid to Mr. Ells and Mr. Moran in order to reward our top executives for their particularly outstanding performance and our extraordinary results during 2007.

(2) Amounts under Stock Awards represent the grant date fair value under FASB Topic 718 of shares of restricted stock awarded in 2007 and performance shares awarded in 2008 (or in the case of Mr. Crumpacker, in January 2009). The shares of restricted stock awarded in 2007 were replaced with awards of performance-contingent restricted stock during 2008. For accounting purposes, the award of the performance-contingent restricted stock was treated as a modification of the original restricted stock grant with no incremental value associated with the modification. The value reported is the full value of the award based on the closing price of the security granted on the date of grant. This amount is recognized as compensation expense over the service period under FASB Topic 718.

(3) Amounts under Option Awards represent the grant date fair value under FASB Topic 718 of stock options awarded in 2007 and SOSARs awarded in 2008 and 2009. See Note 5 to our financial statements for the year ended December 31, 2009, which are included in our Annual Report on Form 10-K filed with the SEC on February 19, 2010, for descriptions of the methodologies and assumptions we use to value option awards and the manner in which we recognize the related expense pursuant to FASB ASC Topic 718.

(4) Amounts under Non-Equity Incentive Plan Compensation represent the amounts earned under the AIP for the relevant year, as described under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—AIP Structure" and "—2009 AIP Payouts & Discretionary Bonuses."

(5) Amounts under All Other Compensation for 2009 include the following:

- Matching contributions we made on the executive officers' behalf to the Chipotle Mexican Grill 401(K) plan as well as the Chipotle Supplemental Deferred Investment Plan, in the aggregate amounts of $75,877 for Mr. Ells, $50,158 for Mr. Moran, $28,362 for Mr. Hartung, $17,145 for Mr. Blessing, and $15,574 for Mr. Jones. See "Non-Qualified Deferred Compensation for 2009" below for a description of the Chipotle Supplemental Deferred Investment Plan.
- Company car costs, which include the depreciation expense recognized on company-owned cars or lease payments on leased cars (in either case less employee payroll deductions), insurance premiums, and maintenance and fuel costs, or a monthly car allowance for officers who elect under the standard terms of our company-wide company car program to receive an allowance rather than a company car.
- Housing costs, including monthly rent and utilities payments, of $31,040 for Mr. Hartung, $30,000 for Mr. Blessing, and less than $25,000 for Mr. Crumpacker, as well as payments for reimbursement of taxes payable in connection with this benefit totaling $14,190 for Mr. Hartung, $15,586 for Mr. Blessing and $12,014 for Mr. Crumpacker.
- Relocation costs totaling $41,901 for Mr. Crumpacker, as well as legal fees totaling $35,792 for Mr. Crumpacker pertaining to sale of his interest in and related transactions with respect to the firm he founded and ran prior to joining us in January 2009.
- Commuting expenses, which include air fare, airport parking and ground transportation relating to travel between an officer's home and our company headquarters, totaling $26,380 for Mr. Hartung and $27,619 for Mr. Blessing.
- Term life insurance premium payments for each executive officer.

(6) Mr. Blessing became Chief Development Officer in February 2010.

(7) Mr. Jones became Executive Director—International Development in February 2010.

GRANTS OF PLAN-BASED AWARDS IN 2009

Name	Grant Date(1)	Award Description	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (# shares)	Target (# shares)	Maximum (# shares)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3)
Steve Ells	2/17/09	SOSARs(4)							150,000	$53.36	$2,827,500
	2/17/09	AIP	$0	$1,100,000	$2,244,000						
Monty Moran	2/17/09	SOSARs(4)							150,000	$53.36	$2,827,500
	2/17/09	AIP	$0	$ 850,000	$1,734,000						
Jack Hartung	2/17/09	SOSARs(4)							55,600	$53.36	$1,048,060
	2/17/09	AIP	$0	$ 352,500	$ 719,100						
Bob Blessing	2/17/09	SOSARs(4)							24,000	$53.36	$ 452,400
	2/17/09	AIP	$0	$ 162,500	$ 331,500						
Mark Crumpacker	1/5/09	Performance Shares(4)				13,600	13,600	13,600			$ 850,680
	2/17/09	SOSARs(4)							20,000	$53.26	$ 377,000
	2/17/09	AIP	$0	$ 150,000	$ 306,000						
Rex Jones	2/17/09	SOSARs(4)							20,000	$53.36	$ 377,000
	2/17/09	AIP	$0	$ 150,000	$ 469,350						

(1) Each executive officer was entitled to a cash award to be paid under our Amended and Restated 2006 Cash Incentive Plan, although as a matter of practice the Compensation Committee exercises discretion to pay each executive officer a lesser amount determined under the AIP as described under "Compensation Discussion and Analysis—Components of Compensation—Annual Incentives," as adjusted in the committee's discretion when determined to be appropriate. Amounts under Threshold reflect the terms of the AIP as approved at the beginning of 2009. Amounts under Target reflect the target AIP bonus, which would have been paid to the executive officer if each of the company performance factor, team performance factor and individual performance factor under the AIP had been set at 100 percent. Amounts under Maximum reflect the AIP bonus which would have been payable had each of the company performance factor, team performance factor and individual performance factor been at the maximum level. Actual AIP bonuses paid are reflected in the "Non-Equity Incentive Plan Compensation" column of the table labeled "Summary Compensation Table" above.

(2) Performance shares awarded to Mr. Crumpacker will only vest in the event we achieve a specified performance target prior to expiration of the award. See "—Terms of 2009 Equity-Based Awards—Performance Shares" below.

(3) See Note 5 to our financial statements for the year ended December 31, 2009, which are included in our Annual Report on Form 10-K filed with the SEC on February 19, 2010, for descriptions of the methodologies and assumptions we use to value SOSAR awards pursuant to FASB Topic 718. The grant date fair value of equity awards is included in the "Stock Awards" or "Option Awards" columns of the Summary Compensation Table for each executive officer for 2009.

(4) All equity awards are denominated in shares of common stock, and are granted under the Amended and Restated Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan.

Terms of 2009 Equity-Based Awards

SOSARs

Each SOSAR represents the right to receive shares of common stock in an amount equal to (i) the excess of the market price of the common stock at the time of exercise over the base price of the SOSAR, divided by (ii) the market price of the common stock at the time of exercise. The base price of the SOSARs, $53.36, was equal to the closing price of our Class A common stock on the date the committee approved the grants, and the SOSARs are subject to vesting in equal amounts on the second and third anniversary of the grant date. Vesting of the SOSARs may also accelerate as described in the footnotes to the Equity Award Vesting table appearing below under "Potential Payments Upon Termination or Change-in-Control." We filed the form of SOSAR Agreement for 2009 grants as an exhibit to our Annual Report on Form 10-K filed on February 19, 2009.

Performance Shares

The performance shares granted to Mr. Crumpacker had the same terms as performance share awards made to each other executive officer in February 2008, except that the performance goal for Mr. Crumpacker's performance shares was adjusted to reflect the shorter performance period resulting from Mr. Crumpacker joining us in January 2009, 11 months after the awards were made to the other executive officers. The performance shares represent a right to be issued shares of our common stock, subject to our achievement of a specified level of cumulative aggregate operating income beginning with the first quarter of 2009 and prior to completion of our 2011 fiscal year, provided that the performance shares may generally not vest prior to January 1, 2012. Disclosure of the level of cumulative operating income required for the performance share award to vest would subject us to competitive harm. The committee set the performance target at a level that it believes represents a challenging goal for Mr. Crumpacker, in that achievement of the performance target prior to expiration of the award would require significant growth in operating income from the level achieved in 2008. Achieving this level of growth will require continued strong execution of our long-term growth plans, while preserving the profitability of our existing restaurants. Payout of the award requires that Mr. Crumpacker serve as our employee or as a non-employee member of our Board at all times from the grant date to the payout, subject to pro-rata payouts in the event Mr. Crumpacker terminates service with us due to death, disability, or retirement and the performance target is subsequently met prior to the expiration date. Vesting of the performance shares may also accelerate as described in the footnotes to the Equity Award Vesting Upon Termination table appearing below under "Potential Payments Upon Termination or Change-in-Control," and in the text under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Change-in-Control—Performance Shares." We filed the form of Performance Share Agreement for these performance shares as an exhibit to our Annual Report on Form 10-K filed on February 26, 2008.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Steve Ells	—	80,000(1)	$ 63.89	2/20/2014	27,500(2)	$2,424,400(3)		
	—	90,500(4)	$102.65	2/20/2015			41,600(5)	$3,667,456(3)
	—	150,000(6)	$ 53.36	2/17/2016				
Monty Moran	—	40,000(1)	$ 63.89	2/20/2014	15,000(2)	$1,322,400(3)		
	—	66,000(4)	$102.65	2/20/2015			30,400(5)	$2,680,064(3)
	—	150,000(6)	$ 53.36	2/17/2016				
Jack Hartung	13,600	—	$ 22.00	1/25/2013	10,000(2)	$ 881,600(3)		
	—	25,000(1)	$ 63.89	2/20/2014			15,000(5)	$1,322,400(3)
	—	31,700(4)	$102.65	2/20/2015				
	—	55,600(6)	$ 53.36	2/17/2016				
Bob Blessing	—	10,000(1)	$ 63.89	2/20/2014			5,500(5)	$ 484,880(3)
	—	14,000(4)	$102.65	2/20/2015				
	—	24,000(6)	$ 53.36	2/17/2016				
Mark Crumpacker ...	—	20,000(6)	$ 53.36	2/17/2016			13,600(5)	$1,198,976(3)
Rex Jones	—	8,500(1)	$ 63.89	2/20/2014			5,500(5)	$ 484,880(3)
	—	12,000(4)	$102.65	2/20/2015				
	—	20,000(6)	$ 53.36	2/17/2016				

(1) Options vest in full on February 20, 2010, subject to potential accelerated vesting as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Termination."

(2) Represents shares of common stock remaining unvested from awards of performance-contingent restricted shares of Class A common stock on May 21, 2008. The awards vested in part upon satisfaction of performance criteria in April 2009, but under the terms of the awards the remaining half of each award did not vest until February 20, 2010.

(3) Based on the closing stock price of our common stock on December 31, 2009 of $88.16 per share.

(4) SOSARs vest in full on February 20, 2011, subject to potential accelerated vesting as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

(5) Represents shares of common stock remaining unvested from awards of performance shares made in 2008 (except that the award to Mr. Crumpacker was made at the time he joined us as Chief Marketing Officer in January 2009). The awards vest on the later of

February 20, 2010 (or in Mr. Crumpacker's case, January 1, 2012) or satisfaction of performance criteria, subject to potential accelerated vesting as described below under "Potential Payments Upon Termination or Change-in-Control—Equity Award Vesting Upon Change-in-Control—Performance Shares," and expire on March 1, 2012 if they have not vested prior to that date.

(6) SOSARs vest in equal amounts on February 17, 2011 and 2012, subject to potential accelerated vesting as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

OPTION EXERCISES AND STOCK VESTED IN 2009

The following table provides summary information about stock options exercised by our executive officers during 2009 and shares of performance-contingent restricted stock which vested during 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
Steve Ells	150,000	$10,237,101	27,500	$2,049,850
Monty Moran	80,000	$ 4,775,510	15,000	$1,118,100
Jack Hartung	34,400	$ 2,251,828	10,000	$ 745,400
Bob Blessing	20,000	$ 1,198,378	—	—
Mark Crumpacker	—	—	—	—
Rex Jones	20,333	$ 1,265,460	—	—

(1) Based upon the amount by which the closing price of our Class A common stock on the date of exercise exceeded the exercise price of the options.

(2) Based upon the closing price of our Class A common stock on April 15, 2009, the vesting date, of $74.54 per share.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2009

Our Supplemental Deferred Investment Plan permits eligible management employees who elect to participate in the plan, including our executive officers, to make contributions to deferral accounts once the participant has maximized his or her contributions to our 401(k) plan. Contributions are made on the participant's behalf through payroll deductions from 1 percent to 50 percent of the participant's monthly base compensation, which are credited to the participant's "Supplemental Account," and from 1 percent to 100 percent of awards under the AIP, which are credited to the participant's "Deferred Bonus Account." We also match contributions at the rate of 100 percent on the first 3 percent of compensation contributed and 50 percent on the next 2 percent of compensation contributed, provided, however, that we only match contributions to a participant's Deferred Bonus Account if the participant contributes to his or her Supplemental Account. Amounts contributed to a participant's deferral accounts are not subject to federal income tax at the time of contribution. Amounts credited to a participant's deferral accounts fluctuate to track a variety of available investment choices selected by the participant, and are fully vested at all times following contribution.

Participants may elect to receive distribution of amounts credited to either or both of the participant's Supplemental Account or Deferred Bonus Account, in either (1) a lump sum amount paid from two to six years following the end of the year in which the deferral is made, subject to a one-time opportunity to postpone such lump sum distribution, or (2) a lump sum or installment distribution following termination of the participant's service with us, with installment payments made in accordance with the participant's election on a monthly, quarterly or annual basis over a period of up to 15 years following termination, subject to a one-time opportunity to change such distribution election within certain limitations. Distributions in respect of one or both of a participant's deferral accounts are subject to federal income tax as ordinary income in the year the distribution is made.

Amounts credited to participants' deferral accounts are un-funded, unsecured general obligations of ours to pay in the future the value of the accounts.

The table below presents contributions by each executive officer, and our matching contributions, to the Chipotle Supplemental Deferred Investment Plan during 2009, as well as each executive officer's earnings under the plan and ending balances in the plan on December 31, 2009.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(4)
Steve Ells	$ 80,674	$66,077	$ 851	—	$ 322,740
Monty Moran	$ 49,293	$40,358	$52,391	$28,319	$ 208,917
Jack Hartung	$324,356	$26,602	$31,297	—	$1,042,834
Bob Blessing	$ 21,518	$ 7,655	$19,726	—	$ 93,987
Mark Crumpacker	—	—	—	—	—
Rex Jones	$ 87,834	$12,054	$59,009	—	$ 294,567

(1) These amounts are reported in the Summary Compensation Table as part of each executive's Salary for 2009.

(2) These amounts are reported in the Summary Compensation Table as part of each executive's All Other Compensation for 2009.

(3) These amounts are not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(4) These amounts include amounts previously reported in the Summary Compensation Table as Salary or All Other Compensation for years prior to 2009 (ignoring for purposes of this footnote any investment losses on balances in the plan), in the following aggregate amounts: $235,656 for Mr. Ells, $145,885 for Mr. Moran, $636,960 for Mr. Hartung, $55,867 for Mr. Blessing and $125,824 for Mr. Jones.

McDonald's Excess Non-Qualified Plan and Non-Qualified Supplemental Plan

Prior to our separation from McDonald's in October 2006, our executive officers and other key employees were permitted to participate in non-qualified deferred compensation plans maintained by McDonald's. The McDonald's Excess Non-Qualified Plan and Non-Qualified Supplemental Plan provide substantially similar benefits to participants as our Supplemental Deferred Investment Plan, except that the investment and distribution options in the McDonald's plans are different than those in our plan. Effective with our separation from McDonald's, our employees' service with McDonald's was deemed to have terminated, and the balances in these plans will be distributed in accordance with each participant's distribution elections. Our employees are no longer permitted to contribute to these plans, but the balances remaining in the plans in respect of our executive officers are attributable in part to service as one of our employees.

Proxy Statement

The table below presents each executive officer's aggregate earnings under and aggregate withdrawals from the McDonald's plans during 2009, as well as each executive officer's aggregate ending balances in the plans as of December 31, 2009.

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY(1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(2)
Steve Ells	—	—	$ 768	$12,723	$ 25,916
Jack Hartung	—	—	$79,464	$32,370	$1,504,629
Rex Jones	—	—	$ 87	$10,270	$ 2,763

(1) These amounts are not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(2) These amounts include amounts previously reported in the Summary Compensation Table as Salary or All Other Compensation for 2006 (ignoring for purposes of this footnote any investment losses on balances in the plans), in the following aggregate amounts: $55,652 for Mr. Ells and $140,647 for Mr. Hartung.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

We have not entered into written employment, change-in-control, severance or similar agreements with any of our employees, including our executive officers. Accordingly, we do not have any written agreements requiring that we make post-employment severance payments to the executive officers in the event their employment terminates. In addition, payouts under the AIP are conditioned on the employee being employed as of the end of the year for which the payout relates. We have in the past paid severance to executives or other key employees who have left us, and we may negotiate individual severance arrangements with any executive officer whose employment with us terminates, depending on the circumstances of the executive's termination.

The terms of the equity-based awards made to our executive officers do provide for post-employment benefits in certain circumstances. The table below reflects the dollar value, based on the closing price of our common stock on December 31, 2009, of the amount of each listed type of equity award which would have been realizable by each executive officer (including as a result of acceleration of vesting) had the executive's employment terminated as of December 31, 2009 for the reasons identified in the table.

The table also reflects the benefits to our executive officers of term life insurance policies we maintain on their behalf.

Potential Amounts Realizable Upon Termination Under Equity Awards and Life Insurance Policies

Name	Termination for Cause(1)	Termination Without Cause(1)	Voluntary Resignation Without Good Reason(2)	Voluntary Resignation with Good Reason(2)	Economic Termination(3)	Retirement(4)	Qualifying Termination Following Change in Control(5)	Death/ Disability(6)
Steve Ells								
Stock Options/ SOSARs (7)	—	—	—	—	$1,941,600	N/A	$ 7,161,600	$ 7,161,600
Performance Shares	—	—	—	—	—	N/A	$ 3,667,456	$ 3,667,456
Performance-Contingent Restricted Stock	—	$2,424,400	—	$2,424,400	$2,424,400	N/A	$ 2,424,400	$ 2,424,400
Total	$ 0	$2,424,400	$ 0	$2,424,400	$4,366,000	N/A	$13,253,456	$13,253,456
Monty Moran								
Stock Options/ SOSARs (7)	—	—	—	—	$ 970,800	N/A	$ 6,190,800	$ 6,190,800
Performance Shares	—	—	—	—	—	N/A	$ 2,680,064	$ 2,680,064
Performance-Contingent Restricted Stock	—	$1,322,400	—	$1,322,400	$1,322,400	N/A	$ 1,322,400	$ 1,322,400
Total	$ 0	$1,322,400	$ 0	$1,322,400	$2,293,200	N/A	$10,193,264	$10,193,264
Jack Hartung								
Stock Options/ SOSARs (7)	—	$ 899,776	$899,776	$ 899,776	$1,506,526	$3,441,406	$ 3,441,406	$ 3,441,406
Performance Shares	—	—	—	—	—	$1,230,185	$ 1,322,400	$ 1,322,400
Performance-Contingent Restricted Stock	—	$ 881,600	—	$ 881,600	$ 881,600	$ 881,600	$ 881,600	$ 881,600
Total	$ 0	$1,781,376	$899,776	$1,781,376	$2,388,126	$5,553,191	$ 5,645,406	$ 5,645,406
Bob Blessing								
Stock Options/ SOSARs (7)	—	—	—	—	$ 242,700	$1,077,900	$ 1,077,900	$ 1,077,900
Performance Shares	—	—	—	—	—	$ 451,115	$ 484,880	$ 484,880
Total	$ 0	$ 0	$ 0	$ 0	$ 242,700	$1,529,015	$ 1,562,780	$ 1,562,780
Mark Crumpacker								
Stock Options/ SOSARs (7)	—	—	—	—	—	N/A	$ 696,000	$ 696,000
Performance Shares	—	—	—	—	—	N/A	$ 1,198,976	$ 1,198,976
Total	$ 0	$ 0	$ 0	$ 0	$ 0	N/A	$ 1,894,976	$ 1,894,976

Name	Termination for Cause(1)	Termination Without Cause(1)	Voluntary Resignation Without Good Reason(2)	Voluntary Resignation with Good Reason(2)	Economic Termination(3)	Retirement(4)	Qualifying Termination Following Change in Control(5)	Death/ Disability(6)
Rex Jones								
Stock Options/ SOSARs (7)	—	—	—	—	$206,295	N/A	$ 902,295	$ 902,295
Performance Shares	—	—	—	—	—	N/A	$ 484,880	$ 484,880
Total	$ 0	$ 0	$ 0	$ 0	$206,295	N/A	$1,387,175	$1,387,175

(1) In the event of termination for cause, as defined in the plan under which the award was granted, of the employment of the holder of an equity award, all unvested equity awards, as well as vested stock options and SOSARs, terminate immediately. "Cause" under our Amended and Restated 2006 Stock Incentive Plan generally means an award holder's failure to perform his or her duties, willful misconduct or gross negligence, breach of fiduciary duties to us, unauthorized use of company information, or commission of a felony involving moral turpitude.

(2) Under our Amended and Restated 2006 Stock Incentive Plan, "good reason" generally means a reduction in an employee's responsibilities or pay, or a change by more than 30 miles in the location of an employee's job.

(3) In the event of termination of the employment of an employee holding options or SOSARs as a result of a reduction in force, downsizing, technology changes, a reorganization, or adverse economic or business conditions, any options or SOSARs (except SOSARs granted in 2009) scheduled to vest on or before the first anniversary of the termination date vest immediately and any remaining unvested awards are terminated. Options or SOSARs vested on or before the termination date remain exercisable for a period of 90 days following the termination date. Only options granted in 2007 would have accelerated in the event of termination of an executive officer's employment on December 31, 2009 for economic reasons.

Economic termination under applicable option and SOSAR agreements would also constitute termination without cause under other outstanding equity awards.

(4) Certain outstanding equity awards provide that the holder is eligible for retirement when the employee reaches a combined age and years-of-service with us (and with McDonald's Corporation unless there was a break in service prior to joining us from McDonald's) of 70. Of the executive officers, only Mr. Hartung and Mr. Blessing are eligible for retirement.

In the event the employment with us of a holder of options or SOSARs terminates as a result of the holder's retirement, provided we receive six months' prior written notice of the retirement and the holder executes an agreement not to engage in any competitive activity with us for a period of at least two years following retirement, any options and SOSARs scheduled to vest on or before the third anniversary of the retirement date vest immediately and any remaining unvested options and SOSARs are terminated. Because our currently-outstanding options and SOSARs have a three year vesting term, all unvested options and SOSARs held by retirement-eligible employees would vest upon the holder's retirement. Options and SOSARs vested on or before the holder's retirement remain exercisable for a period of three years following the holder's retirement.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's retirement, the performance shares will be paid out only upon satisfaction of the applicable performance condition, in a pro-rata amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until satisfaction of the performance condition. Amounts reflected for retirement-eligible employees assume the awards vested as of February 20, 2010, the earliest date, as of December 31, 2009, that the awards could have vested. These awards were not vested as of the date of this filing.

(5) Our Amended and Restated 2006 Stock Incentive Plan provides that, unless otherwise specified for an award under the plan, if the employment of a holder of an award under the plan is terminated without cause or by the holder for good reason within two years following a change in control as defined in the plan (in either case a "qualifying termination"), the holder's unvested awards will vest and become exercisable. This provision applies to our outstanding options and SOSARs (other than SOSARs granted in 2009), and provides that such options and SOSARs will remain outstanding and exercisable for their full term.

A change in control would generally be deemed to occur under our Amended and Restated 2006 Stock Incentive Plan in the event any person or group acquires shares of our common stock representing greater than 25 percent of the combined voting power of our outstanding common stock, or in the event our current directors, or persons we nominate to replace current directors, do not constitute at least a majority of our Board, or in the event of certain mergers, liquidations, or sales of substantially all of our assets by us.

The award agreement for SOSARs granted in 2009 provides that in the event of a change in control under the plan, unless the SOSARs are replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the SOSARs immediately vest. One of the provisions required to be included in a replacement award in order to avoid vesting of the SOSARs immediately upon occurrence of a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, the award will vest.

The award agreement for our outstanding shares of performance-contingent restricted stock provide that in the event of a change in control under the plan, unless the performance-contingent restricted stock is replaced with an award meeting the criteria described below under "–Equity Award Vesting Upon Change in Control," the performance-contingent restricted stock immediately vests. One of the provisions required to be included in a replacement award in order to avoid vesting of the performance-contingent restricted stock immediately upon occurrence of a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or due to death or disability of the holder, or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, the award will vest.

The award agreement for our outstanding performance shares provides that in the event of a change in control under the plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance shares remain outstanding and vesting will accelerate in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control. In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, unless the performance shares are replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the performance shares immediately vest. One of the provisions required to be included in a replacement award in order to avoid vesting of the performance shares immediately upon occurrence of such a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or due to death or disability of the holder, or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, the award will vest.

(6) In the event the employment with us of a holder of options, SOSARs or an award of performance-contingent restricted stock terminates as a result of the holder's death or disability (that is, a medically diagnosed permanent physical or mental inability to perform his or her job), all of the holder's unvested options, SOSARs and performance-contingent restricted stock will vest, and such options and SOSARs will become immediately exercisable. In addition, the options and SOSARs will remain outstanding and exercisable for a period of three years following the holder's death or disability.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's death or disability, the performance shares will be paid out only upon satisfaction of the applicable performance condition, in a pro-rata amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until satisfaction of the performance condition.

Term life insurance policies maintained by us pay to the estate of any salaried employee, in the event of the employee's death, an amount equal to two times the employee's base salary at the time of his or her death, up to a maximum of $1,000,000, with additional amounts payable in the event the death is accidental. These policies carry an additional benefit for the executive officers only, providing that if the accidental death occurs while the officer is traveling on business for us there is an additional benefit payable equal to $350,000. This amount is not reflected in the table above.

(7) The dollar values reflected in the table are based on the excess of the closing price of our common stock on December 31, 2009 over the exercise price of the applicable options or SOSARs. The terms of stock options granted in 2006, including options held as of December 31, 2009 by Mr. Hartung which were vested as of that date, allow post-termination exercise of vested options for a period of 30 days following the optionholder's voluntary termination of his or her employment, unless otherwise specified in the footnotes above. Options and SOSARs granted in 2007 and thereafter, none of which were vested as of December 31, 2009, allow post-termination exercise of vested awards for a period of 90 days following the holder's voluntary termination of his or her employment, unless otherwise specified above.

Equity Award Vesting Upon Change in Control

In addition to the provisions described above relating to equity-based awards for which vesting may accelerate in connection with a termination of the holder's employment, our outstanding performance shares and performance-contingent restricted stock awards have provisions providing for the acceleration of vesting in connection with certain changes in control of Chipotle.

2009 SOSARs

The award agreement for SOSARs granted in 2009 provides that in the event of a change in control under our Amended and Restated 2006 Stock Incentive Plan, any unvested SOSARs will automatically vest as of the date of the change in control, unless the SOSARs are replaced with an award meeting the following criteria:

- the replacement award must be denominated in securities listed on a national securities exchange;
- the replacement award must have a value equal to the SOSARs being replaced, including an aggregate exercise or base price equal to the aggregate base price of such SOSARs, an aggregate spread equal to the aggregate spread of such SOSARs as determined immediately prior to the relevant change in control, and a ratio of exercise price or base price to the fair market value of the securities subject to such replacement award that is equal to the ratio of base price of such SOSARs to the price of our common stock at the time of the change in control;
- the vesting date(s) of the replacement award must be the same as the vesting date(s) of the performance-contingent restricted stock, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan; and
- the replacement award must provide for immediate vesting upon any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in our Amended and Restated 2006 Stock Incentive Plan, or upon the securities constituting such replacement award ceasing to be listed on a national securities exchange.

In the event of a change in control under the plan as of December 31, 2009, if the outstanding 2009 SOSARs were not replaced with a replacement award meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of December 31, 2009:

Executive Officer	Value of Vested Award
Steve Ells	$5,220,000
Monty Moran	$5,220,000
Jack Hartung	$1,934,880
Bob Blessing	$ 835,200
Mark Crumpacker	$ 696,000
Rex Jones	$ 696,000

Performance Shares

The award agreement for our outstanding performance share awards provide that in the event of a change in control under the plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance share awards remain outstanding and vesting will only accelerate in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control.

In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, the performance share awards immediately vest unless they are replaced with an award meeting the following criteria:

- the replacement award must consist of securities listed on a national securities exchange;
- the replacement award must have a value equal to the value of the unvested performance share award, calculated as if each unvested share were exchanged for the consideration (including all stock, other securities or assets, including cash) payable for one share of common stock in the change in control transaction;
- the vesting date of the replacement award must be March 1, 2011, unless the change in control is after that date but prior to March 1, 2012 (the expiration date of the award), in which case the vesting date must be March 1, 2012, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, or the holder's employment terminates due to the holder's medically diagnosed permanent physical or mental inability to perform his or her job duties; and
- the replacement award must provide for immediate vesting upon any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in our Amended and Restated 2006 Stock Incentive Plan, or the securities constituting such replacement award ceasing to be listed on a national securities exchange.

In the event of such a change in control under the plan as of December 31, 2009, if the outstanding performance share awards were not replaced with a replacement award meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of December 31, 2009 (in addition to any acceleration of vesting as described below under "—Performance-Contingent Restricted Stock"):

Executive Officer	Value of Vested Award
Steve Ells	$3,667,456
Monty Moran	$2,680,064
Jack Hartung	$1,322,400
Bob Blessing	$ 484,880
Mark Crumpacker	$1,198,976
Rex Jones	$ 484,880

Performance-Contingent Restricted Stock

The award agreement for our outstanding shares of performance-contingent restricted stock provides that in the event of a change in control under our Amended and Restated 2006 Stock Incentive Plan, any unvested shares of performance-contingent restricted stock will automatically vest as of the date of the change in control, unless the performance-contingent restricted stock is replaced with an award meeting the following criteria:

- the replacement award must consist of securities listed on a national securities exchange;
- the performance criteria applicable to the performance-contingent restricted stock will be deemed satisfied;
- the replacement award must have a value equal to the value of the unvested shares of performance-contingent restricted stock, calculated as if each unvested share were exchanged for the consideration (including all stock, other securities or assets, including cash) payable for one share of common stock in the change in control transaction;
- the vesting date(s) of the replacement award must be the same as the vesting date(s) of the performance-contingent restricted stock, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in our Amended and Restated 2006 Stock Incentive Plan, or the holder's employment is terminated due to the holder's death, or the holder's disability as defined in our Amended and Restated 2006 Stock Incentive Plan; and
- the replacement award must provide for immediate vesting upon (i) any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in our Amended and Restated 2006 Stock Incentive Plan, (ii) the securities constituting such replacement award ceasing to be listed on a national securities exchange, or (iii) the date the holder experiences a qualifying termination as defined in our Amended and Restated 2006 Stock Incentive Plan.

In the event of a change in control under the plan as of December 31, 2009, if the outstanding performance-contingent restricted stock awards were not replaced with a replacement award meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of December 31, 2009:

Executive Officer	Value of Vested Award
Steve Ells	$2,424,400
Monty Moran	$1,322,400
Jack Hartung	$ 881,600

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and holders of greater than 10 percent of our outstanding common stock to file initial reports of their ownership of our equity securities and reports of changes in ownership with the SEC. Based solely on a review of the copies of such reports furnished to us and written representations from our officers and directors, we believe that all Section 16(a) filing requirements were complied with on a timely basis in 2009, except that one report on Form 4 reporting a sale by Mr. Ells was filed late due to an administrative error.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Sequence LLC

Mark Crumpacker, our Chief Marketing Officer, served as Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, prior to joining us in January 2009. Sequence provided us with a variety of marketing consulting services during 2009 under a master services agreement, and we expect to continue to work with Sequence during 2010. Sequence has issued Mr. Crumpacker a promissory note in connection with his separation from them, has agreed to license certain intellectual property from him, and he also retains a call right to purchase a minority interest in Sequence at any time prior to 2012. We incurred fees payable to Sequence totaling $1.29 million for services during 2009.

Registration Rights

Prior to our initial public offering, certain of our current shareholders, including Steve Ells, our Chairman and Co-Chief Executive Officer, Monty Moran, our Co-Chief Executive Officer and member of our Board of Directors, and Albert S. Baldocchi and Darlene J. Friedman, members of our Board, entered into a registration rights agreement with us relating to shares of common stock they held at the time the agreement was executed. Under the agreement, these directors are entitled to piggyback registration rights with respect to any registration statement we file under the Securities Act of 1933, as amended, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We would be responsible for the expenses of any such registration.

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

OTHER BUSINESS AND MISCELLANEOUS

The Board and management do not know of any other matters to be presented at the annual meeting. If other matters do properly come before the annual meeting, it is intended that the persons named in the accompanying proxy vote the proxy in accordance with their best judgment on such matters.

SHAREHOLDER PROPOSALS AND NOMINATIONS FOR 2011 ANNUAL MEETING

Inclusion of Proposals in Our Proxy Statement and Proxy Card under the SEC's Rules.

Any proposal of a shareholder intended to be included in our proxy statement and form of proxy/voting instruction card for the 2011 annual meeting of shareholders pursuant to SEC Rule 14a-8 must be received by us no later than December 16, 2010, unless the date of our 2011 annual meeting is more than 30 days before or after June 8, 2011, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. All proposals should be addressed to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

Bylaw Requirements for Shareholder Submission of Nominations and Proposals.

A shareholder nomination of a person for election to our Board of Directors or a proposal for consideration at our 2011 annual meeting must be submitted in accordance with the advance notice procedures and other requirements set forth in Article II of our bylaws. These requirements are separate from, and in addition to, the requirements discussed above to have the shareholder nomination or other proposals included in our proxy statement and form of proxy/voting instruction card pursuant to the SEC's rules. Our bylaws require that the proposal or nomination must be received by our corporate Secretary at the above address no earlier than the close of business on February 8, 2011, and no later than the close of business on March 10, 2011, unless the date of the 2011 annual meeting is more than 30 days before or after June 8, 2011. If the date of the 2011 annual meeting is more than 30 days before or after June 8, 2011, we must receive the proposal or nomination no earlier than the 120th day before the meeting date and no later than the 90th day before the meeting date, or if the date of the meeting is announced less than 100 days prior to the meeting date, no later than the tenth day following the day on which public disclosure of the date of the 2011 annual meeting is made.

AVAILABILITY OF SEC FILINGS, CORPORATE GOVERNANCE GUIDELINES, CODE OF CONDUCT, CODES OF ETHICS AND COMMITTEE CHARTERS

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports filed with the SEC, our Code of Conduct, Codes of Ethics, Corporate Governance Guidelines, the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and any reports of beneficial ownership of our common stock filed by executive officers, directors and beneficial owners of more than 10 percent of the outstanding shares of either class of our common stock are posted on and may be obtained on the Investors page of our website at www.chipotle.com without charge, or may be requested (exclusive of exhibits), at no cost by mail to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

DELIVERY OF MATERIALS TO SHAREHOLDERS WITH SHARED ADDRESSES

Beneficial holders who own their shares through a broker, bank or other nominee and who share an address with another such beneficial owner are only being sent one Notice of Internet Availability of Proxy Materials or set of proxy materials, unless such holders have provided contrary instructions. If you wish to receive a separate copy of these materials or if you are receiving multiple copies and would like to receive a single copy, please contact Chipotle investor relations by phone at (614) 508-1303, by writing to Investor Relations, Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, Colorado, or by email to ir@chipotle.com.

MISCELLANEOUS

If you request physical delivery of these proxy materials, we will mail along with the proxy materials our 2009 Annual Report, including our Annual Report on Form 10-K for fiscal year 2009 (and the financial statements included in that report) as filed with the SEC; however, it is not intended that the Annual Report or Form 10-K be a part of the proxy statement or a solicitation of proxies.

You are respectfully urged to enter your vote instruction via the Internet as explained on the Notice of Internet Availability of Proxy Materials that was mailed to you, or if you are a holder of record and have received a proxy card, via telephone as explained on the proxy card. We will appreciate your prompt response.

By order of the Board of Directors

/s/ Monty Moran

Co-Chief Executive Officer, Secretary and Director

April 15, 2010

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MANAGEMENT TEAM

Steve Ells
Founder, Chairman & Co-Chief Executive Officer

Monty Moran
Co-Chief Executive Officer

Jack Hartung
Chief Financial Officer

Bob Blessing
Chief Development Officer

Mark Crumpacker
Chief Marketing Officer

BOARD OF DIRECTORS

Steve Ells
Chairman of the Board

Montgomery F. Moran
Director

Albert S. Baldocchi
Director
Independent Financial Consultant and Strategic Advisor

John S. Charlesworth
Director
President, Midwest Division, McDonald's Corp. (retired)

Neil W. Flanzraich
Director
Former Vice Chairman and President, IVAX Corporation; Private Investor

Patrick J. Flynn
Director
Executive Vice President, Strategic Planning and Acquisitions, McDonald's Corp. (retired)

Darlene J. Friedman
Director
Senior Vice President, Human Resources, Syntex Corp. (retired)

STOCK EXCHANGE LISTING

New York Stock Exchange
Symbol: CMG

AUDITORS

Ernst & Young LLP
Denver, Colorado

STOCK TRANSFER AGENT

By mail:
Computershare Investor Services, LLC.
350 Indiana Street, Suite 750, Golden, CO 80401

By phone:
1-303-262-0678

Online:
www.computershare.com

Stockholders may obtain copies of Chipotle's annual report on Form 10-K for the year ended December 31, 2009 (exclusive of exhibits), including our audited financial statements, at no cost by writing to the Corporate Secretary, Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202.


CHIPOTLE
YOU COULD HAVE A CARNITAS BURRITO WITH BLACK BEANS, CILANTRO-LIME RICE, FAJITA VEGETABL
OR YOU COULD HAVE BARBACOA OR GRILLED CHICKEN
TREAT YOURSELF TO GUACAM
OUR SALAD CAN BEAT UP YOUR SALAD
CRISPY TACOS ARE
CHANGING THE WAY PEOPLE
PEPPERS ROASTED IN THE SUN
MASHED FRESH GUACAMOLE
LOCALLY NATURALLY RAISE
ORDER ONLINE
SOURCING PRODUCE QUICKLY
GOURMET FOOD SERVED INGREDIENTS
SEVERAL TIMES A DAY FROM
NEVER MADE WITH MYSTERY
BACON & SEVERAL HERBS AND SP
GUACAMOLE HAND SMASHED SEASONED WITH
PINTO BEANS SEASONED WITH CUMIN & GARLIC THEN S
BLACK BEANS
THE BURRITO YOU CHOOSE TO BUY & EAT, AND WHAT IT'S
MORE BURRITOS IN THE WORLD
MAYBE IF THERE WERE
THERE WOULD BE MORE PEACE
BLACK OR PINTO BLACK OR PINTO
BLACK OR PINTO BLACK OR PINTO
OR VEGETARIAN WITH HANDSMASHED GUACAMOLE MADE WITH RIPE, RICH HASS A
COMING FROM SOMEWHERE NEARBY SOURCED LOCALLY, NATURALLY RAISED, SUSTA
TREAT A FRIEND TO SOME CHIPS & GUAC - MORE CHIPS & GUAC = MORE FRIENDS
SOUR CREAM & CHEESE, 2 DIFFERENT SALSAS - BOTH RED AND GREEN CHILI TOMATILLO SALSAS AND TOP IT OF
NATURALLY RAISED, OR RESPONSIBLY RAISED OR PASTURE RAISE
SWEET HEAT CHIPOTLE SUPPORTS FAMILY FARMS
AND YOUR GUAC IS YOU I'M LOOKING OUT FOR ME, AND SO IS CHIPOTLE.
EAM - IT'S BARBACOA I DON'T KNOW A LOT ABOUT SUSTAINABLE FARMIN
PEER PRESSURE AND ALL OF THAT... I'LL TAKE MY SOUR CREAM AND CHEESE
BUT WHO HAD THE IDEA???????????????
TRO, MEET LIME NOW COMMENCE YOUR BE
I JUST WANT TO KNOW SO I CAN GIVE HIM OR HE
OR THE FARMERS, GOOD FOR THE ANIMALS & GOOD FOR YOU NICE JOB WITH THE WIND TU
OR EVERYONE EACH ONION IS DICED INTO PERFECT SQUARES AND IT'S PRETTY CLEAR IT MAKES THE
ORE SUSTAINABLE & MORE RESPONSIBLE BE A GOOD FRIEND, BUY YOUR FRIEND
OD FARMS HAVE YOU SEEN THE SIZE OF THE BURRITOS??? THE TORTILLAS MUST GET A WORKOUT HOLDI
HI-POAT-LAY" SOME OF THE GREATEST BURRITOS EVER MADE STEAK GRILLED TO A PERFECT, J
SAVE ENERGY. WHEN YOU EAT A BURRITO YOU'RE HELPING TO KEEP A FARM
CHIPOTLE MEXICAN GRILL

This cover was printed on 100% recycled paper containing 30% post-consumer waste and the narrative was printed on 100% recycled paper with 10% post-consumer waste.